1/18

05012751

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mori Seiki

*CURRENT ADDRESS 2-35-16 Meiki, Nakamura-ku
Nagoya City 450-0002
JAPAN

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 34930 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MM

DAT : 11/22/05

June 10, 2004

To All Shareholders

106 Kitakoriyama-cho, Yamato-Koriyama City, Nara Prefecture
Mori Seiki Co., Ltd.
President Masahiko Mori

Convocation Notice of the 56th Ordinary General Meeting of Shareholders

Notice is herby given that the 56th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is cordially requested.

You are entitled to vote in writing if you are unable to attend the meeting in person. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to the Company.

1. Time — 9 AM, June 25, 2004 (Friday)
2. Place — 362 Idono-cho, Yamato-Koriyama City, Nara Prefecture
   The Company's Nara Campus, 2F Board Room
   (Please refer to the 'Map to the Meeting place' attached at the end of this report)
3. Meeting agenda

Reports	56th term (April 1, 2003 to March 31, 2004) Report of Operations , balance sheets and statement of income
Resolutions	
Resolution 1	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 56th Accounting Period
Resolution 2	Partial Amendment to the Articles of Incorporation The general description of the proposal is included in section 15 to 17 of the attached 'Reference Material in the Exercise of Voting Rights'
Resolution 3	Election of 13 Directors
Resolution 4	Retirement benefits paid to directors and statutory auditors following the abolition of the of retirement benefit system
Resolution 5	Revision of Directors' bonuses
Resolution 6	Revision of Statutory Auditors' bonuses
Resolution 7	Issuing of equity warrants to persons besides shareholders with substantially favorable terms. The general description of the proposal is included in section 23 to 24 of the attached 'Reference Material in the Exercise of Voting Rights'

If you attend the meeting in person, please submit the enclosed 'Exercise of Voting' form at the reception desk of the meeting.

Report of Operations

(April 1 2003 to March 31, 2004)

I Outline of Operations

1. Process and results of operations

The global economic recovery slowed in the first quarter as the situation in Iraq deteriorated, and SARS emerged in Asia. However, the U.S. and Asian economies contributed to an expansion of the global economy, and the Japanese economy began to show signs of a gradual recovery as capital investment and exports increased, although consumer spending remained weak.

In the machine tool industry, the order environment improved significantly, particularly from October 2003, due to continued strong capital investment in the domestic auto industry, and a sharp expansion in orders from the IT industry. In overseas markets, the auto industry drove strong capital investment in Asia, particularly China.

Sales turned out to be 72.787 billion yen, an increase of 32.2% over the previous fiscal year. The main factors that contributed to this increase were good demand for capital expenditure in Japan and abroad, the production capacity increased due to the start of operations at the new Chiba plant, the establishment of a direct sales organization in US and the reinforcement of the competitive power of our products by the combined effects of high capacity, high quality and reduced lead time. Operating income was 1.336 billion yen (2.790 billion yen loss in the previous fiscal year), because of increases sales. In addition the proportion of sales accounted for by new products whose costs we have managed to reduce has increased. Ordinary income was 2.138 billion yen (2.222 billion yen loss in the previous fiscal year) and the net income turned out to be 1.000 billion yen (5.349 billion yen loss in the previous fiscal year).

2. Capital investment

Our total investment including software was 4.883 billion yen.

3. We redeemed the 2nd convertible bond (743 million yen) and the 4th convertible bond (4.332 billion yen). Also we borrowed 20.000 billion yen syndicate loan.

4. Challenges

The business environment surrounding the machine tool industry was favorable in Fiscal year 2002, both inside and outside Japan, with machine tool demand underpinned by active investment spending in the automobile and IT industries, and expanding capital spending by manufacturers in Japan and internationally. Machine tool order statistics (from the Japan Machine Tool Builders' Association) show machine tool demand rising for the past 19 months.

However, the outlook for capital goods demand is not wholly bright, given the volatility of the U.S. dollar against the yen, the increasingly unstable situation in Iraq, and the risk of terrorism to the global economy. We also intend to cut fixed costs and build a more solid earnings structure so that we can still operate profitably even in a contracting market pie.

5. Earnings performance and financial situation (Non-consolidated)

		53rd Term Fiscal year 2001	54th Term Fiscal year 2001	55th Term Fiscal year 2002	56th (Current) Term Fiscal year 2003
Sales	(million yen)	79,382	54,291	55,072	72,787
Ordinary income (loss)	(million yen)	2,532	-3,589	-2,222	2,138
Net income (loss)	(million yen)	491	-16,625	-5,349	1,000
Net income (loss) Per share	(yen)	5.13	-179.13	-59.67	10.47
Total assets	(million yen)	141,378	106,964	107,407	116,518
Net assets	(million yen)	121,945	88,906	82,489	84,051

Note: 1. Net income (loss) per share is calculated based on the average number of shares in issue during the term. From the 54th term, the average number of shares in issue is calculated after deducting the treasury stock. From the 55th term, net income (loss) per share is calculated based on Corporate Accounting Standard No. 2 (Accounting for net income per share) and Corporate Accounting Standard No. 4 (Directions for Application of Accounting for net income per share).
2. From the 56th term, net income (loss) and net income (loss) per share are presented in accordance with Ministry of Justice Directive No. 7 (February 28, 2003) related to partial revision of application of the Commercial Code.
3. Increase of the net income in the 53rd term resulted from increase sales and foreign exchange gain.
4. The net loss in the 54th term resulted from the decline in sales, appraisal losses on inventory asset disposals, and appraisal losses on investment securities.
5. The net loss in the 55th term resulted from appraisal losses on investment securities and appraisal losses on subsidiary stock.
6. The outline of the 56th term is described on "1. Process and results of operations"

II. Overview of the Mori Seiki Group (as of March 31, 2004)

(1) Principal activities

Manufacture and sale of machine tools (machining centers, CNC lathes and other finished products)

(2) Principal Offices

Name	Location	Name	Location
Head office	Nara Prefecture	Kanazawa Technical Center	Ishikawa Prefecture
Nara Campus	Nara Prefecture	Anjo Technical Center	Aichi Prefecture
Nara Campus (Kitakoriyama)	Nara Prefecture	Nagoya Technical Center Annex	Aichi Prefecture
Nara Techno Forum	Nara Prefecture	Nagoya Technical Center	Aichi Prefecture
Iga Campus	Mie Prefecture	Gifu Technical Center	Gifu Prefecture
Chiba Campus	Chiba Prefecture	Mie Technical Center	Mie Prefecture
Hokkaido Technical Center	Hokkaido	Kyoto Technical Center	Kyoto Prefecture
Akita Technical Center	Akita Prefecture	Osaka Technical Center	Nara Prefecture
Sendai Technical Center	Miyagi Prefecture	South Osaka Technical Center	Osaka Prefecture
Yamagata Technical Center	Yamagata Prefecture	Himeji Technical Center	Hyogo Prefecture
Nagaoka Technical Center	Niigata Prefecture	Okayama Technical Center	Okayama Prefecture
Koriyama Technical Center	Fukushima Prefecture	Yonago Technical Center	Tottori Prefecture
Mito Technical Center	Ibaraki Prefecture	Takamatsu Technical Center	Kagawa Prefecture
Utsunomiya Technical Center	Tochigi Prefecture	Ehime Technical Center	Ehime Prefecture
Gunma Technical Center	Gunma Prefecture	Hiroshima Technical Center	Hiroshima Prefecture
Saitama Technical Center	Saitama Prefecture	Fukuoka Technical Center	Fukuoka Prefecture
Chiba Technical Center	Chiba Prefecture	Kumamoto Technical Center	Kumamoto Prefecture
Hachioji Technical Center	Eastern Kyoto		
Yokohama Technical Center	Kanagawa Prefecture	Overseas Technical Centers	Americas: 15 TCs including Dallas
Nagano Technical Center	Nagano Prefecture	Overseas Representative Offices	Europe: 8 TCs including Stuttgart
Matsumoto Technical Center	Nagano Prefecture		Other: 15 TCs including Singapore
Shizuoka Technical Center	Shizuoka Prefecture		
Hamamatsu Technical Center	Shizuoka Prefecture		

(3) Information on Shares

(1) Number of shares the company may issue 157,550,000
(2) Number of shares issued 94,775,427
(3) One unit of shares 100
(4) Number of shareholders at fiscal end 9,900
(5) Ten Largest Shareholders

Shareholder name	Investment in Mori Seiki		Mori Seiki investment in shareholder	
	Number of shares	Percentage of voting shares	Number of shares	Ownership ratio
	Thousand	%	Thousand	%
Mori Seiki Co., Ltd.	6,376	—	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	6,286	7.12	—	—
Masahiko Mori	4,615	5.23	—	—
Yukio Mori	4,150	4.70	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	3,657	4.14	—	—
Nanto Bank, Ltd.	3,420	3.87	4,766	1.73
Shigeru Mori	2,970	3.37	—	—
State Street Bank & Trust Co. 505019	2,125	2.41	—	—
Sunrise	1,878	2.13	—	—
Morgan Stanley & Co. International Ltd.	1,709	1.94	—	—

(4) Major Lenders

	Loan balance	Shares held in the Company by the lender	
		Number of shares	Percentage of voting shares
	million yen	Thousand	%
Syndicated loan (* 1)	13,400	—	—
Syndicated loan (* 2)	6,600	—	—

Note: * 1 The loan syndicate consists of 15 banks, with The Sumitomo Mitsui Banking Corporation acting as lead underwriter.
* 2 The loan syndicate consists of 15 banks, with Nanto Bank, Ltd. acting as lead underwriter

(5) Acquisition, Allocation, and Ownership of Treasury stock

(1) Shares acquired
Common stock 658,887 shares
Total amount of shares acquired 478,930,169 yen

(2) Shares held at end of term
Common stock 6,376,975 shares

(6) Status of Equity Warrants

(1) Equity warrants currently issued.

Issue Date	June 27, 2002
Number of equity warrants	29,150
Class to be Issued	Common stock
Number of shares to be issued upon exercise of stock acquisition rights	2,915,000 shares
Issue Price of Share Acquisition Rights	No consideration paid

(7) Employee Status

	Number of employees	Average age Years	Average length of employment Years
Male	1,732 (1,395)	40.6	16.0
Female	145 (126)	28.4	6.6
Total or Average	1,877 (1,521)	39.7	15.3

Note: Figures in brackets show the number of employees at the end of the previous term.
Employee numbers do not include 154 people seconded to subsidiaries (88 in the previous term) or 149 temporary staff (104 in the previous term).

(8) Company's Status (Consolidated)

(1) Status of Principal Subsidiaries

Company name	Capital	Percentage of voting shares	Principal activities
MORI SEIKI U.S.A., INC.	17,000,000 U.S. dollars	100%	Sales and servicing of Mori Seiki products in the Americas
MORI SEIKI G.m.b.H.	715,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI (UK) LTD.	2,173,000 pounds sterling	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI FRANCE S.A.	8,503,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI ITALIANA S.R.L.	10,000 euros	100%	Sales and servicing of Mori Seiki products in Europe

(2) Additions to the consolidated group

The machine tool business of Mori Seiki Hitech Co., Ltd. (Mori Seiki 100% owned) was assigned to us on August 1, 2003.

Mori Seiki Trading, Ltd. (Mori Seiki 100% owned), a domestic sales company was established on December 11, 2003.

Mori Seiki Australia Pty Ltd. (Mori Seiki 100% owned), an overseas sales company was established on September 2, 2003

PT. Mori Seiki Indonesia (Mori Seiki 100% owned), an overseas sales company was established on April 1, 2003.

Mori Seiki Distributor Services, Inc. (Mori Seiki USA 100% owned), an overseas sales company was established on August 22, 2003

Mori Seiki Mid-American Sales Inc. (Mori Seiki Distributor Services 80% owned), an overseas sales company was established on August 22, 2003

(3) Merger of companies

The Mori Seiki group contains 26 consolidated subsidiaries, including the principal subsidiaries listed above. Consolidate sales was 87.557 billion yen (Increase of 37.1% over the previous fiscal year). Ordinary income was 1.850 billion yen (3.476 billion yen loss in the previous fiscal year) and the net income turned out to be 0.712 billion yen (5.554 billion yen loss in the previous fiscal year).

(9) Directors and Auditors

Title	Name	Principal activities
* President	Masahiko Mori	
Senior Executive Managing Director	Kyoji Umeoka	Sales & Marketing HQ Executive Officer
Managing Director	Hiroshi Mizuguchi	Development/Manufacturing Executive Officer (Manufacturing) and Iga Campus Chief
Managing Director	Takeshi Saito	Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager
Managing Director	Kazuyuki Hiramoto	Development & Manufacturing HQ Executive Officer (Development), Nara Campus General Manager
Managing Director	Tadashi Saito	Development/Manufacturing Vice Executive Officer and Mori Seiki Fixture Laboratory General Manager
Director	Koji Okura	Sales & Marketing HQ Vice Executive Officer and Sales Planning BU Asia /Pacific/Strategic Growth Territory General Manager
Director	Hiraku Nakata	Service & Parts Department and Mori Seiki Techno General Manager
Director	Yasunori Hamabe	Sales & Marketing HQ Vice Executive Officer, Americas Department General Manager
Director	Yoshitsugu Shigeta	Development & Manufacturing HQ Vice Executive Officer and Nara Machining Department General Manager
Director	Hiroaki Tamai	Administrative HQ Executive Officer
Director	Makoto Fujishima	Control System Laboratory Department General Manager
Director	Yoshinori Yamaguchi	Nara Machining Department General Manager
Director	Yoshimi Ota	Stuttgart Technical Center Regional Manager
Director	Hiroshi Yonetani	Electrical Circuit Department General Manager
Standing Statutory Auditor	Yuzo Matsuyama	
Standing Statutory Auditor	Koji Kageyama	
Statutory Auditor	Katsuhiko Maehori	Affiliated with the Kyoto Bar Association
Statutory Auditor	Yasuo Noishiki	Special Advisor to QUOQ Inc
Statutory Auditor	Takashi Nakanishi	Nanto Bank, Ltd. Statutory Auditor

Note: 1. * indicates a Representative Director.
2. The following changes took place during the year:
(1) Seven appointments

Manging Director	Kazuyuki Hiramoto	(Appointed June 2003)
Director	Hiroaki Tamai	(Appointed June 2003)
Director	Makoto Fujishima	(Appointed June 2003)
Standing Statutory Auditor	Koji Kageyama	(Appointed June 2003)

Statutory Auditor	Katsuhiko Maehori	(Appointed June 2003)
Statutory Auditor	Yasuo Noishiki	(Appointed June 2003)
Statutory Auditor	Takashi Nakanishi	(Appointed June 2003)

(2) Five retirements

Director	Hideaki Washimi	(Appointed Advisor after retiring in June 2003)
Director	Hideo Yoshikawa	(Appointed Advisor after retiring in June 2003)
Statutory Auditor	Takayuki Usui	(Retired in June 2003)
Statutory Auditor	Shigeru Mori	(Appointed Advisor after retiring in June 2003)
Statutory Auditor	Rinpei Mori	(Appointed Advisor after retiring in June 2003)

3. Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi serve as Statutory Auditors under Article 18-1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Note: Fractions below the respective units for reporting amounts or numbers of shares are not shown..

Balance sheets

(March 31, 2004) (millions of yen)

Assets	Amount	Liabilities and shareholders' equity	Amount
Current Assets	47,260	Current liabilities	12,052
Cash and deposits	12,790	Accounts payable	5,415
Notes receivable	617	Current portion of long-term debt	2,500
Accounts receivable	18,809	Other accounts payable	2,944
Merchandise	27	Accrued income taxes	134
Finished goods	1,498	Accrued expenses	443
Raw materials	5,898	Advances received	438
Work-in-process	3,707	Deposits received	176
Supplies	81		
Deferred income taxes	51		
Consumption tax receivable	99	Long-term liabilities	20,414
Other accounts receivable	1,425	Long-term debt	17,500
Short-term loans	1,474	Deferred income taxes	1,090
Other Current Assets	932	Deferred income taxes on reserve for land revaluation	1,824
Allowance for doubtful receivables	-153		
Fixed assets	69,258		
(Property, plant and equipment)	(48,948)	Total liabilities	32,467
Buildings	21,050	Shareholders' equity	
Structures	1,116	Common stock	28,190
Machinery	6,178	Capital surplus	40,931
Vehicles	33	Capital reserve	40,931
Furniture and equipment	1,942	Retained earnings	32,485
Land	18,313	Legal reserve	2,650
Construction in progress	305	General reserve	28,166
(Intangible fixed assets)	(3,032)	Extraordinary disposal reserve	267
Goodwill	1,600	Asset reduction reserve	198
Software	992	Other reserve	27,700
Telephone rights	19	Unappropriated retained earnings	1,668
Software in progress	419	Reserve for land revaluation	-13,575
(Investments and other assets)	(17,277)	Net unrealized holding gain on securities	1,526
Investments in securities	5,995	Treasury stock	-5,506
Shares in affiliate companies	8,230		
Investments in affiliate companies	2,707		
Other Investments and other assets	385		
Allowance for doubtful receivables	-41		
		Total capital	84,051
Total assets	116,518	Total liabilities and shareholders' equity	116,518

Notes: 1. Fractions below one million yen are not shown.

2. See important accounting policies and notes.

Statements of income

(April 1, 2003 to March 31, 2004)

(millions of yen)

			Amount	
Ordinary income and expenses	Operating income and expenses	Operating income		
		Net sales		72,787
		Operating expenses		
		Cost of sales		53,554
		Selling, general and administrative expenses		17,896
		Operating income		1,336
	Non-operating income and expenses	Non-operating income		
		Interest and dividend income	1,158	
		Other	43	1,201
		Non-operating expenses		
		Interest expense	62	
		Interest on bonds	16	
		Foreign exchange loss	243	
		Other	78	400
		Ordinary income		2,138
Extraordinary income and expenses		Extraordinary income		
		Gain on sale of fixed assets	31	
		Gain on sale of investments in securities	268	300
		Extraordinary expenses		
		Loss on sale of fixed assets	8	
		Loss on disposal of fixed assets	135	
		Loss on devaluation of investments in securities	9	
		Loss on devaluation of shares in affiliate companies	37	
		Loss on liquidation of affiliate companies	141	
		Retirement benefits paid to directors and statutory auditors	1,177	1,510
Income before income taxes				928
Income taxes				42
Corporation tax adjustment				-114
Net income				1,000
Unappropriated retained earnings brought forward				667
Unappropriated retained earnings				1,668

Notes: 1. Fractions below one million yen are not shown.
2. See important accounting policies and notes.

Summary of significant accounting policies

1. Investments in securities
   - (1) Stock in subsidiaries or affiliates ...... Stated at cost using the moving average method
   - (2) Other investments in securities
     - Securities with determinable market value: Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method.
     - Securities without determinable market value: Stated at cost using the moving average method
2. Net liabilities resulting from derivatives transactions
   Stated at market value.
3. Inventories
   - (1) Merchandise Finished goods , and Work-in-process: Stated at cost using the average method.
   - (2) Raw materials .... Stated at cost using the moving average method
   - (3) Supplies .... Stated at cost using the last purchase price method
4. Depreciation of fixed assets
   - (1) Property, plant and equipment ....Declining balance method
     Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are
     - Buildings 8 to 50 years
     - Machinery 2 to 17 years
   - (2) Intangible fixed assets ....Straight line method

However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

5. Standard for inclusion of reserves
   Allowance for doubtful receivables .... The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
6. Accounting for leases
   Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
7. Hedge accounting
   The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
8. Consumption tax
   Sales are included net of consumption tax.
9. Other
   These financial statements are prepared in accordance with Article 48.1 of the Commercial Code implementation rules concerning affiliate companies, and Article 197 concerning parts of the financial statements.

Notes to the Balance Sheets

1. Accumulated depreciation of Property, plant and equipment 61,479 million yen
2. Short-term liabilities of affiliate companies 10,693 million yen
3. Short-term loans to affiliate companies 432 million yen
4. In addition to being listed as Fixed Assets in the balance sheets, the buildings, equipment, and machinery of the Chiba plant are included as important leased assets.
5. Land revaluation
   The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity.
   - (1) Method of revaluation
     The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately.
   - (2) Date of revaluation March 31, 2002
   - (3) Differential between market value of land at the end of the term and the book value after revaluation -2,562 million yen
6. Contingent liabilities
   Contingent liabilities on lease payments by customers 1,532 million yen
7. Dividend restrictions
   Net assets, as defined by Article 124.3 of the Commercial Code implementation rules 1,526 million yen

Notes to the Statement of Income

1. Sales with affiliate companies 27,072 million yen
   Operating expenses 3,081 million yen
   Non-operating transactions 4,333 million yen
2. Net income per share 10.47 yen

* Net income per share is calculated on the following basis:

Net income as shown on the statement of income	1,000 million yen
Amount not returned to holders of common stock (Directors' bonuses)	69 million yen
Net income to holders of common stock	931 million yen
Average number of common shares in issue during the term	88,906,352

Additional information

The Company conventionally established a reserve for the payment of bonuses to employees on the basis of estimated payments. In line with the adoption of a target management system for employees during the current fiscal year, and the introduction of an evaluation system linked to this, the compensation system was revised and the period to which bonus payments are applied was changed. As a result, the period to which bonus payments apply now aligns with the Company's fiscal year, and the date of bonus payment now falls within the fiscal year to which it applies. This eliminates the need for the reserve.

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: : yen)

	Amount
Unappropriated retained earnings	1,668,671,531
General reserve reversal	2,191,943,219
Extraordinary disposal reserve reversal	84,660,676
Asset reduction reserve reversal	7,282,543
Other reserve reversal	2,100,000,000
Total	3,860,614,750
To be appropriated as follows: .	
Dividends on earnings (20 yen per share)	883,984,520
Directors' bonuses	69,445,000
(Bonuses to statutory auditors)	(10,336,000)
Unappropriated retained earnings carried forward	2,907,185,230

Audit Report by Independent Auditors on Non-Consolidated Financial Statements

Independent Auditor's Report

May 17, 2004

To the Board of Directors of Mori Seiki Co., Ltd.

Ernst & Young ShinNihon

Pursuant to Article 2, Paragraph 1 of the 'Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)' of Japan, we have audited the non-consolidated financial statements, namely, the balance sheet, statement of income, Report of Operations (pertaining to accounting), and proposed appropriation of unappropriated retained earnings and the supporting schedule of particulars (pertaining to accounting) of Mori Seiki for the 56th accounting period from April 1, 2003 to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedule of particulars are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation and the accompanying list of particulars. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary. As a result of our audits, in our opinion:

(1) the balance sheet and statement of income present fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(2) the Report of Operations (pertaining to accounting) presents fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) the proposed appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supporting schedule (pertaining to accounting) are proper and present fairly matters as are required to be reported therein.

The firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors (Copy)

Audit Report

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 56th accounting period from April 1, 2003 to March 31, 2004.

1. Summary of the methods of auditing by Corporate Auditors

Each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor's audits and examined the accounting documents and the supporting schedules.

In addition, regarding such matters as transactions of directors that compete with Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2. Results of auditing

(1) The methods and the results of auditing by Ernst & Young ShinNihon, the independent accountants and the Company's Accounting Auditor, are appropriate.

(2) The Report of Operations (excluding accounting) presents fairly, in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation, the status of the Company.

(3) The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4) The supporting schedules (excluding accounting) are proper and present fairly matters as are required to be reported therein.

(5) Regarding execution of functions by directors, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company's Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, usual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

May 16, 2004

Mori Seiki Co., Ltd.	Statutory Auditor
Standing Statutory Auditor	Yuzo Matsuyama (seal)
Standing Statutory Auditor	Koji Kageyama (seal)
Statutory Auditor	Katsuhiko Maehori (seal)
Statutory Auditor	Yasuo Noishiki (seal)
Statutory Auditor	Takashi Nakanishi (seal)

Note: Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi act as Statutory Auditors under the terms of the Article 18.1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Reference Materials in the Exercise of Voting Rights

1. Number of voting shares: 882,740

2. Resolutions and notes

Resolution 1: Approval of the Proposal of Appropriation of Unappropriated Retained Earnings (56th term)

Details of the Resolution are shown on page 12.

It is proposed to pay current term dividends of 10 yen per share in reflection of the Company's earnings and the economic situation.

Resolution 2: Partial Amendment to the Articles of Incorporation

It is proposed to amend the Articles of Incorporation, as detailed below.

(1) Reason for change

(1) The amendment in September 2003 of the Commercial Code and Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha) allows the acquisition of Treasury stock, in accordance with a company's Articles of Incorporation, on a resolution by the Board of Directors. It is proposed to include a clause in the Articles of Incorporation concerning the acquisition of Treasury Stock in order to facilitate more flexible capital policies.

(2) The amendment on April 1, 2003 of the Commercial Code allows the conversion of small shareholdings to the minimum share unit, in accordance with a company's Articles of Incorporation, on a resolution by the Board of Directors. It is proposed to include a clause in the Articles of Incorporation concerning the conversion of small shareholdings to the minimum share unit.

(3) It is proposed to delete from the Articles of Incorporation the wording related to retirement benefits paid to directors and statutory auditors, following the abolition of this system.

(4) It is proposed to delete from the Articles of Incorporation the wording related to the Company's convertible bond issue following the redemption of all outstanding bonds.

(5) Wording and numbering to be altered to reflect the four changes above.

(2) Details of amendment

(Underlined portions are changed)

.)

Current Articles of Incorporation	Proposed Change
(New)	Article 6 (Acquisition of Treasury stock) The Company may acquire Treasury stock, in accordance with Article 211-3.1.2 of the Commercial Code, on a resolution of the Board of Directors.
Article 6 and Article 7 (text omitted)	Article 7 to Article 8 (Unchanged)
(New)	Article 9 (Conversion to minimum share unit) Shareholders holding shares below the minimum unit (including actual shareholders) can request that the Company sells additional shares to make up the minimum unit, based on the Company's share dealing regulations.
Article 8(text omitted)	Article 10 (Unchanged)

Current Articles of Incorporation	Proposed Change
Article <u>9</u>: (Name transfer agent) The Company shall appoint a shareholder name transfer agent. The name of the agent, and the agent's place of business, shall be determined by the Board of Directors and made public. The register of shareholder names and register of loss of share certificates shall be maintained at the agent's place of business. Name transfers, purchases of shares below the minimum unit, and other share-related administration shall be conducted by the agent.	Article <u>11</u>: (Name transfer agent) The Company shall appoint a shareholder name transfer agent. The name of the agent, and the agent's place of business, shall be determined by the Board of Directors and made public. The register of shareholder names and register of loss of share certificates shall be maintained at the agent's place of business. Name transfers, purchases of shares below the minimum unit, <u>conversion to minimum share units</u>, and other share-related administration shall be conducted by the agent.
Article <u>10</u>: Share dealing regulations Name transfers, purchases of shares below the minimum unit, and other share-related administration shall be conducted in accordance with the share dealing regulations set by the Board of Directors.	Article <u>12</u>: Share dealing regulations Name transfers, purchases of shares below the minimum unit, <u>conversion to minimum share units</u>, and other share-related administration shall be conducted in accordance with the share dealing regulations set by the Board of Directors.
Article <u>11</u>: Date of record Shareholders of record and shareholders holding registered voting rights on March 31 each year shall have the right to vote at the regular general meeting of shareholders for the fiscal year ending on that date. In addition to this date, the Board of Directors may, based on a resolution, set an extraordinary Date of record if required.	Article <u>13</u>: Date of record Shareholders of record and shareholders holding registered voting rights on March 31 each year shall have the right to vote at the regular general meeting of shareholders for the fiscal year ending on that date. In addition to this date, the Board of Directors may, based on a resolution, set an extraordinary Date of record if required.
Article <u>12</u> to Article <u>25</u> (text omitted) Article <u>26</u>: (Directors' bonuses) Directors' bonuses <u>and retirement benefits</u> shall be determined by the general meeting of shareholders. .	Article <u>14</u> to Article <u>27</u> (Unchanged) Article <u>28</u>: (Directors' bonuses) Directors' bonuses shall be determined by the general meeting of shareholders.
Article <u>27</u> to Article <u>34</u> (text omitted) Article <u>35</u>: (Statutory Auditors' bonuses) Statutory Auditors' bonuses <u>and retirement benefits</u> shall be determined by the general meeting of shareholders.	Article <u>29</u> to Article <u>36</u> (Unchanged) Article <u>37</u>: (Statutory Auditors' bonuses) Statutory Auditors' bonuses shall be determined by the general meeting of shareholders.
Article <u>36</u> to Article <u>38</u> (text omitted) Article <u>39</u>: <u>(Dividends and interim dividends on convertible bonds)</u>	Article <u>38</u> to Article <u>40</u> (Unchanged) (Deleted)

Dividends and interim dividends on shares issued from the Company's convertible bonds shall be paid on the assumption that conversions during the period April 1 to September 30 take place on April 1, and that conversions during the period October 1 to the following March 31 take place on October 1.	
Article 40 (text omitted)	Article 41 (Unchanged)

Resolution 3: Election of 13 Directors

It is proposed to appoint the following 13 Directors, since the terms of office of 15 Directors (Masahiko Mori, Kyoji Umeoka, Hiroshi Mizuguchi, Takeshi Saito, Kazuyuki Hiramoto, Tadashi Saito, Koji Okura , Hiraku Nakata, Yasunori Hamabe, Yoshitsugu Shigeta, Hiroaki Tamai, Makoto Fujishima, Yoshinori Yamaguchi, Yoshimi Ota, and Hiroshi Yonetani) expire at the conclusion of the general meeting of shareholders.

The Director candidates are as follows:

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
1	Masahiko Mori (September 16, 1961)	April 1993 Joined Mori Seiki June 1994 Appointed Director, Corporate Planning and International Department General Manager June 1999 Appointed President To present	4,615,285
2	Kyoji Umeoka (January 7, 1946)	March 1968 Joined Mori Seiki June 1990 Appointed Director, Overseas Operations January 2004 Appointed Senior Executive Managing Director, Sales & Marketing HQ Executive Officer To present	41,850
3	Hiroshi Mizuguchi (August 31, 1954)	January 1979 Joined Mori Seiki June 2002 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and MVBU General Manager September 2003 Appointed Managing Director, Development & Manufacturing HQ (Manufacturing) Executive Officer, Iga Campus Chief To present	15,028

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
4	Takeshi Saito (April 19, 1948)	April 1972 Joined Mori Seiki June 1996 Appointed Director of Overseas Operations January 2004 Appointed Managing Director, Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager To present	13,000
5	Kazuyuki Hiramoto (January 12, 1954)	February 2002 Joined Mori Seiki, Appointed Head of Technological Research Center June 2003 Appointed Managing Director, Development & Manufacturing HQ (Development) Executive Officer September 2003 Appointed Managing Director, Development & Manufacturing HQ Executive Officer (Development), Nara Campus Chief To present	15,000
6	Koji Okura (October 18, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing HQ Asia BU, Domestic BU General Manager February 2004 Appointed Director, Sales & Marketing HQ Vice Executive Officer and Sales Planning, Asia and Pacific/Strategic Growth Territory General Manager To present	10,200

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
7	Hiraku Nakata (January 9, 1948)	April 1968 Joined Mori Seiki June 1992 Appointed Director, Domestic Operations November 2003 Appointed Director, Service & Parts BU and Mori Seiki Techno, Ltd. General Manager To present	10,000
8	Yasunori Hamabe (January 31, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing BU / Americas BU General Manager January 2004 Appointed Director, Sales & Marketing HQ Vice Executive Officer, Americas Department General Manager To present	10,000
9	Yoshitsugu Shigeta (September 6, 1946)	March 1965 Joined Mori Seiki June 1994 Appointed Director, Iga #2 Plant General Manager September 2003 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and Nara Machining BU General Manager To present	12,944

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
10	Hiroaki Tamai (March 20, 1960)	March 1983 Joined Mori Seiki June 2003 Appointed Director, Administrative HQ Executive Officer To present	10,500
11	Makoto Fujishima (March 18, 1958)	March 1981 Joined Mori Seiki June 2003 Appointed Director, Control Technology Laboratory General Manager To present	10,600
12	* Takahiro Kobi (August 10, 1958)	1983 March Joined Mori Seiki January 2004 Appointed Development & Manufacturing HQ Vice Executive Officer, Quality Assurance BU General Manager, and Chiba Campus Chief To present	10,000
13	* Hidefumi Shirotori (January 15, 1947)	April 2004 Joined Mori Seiki Appointed Development & Manufacturing HQ Vice Executive Officer and Solution Center General Manager To present	10,000

Note: 1. * indicates new candidates.

2. BU = Business Unit. BUs were redesignated as Department in January 2004.

3. No conflict of interests exists between Director candidates and the Company.

Resolution 4: Retirement benefits paid to directors and statutory auditors following the abolition of the of retirement benefit system

As part of its management reforms, and as a result of a revision of the compensation structure, the Company has abolished the system of paying retirement benefits to directors and statutory auditors as of this general meeting of shareholders. The Board of Directors resolved on May 11, 2004 that such benefits shall be determined in conjuction with the annual setting of Directors' bonuses in line with the Company's earnings and performance.

In accordance with this change, it is proposed that payments to all 15 currently serving Directors and five Statutory Auditors be paid in respect of their services rendered during their term in office, within a reasonable amount in accordance with the existing regulations of the Company; with the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors.

The career summaries of the relevant Directors and Auditors are presented below.

Name	Career Summary
Masahiko Mori	June 1994 Appointed Director June 1996 Appointed Managing Director June 1997 Appointed Senior Executive Managing Director June 1999 Appointed President To present
Kyoji Umeoka	June 1990 Appointed Director April 1997 Appointed Managing Director October 2002 Appointed Senior Executive Managing Director To present
Hiroshi Mizuguchi	June 2002 Appointed Director October 2002 Appointed Managing Director To present
Takeshi Saito	June 1996 Appointed Director October 2002 Appointed Managing Director To present
Kazuyuki Hiramoto	June 2003 Appointed Managing Director To present
Tadashi Saito	June 1998 Appointed Director October 2002 Appointed Managing Director To present
Koji Okura	June 2002 Appointed Director To present
Hiraku Nakata	1992 June Appointed Director To present
Yasunori Hamabe	June 2002 Appointed Director To present
Yoshitsugu Shigeta	June 1994 Appointed Director To present
Hiroaki Tamai	June 2003 Appointed Director To present
Makoto Fujishima	June 2003 Appointed Director To present

Name	Career Summary
Yoshinori Yamaguchi	1992 June Appointed Director To present
Yoshimi Ota	June 2002 Appointed Director To present
Hiroshi Yonetani	June 2000 Appointed Director To present
Yuzo Matsuyama	June 2001 Appointed Director June 2002 Appointed Standing Auditor To present
Koji Kageyama	June 2003 Appointed Standing Auditor To present
Katsuhiko Maehori	June 2003 Appointed External Auditor To present
Yasuo Noishiki	June 2003 Appointed External Auditor To present
Takashi Nakanishi	June 2003 Appointed External Auditor To present

Resolution 5: Revision of Directors' bonuses

It was resolved by the general meeting of shareholders for the 55th term (held on June 27, 2003) that Directors' bonuses were not to exceed a fixed portion of 20 million yen per month plus a variable portion of no more than 0.5% of the net income in each reporting period converted to a monthly basis (ranging between 10 million yen and zero). It was resolved that payments for the first half of the fiscal year would be made in the second half, and for the second half of the fiscal year in the first half of the following fiscal year.

In line with the abolition of the system of retirement benefits paid to Directors and Statutory Auditors and other circumstances, it is proposed to revise bonuses to a level not to exceed a fixed portion of 30 million yen per month plus a variable portion of no more than 1.0% of the net income in each reporting period converted to a monthly basis (ranging between 10 million yen and zero). It is proposed that payments for the first half of the fiscal year would be made in the second half, and for the second half of the fiscal year in the first half of the following fiscal year.

It is proposed that, as has been the practice to date, bonuses to Directors who are also employees of the Company are not included in employee salaries.

Adoption of Resolution 3 will mean a change in the number of Directors to 13.

Resolution 6: Revision of Statutory Auditors' bonuses

It was resolved by the general meeting of shareholders for the 55th term (held on June 27, 2003) that Statutory Auditors' bonuses were not to exceed 4 million yen per month. In line with the abolition of the system of retirement benefits paid to Directors and Statutory Auditors and other circumstances, it is proposed to revise bonuses to a level not to exceed 5 million yen per month.

The Company has five Statutory Auditors.

Resolution 7: Issuing of equity warrants to persons besides shareholders with substantially favorable terms

The Company seeks authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

1. Reasons behind issuing share acquisition rights for the purpose of granting stock options

To further raise the motivation and morale, and to secure the services of talented individuals to improve the consolidated business performance of the Company, the Company would like to issue share acquisition Rights for the purpose of granting gratis Stock Options to the Directors, Statutory Auditors and employees. Since the purpose is to grant stock options, the subscription amount to be paid upon the exercise of these rights is to be determined based on the market price of the underlying share on the issue date, as detailed in (5) below.

2. Details of Issuing Share Acquisition Rights

(1) Persons to whom share acquisition rights shall be allocated:

Directors, Statutory Auditors, and employees of the parent Company and subsidiaries.

(2) Class and number of shares to be issued.

Not exceeding 1,102,000 Shares of common stock of the Company.

The number of shares to be issued upon exercise of each share acquisition right shall be adjusted in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights. However, this adjustment shall apply only to those stock acquisition rights not exercised at the time of the stock split or reverse stock split. Any fraction less than one share resulting from this adjustment shall be disregarded.

Number of shares granted after adjustment = Number of Shares granted before adjustment × Ratio of split or consolidation

(3) Aggregate number of share acquisition rights:

Not exceeding 11,020. (The number of shares to be issued upon exercise of each share acquisition right shall be 100 shares. However, if there are adjustments as mentioned in (2), there will be a similar adjustment.)

(4) Issue price of the share acquisition rights:

No consideration

(5) Amount to be paid upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (the 'Exercise Price') shall be the amount obtained by multiplying the average of closing prices in regular trading of the shares of common stock of the Company on the Osaka Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) by 1.05. Any fraction less than one yen resulting from this calculation shall be rounded up to the nearest one yen.

However if that figure is less than the closing price of the warrant immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), the second measure is used.

If the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights, the Amount to be paid upon exercise of share acquisition rights is adjusted using the equation below. Any fraction less than on yen resulting from this calculation shall be rounded up to the nearest one yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In the event that the Company issues new shares or disposes treasury stock shares at a price that is less than the market price (excluding issuance or transfer of new shares from the exercise of stock acquisition rights) on or after the issue date of the stock acquisition rights, the Exercise Price shall be adjusted according to the following formula, with fractional amounts less than 1 yen to be rounded up to the nearest yen.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Subscription amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of newly issued shares}}$$

(6) Period during which share acquisition rights may be exercised

From and including July 1, 2006, to and including June 30, 2009

(7) Conditions for exercise of share acquisition rights.

(1) A person who has gained allotment for the right to purchase new shares would have to be a Director, Statutory Auditor or employee of our company or a person who concludes advisory agreement with the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares.

(2) The stock acquisition rights may not transferred, pledged, or otherwise disposed of.

(3) In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(4) Other conditions shall be determined based on the resolution made at the general meeting of shareholders and the board of directors, and followed by the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(8) Cancellation of share acquisition rights

(1) The Company may cancel all the stock acquisition rights without compensation in the event that a general meeting of shareholders approves either a merger agreement in which the Company ceases to be a surviving entity or an agreement for the exchange or transfer of shares by which the Company becomes a wholly owned subsidiary of another company.

(2) The Company may cancel all or a portion of the unexercised stock acquisition rights without compensation in the event that a recipient of stock acquisition rights is deemed ineligible to exercise those rights, discussed in (7) above.

(9) Restriction on transfer of share acquisition rights.

Share acquisition rights cannot be transferred unless the approval of the board of directors of the Company is obtained.

June 25, 2004

To All Shareholders

106 Kitakoriyama-cho, Yamato-Koriyama City, Nara Prefecture
Mori Seiki Co., Ltd.
President Masahiko Mori

Resolutions Notice of the 56th Ordinary General Meeting of Shareholders

Notice is herby given that the 56th Ordinary General Meeting of Shareholders of the Company was held today. The followings were reported and resolutions were approved.

Reports 56th term (April 1, 2003 to March 31, 2004) Report of Operations , balance sheets and statement of income
Above contents were reported.

Resolutions

Resolution 1 Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 56th Accounting Period
This was approved as originally proposed and the dividend on earnings was determined 10 yen per share.

Resolution 2 Partial Amendment to the Articles of Incorporation
This was approved as originally proposed.

Resolution 3 Election of 13 Directors
As a Director, Masahiko Mori, Kyoji Umeoka, Hiroshi Mizuguchi, Takeshi Saito, Kazuyuki Hiramoto, Koji Okura, Hiraku Nakata, Yasunori Hamabe, Yoshitsugu Shigeta, Hiroaki Tamai, Makoto Fujishima, Takahiro Kobi and Hidefumi Shirotori were elected and appointed.

Resolution 4 Retirement benefits paid to directors and statutory auditors following the abolition of the of retirement benefit system
This was approved as originally proposed. (Original proposal) It is proposed that payments to all 15 currently serving Directors and five Statutory Auditors be paid in respect of their services rendered during their term in office, within a reasonable amount in accordance with the existing regulations of the Company; with the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors.

Resolution 5 Revision of Directors' bonuses
This was approved as originally proposed. (Original proposal) It is proposed to revise bonuses to a level not to exceed a fixed portion of 30 million yen per month plus a variable portion of no more than 1.0% of the net income in each reporting period converted to a monthly basis (ranging between 10 million yen and zero). It is proposed that payments for the first half of the fiscal year would be made in the second half, and for the second half of the fiscal year in the first half of the following fiscal year.

Resolution 6 Revision of Statutory Auditors' bonuses
This was approved as originally proposed. (Original proposal) It is proposed to revise bonuses to a level not to exceed 5 million yen per month.

Resolution 7 Issuing of equity warrants to persons besides shareholders with substantially favorable terms.
This was approved as originally proposed.

June 14, 2005

To All Shareholders

106 Kitakoriyama-cho, Yamato-Koriyama City, Nara Prefecture

Mori Seiki Co., Ltd.
President Masahiko Mori

Convocation Notice of the 57th Ordinary General Meeting of Shareholders

Notice is herby given that the 57th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is cordially requested.

You are entitled to vote in writing if you are unable to attend the meeting in person. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to the Company.

1. Time 10 AM, June 29, 2005 (Wednesday)
2. Place 362 Idono-cho, Yamato-Koriyama City, Nara Prefecture
   The Company's Nara Campus, 2F Board Room
   (Please refer to the 'Map to the Meeting place' attached at the end of this report)
3. Meeting agenda

Reports (1) 57th term (April 1, 2004 to March 31, 2005) Report of Operations , balance sheets, statement of income, and the results of repurchase of Treasury stock with the Board of Director's resolution, Pursuant to the Articles of Incorporation

Reports (2) 57th term (April 1, 2004 to March 31, 2005) Consolidated balance sheets and Consolidated income statement and the Audit of the Consolidated Financial Statements by the Statutory Auditors and the Board of Auditors

Resolutions

Resolution 1 Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 57th Accounting Period

Resolution 2 Partial Amendment to the Articles of Incorporation
The general description of the proposal is included in section 29 of the attached 'Reference Material in the Exercise of Voting Rights'

Resolution 3 Election of 14 Directors

Resolution 4 Issuing of equity warrants to persons besides shareholders with substantially favorable terms.
The general description of the proposal is included in section 36 to 37 of the attached 'Reference Material in the Exercise of Voting Rights'

If you attend the meeting in person, please submit the enclosed 'Exercise of Voting' form at the reception desk of the meeting.

Report of Operations

(April 1 2004 to March 31, 2005)

I Outline of Operations

1. Process and results of operations

Despite uncertainty in the global economy caused by surging crude oil prices and an escalating risk of terrorism, the US economy continued to expand supported by a recovering employment market and tax incentives for capital spending; the European economy continued to gradually recover driven by external demand; and the Asian economy maintained high growth. The Japanese economy continued to expand driven by exports, particularly to Asia, and greater consumer spending, including for big-ticket items like automobiles.

In the machine tool industry, strong capital investment in the domestic automobile and construction equipment industries since last fiscal year spilled over to small and medium-sized manufacturers, which began replacing capital equipment installed around 1990. In overseas markets, automobile industries in Asia, particularly Thailand, Indonesia, and China, drove strong capital investment in the region. In the Americas and Europe, capital investment showed signs of a real recovery.

Consolidated sales turned out to be 122.166 billion yen, an increase of 39.5% over the previous fiscal year. The main factors that contributed to this increase were good demand for capital expenditure in Japan in Japan and abroad and the reinforcement of the competitive power of our products by the combined effects of high capacity, high quality and reduced lead time. Operating income was 10.517 billion yen (an increase of 338.0% over the previous fiscal year), because of increases sales. In addition the proportion of sales accounted for by new products whose costs we have managed to reduce has increased. Ordinary income was 10.504 billion yen (an increase of 467.8% over the previous fiscal year) and the net income turned out to be 9.381 billion yen (712 million yen in the previous fiscal year).

2. Capital investment

Our total investment including software was 8.328 billion yen.

3. We repaid 2.500 billion yen out of 20.000 billion yen syndicate loan.

4. Challenges

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following:

(1) Mori-5 : Global market share of 5%

We intend to increase our market share of global orders, currently 3.4%, to 5.0%, by enhancing our marketing ability thorough forming marketing terms to match our customers and industry base. In particular, we intend to expand our marketing personnel to target the European and Asian markets where the demand for our products is relatively large. We will also respond to the demand from existing customers to replace the machines currently used with our latest machines.

(2) Mori-6 : Consolidated cost of sales of 60%

We intend to reduce the percentage of cost of sales to our total net sales, currently 66%, to 60%, by increasing our capacity to produce parts internally for our products and to standardize such parts so that they can be used for a variety of products produced by us. We also intend to increase our work output per employee by increasing the utilization of its machine processes and reducing work hours.

(3) Mori-8 : Establishing an 800 unit-per-month production

We intend to increase our monthly production capacity, currently 600 units, to 800 units, by aggressively installing new equipment and reducing production costs and lead time. We also intend to re-establish our supply and chain management strategy through co-operation with our suppliers in order to shorten procurement times.

We will achieve the above three management goals in order to build more solid corporate structure.

(5) Earnings performance and financial standing of the Mori Seiki Group

(1) Group earnings performance and financial status (Consolidated)

		54th Term Fiscal year 2001	55th Term Fiscal year 2002	56th Term Fiscal year 2003	57th (Current) Term Fiscal year 2004
Sales	(million yen)	69,656	63,863	87,557	122,166
Ordinary income (loss)	(million yen)	-2,965	-3,476	1,850	10,504
Net income (loss)	(million yen)	-16,606	-5,554	712	9,381
Net income (loss) Per share	(yen)	-178.93	-61.96	7.23	104.94
Total assets	(million yen)	113,414	115,122	122,165	135,631
Net assets	(million yen)	93,550	86,875	86,911	96,442

Notes: 1. The Company from the 57th (current) term is creating consolidated financial statements under Article 19-2 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha). Figures presented for the 54th to the 56th term are based on unaudited consolidated financial statements, as defined in Article 19-3 of the Law.

2. Net income (loss) per share is calculated based on the average number of shares in issue during the term. Fractions are rounded off to the nearest whole number. From the 55th term, net income (loss) per share is calculated based on Corporate Accounting Standard No. 2 (Accounting for net income per share) and Corporate Accounting Standard No. 4 (Directions for Application of Accounting for net income per share).

3. The net loss in the 54th term resulted from the decline in sales, appraisal losses on inventory asset disposals, and appraisal losses on investment securities.

4. The net loss in the 55th term resulted from appraisal losses on investment securities.

(2) Earnings performance and financial situation (Non-consolidated)

		54th Term Fiscal year 2001	55th Term Fiscal year 2002	56th Term Fiscal year 2003	57th (Current) Term Fiscal year 2004
Sales	(million yen)	54,291	55,072	72,787	103,746
Ordinary income (loss)	(million yen)	-3,589	-2,222	2,138	8,412
Net income (loss)	(million yen)	-16,625	-5,349	1,000	7,902
Net income (loss) Per share	(yen)	-179.13	-59.67	10.47	88.19
Total assets	(million yen)	106,964	107,407	116,518	125,809
Net assets	(million yen)	88,906	82,489	84,051	91,453

Note: 1. Net income (loss) per share is calculated based on the average number of shares in issue during the term. From the 55th term, net income (loss) per share is calculated based on Corporate Accounting Standard No. 2 (Accounting for net income per share) and Corporate Accounting Standard No. 4 (Directions for Application of Accounting for net income per share).

2. From the 56th term, net income (loss) and net income (loss) per share are presented in accordance with Ministry of Justice Directive No. 7 (February 28, 2003) related to partial revision of application of the Commercial Code.

3. The net loss in the 54th term resulted from the decline in sales, appraisal losses on inventory asset disposals, and appraisal losses on investment securities.

4. The net loss in the 55th term resulted from appraisal losses on investment securities and appraisal losses on subsidiary stock.

II. Overview of the Mori Seiki Group (as of March 31, 2005)

(1) Principal activities

Manufacture and sale of machine tools (machining centers, CNC lathes and other finished products)

(2) Principal Offices

(1) Principal Offices

Name	Location	Name	Location
Head office	Aichi Prefecture	Shizuoka Technical Center	Shizuoka Prefecture
Nara Campus	Nara Prefecture	Hamamatsu Technical Center	Shizuoka Prefecture
Nara Campus (Kitakoriyama)	Nara Prefecture	Kanazawa Technical Center	Ishikawa Prefecture
Nara Techno Forum	Nara Prefecture	Anjo Technical Center	Aichi Prefecture
Iga Campus	Mie Prefecture	Nagoya Technical Center Annex	Aichi Prefecture
Chiba Campus	Chiba Prefecture	Nagoya Technical Center	Aichi Prefecture
Hokkaido Technical Center	Hokkaido	Gifu Technical Center	Gifu Prefecture
Akita Technical Center	Akita Prefecture	Mie Technical Center	Mie Prefecture
Sendai Technical Center	Miyagi Prefecture	Kyoto Technical Center	Kyoto Prefecture
Yamagata Technical Center	Yamagata Prefecture	Osaka Technical Center	Nara Prefecture
Nagaoka Technical Center	Niigata Prefecture	South Osaka Technical Center	Osaka Prefecture
Koriyama Technical Center	Fukushima Prefecture	Himeji Technical Center	Hyogo Prefecture
Mito Technical Center	Ibaraki Prefecture	Okayama Technical Center	Okayama Prefecture
Utsunomiya Technical Center	Tochigi Prefecture	Yonago Technical Center	Tottori Prefecture
Gunma Technical Center	Gunma Prefecture	Takamatsu Technical Center	Kagawa Prefecture
Saitama Technical Center	Saitama Prefecture	Ehime Technical Center	Ehime Prefecture
Chiba Technical Center	Chiba Prefecture	Hiroshima Technical Center	Hiroshima Prefecture
Hachioji Technical Center	Eastern Kyoto	Fukuoka Technical Center	Fukuoka Prefecture
Yokohama Technical Center	Kanagawa Prefecture	Kumamoto Technical Center	Kumamoto Prefecture
Nagano Technical Center	Nagano Prefecture	Malaysia Technical Center	Malaysia
Matsumoto Technical Center	Nagano Prefecture	India Technical Center	India

(2) Subsidiary Corporations' Principal Offices

Company name	Location	Company name	Location
Taiyo Koki Co., Ltd.	Niigata Prefecture	MORI SEIKI BRASIL LTDA.	Brazil
Mori Seiki Techno, Ltd.	Nara Prefecture	MORI SEIKI HONG KONG LTD.	Hong Kong
Mori Seiki Trading, Ltd.	Aichi Prefecture	MORI SEIKI MEXICO, S.A. DE C.V.	Mexico
Mori Seiki High Precision Machining Laboratory, Ltd.	Mie Prefecture	MORI SEIKI (THAILAND) CO., LTD.	Thailand
Mori Seiki Fixture Laboratory, Ltd.	Nara Prefecture	Mori Seiki (Shanghai) Co., Ltd.	China
MORI SEIKI U.S.A., INC.	United States	MORI SEIKI KOREA CO.,LTD.	Korea
MORI SEIKI G.m.b.H.	Germany	DTL MORI SEIKI,INC.	United States
MORI SEIKI (UK) LTD.	United Kingdom	PT. MORI SEIKI INDONESIA	Indonesia
MORI SEIKI FRANCE S.A.	France	MORI SEIKI AUSTRALIA PTY LIMITED	Australia
MORI SEIKI ITALIANA S.R.L.	Italy	MORI SEIKI MID-AMERICAN SALES INC.	United States
MORI SEIKI ESPANA S.A.	Spain	MORI SEIKI DISTRIBUTOR SERVICES,INC.	United States
MORI SEIKI SINGAPORE PTE LTD	Singapore	MS SYFRAMO S.A.S.	France
Mori Seiki (Taiwan) Co., Ltd.	Taiwan		

(3) Information on Shares

(1) Number of shares the company may issue	157,550,000
(2) Number of shares issued	94,775,427
(3) One unit of shares	100
(4) Number of shareholders at fiscal end	14,628

(5) Ten Largest Shareholders

Shareholder name	Investment in Mori Seiki		Mori Seiki investment in shareholder	
	Number of shares	Percentage of voting shares	Number of shares	Ownership ratio
	Thousand	%	Thousand	%
The Master Trust Bank of Japan, Ltd. (Trust account)	7,172	8.16	—	—
Mori Seiki Co., Ltd.	6,725	—	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	6,144	6.99	—	—
Masahiko Mori	4,615	5.25	—	—
Yukio Mori	4,150	4.72	—	—
Sunrise	3,050	3.47	—	—
Nanto Bank, Ltd.	2,920	3.32	4,766	1.69
Japan Trustee Services Bank, Ltd. (Trust account)	1,808	2.06	—	—
Shigeru Mori	1,470	1.67	—	—
State Street Bank & Trust Co. 505019	1,273	1.45	—	—

(4) Major Lenders

	Loan balance	Shares held in the Company by the lender	
		Number of shares	Percentage of voting shares
	million yen	Thousand	%
Syndicated loan (* 1)	11,725	—	—
Syndicated loan (* 2)	5,775	—	—

Note: * 1 The loan syndicate consists of 15 banks, with The Sumitomo Mitsui Banking Corporation acting as lead underwriter.
* 2 The loan syndicate consists of 15 banks, with Nanto Bank, Ltd. acting as lead underwriter

(5) Acquisition, Allocation, and Ownership of Treasury stock

(1) Shares acquired

Common stock	355,795 shares
Total amount of shares acquired	350,403,646 yen

Of the shares mentioned above, the Treasury stock repurchased under a resolution of the Board of Directors according to the Articles of Incorporation is to

To execute flexible capital policies capable of dealing with economic fluctuations

Common stock	351,600 shares
Total number of shares acquired	346,394,400 yen

(2) Shares allocated

Common stock	7,216 shares
Total number of shares allocated	7,803,260 yen

(3) Shares held at end of term

Common stock	6,725,554 shares

(6) Status of Equity Warrants

(1) Equity warrants currently issued.

Issue Date	June 27, 2002	June 25, 2004
Number of equity warrants	28,790	10,420
Class to be Issued	Common stock	Common stock
Number of shares to be issued upon exercise of stock acquisition rights	2,879,000 shares	1,042,000 shares
Issue Price of Share Acquisition Rights	No consideration paid	No consideration paid

(2) Equity warrants issued to persons besides shareholders with substantially favorable terms during the current fiscal year.

1) Details of equity warrants issued

Voting Date	June 25, 2004 56th Ordinary General Meeting of Shareholders
Number of equity warrants to be Issued	11,020
Class to be Issued	Common stock
Number of shares to be issued upon exercise of stock acquisition rights	1,102,000 shares
Issue Price of Share Acquisition Rights	No consideration paid
The exercise term of the equity warrant	July 1, 2006 to June 30, 2009
Amount needed in exercising the equity warrant	957 yen per share
Conditions of exercising the right to purchase new shares	A person who has gained allotment for the right to purchase new shares would have to be the director, auditor or employee of the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he

	or she could also exercise the right to purchase new shares. Other conditions would be followed by the agreement of the right to purchase new shares, conducted between our company and a person with the right to purchase new shares.
Events and conditions of cancellation of stock acquisition rights	If the holder of stock acquisition rights has been disqualified the conditions to exercise the right or is unable to exercise the stock right, it may be cancelled without any charge.
Substantially favorable terms	The Company issued share acquisition rights to Qualified Persons, i.e. directors, auditors and a number of employees of both group companies and subsidiaries without being paid any consideration.

2) Name of Qualified Persons or company (besides particular employee) and the Number of Shares Acquisition Rights

Title or work	Name	Number of Share Acquisition Rights Allocated
Managing Director	Kazuyuki Hiramoto	500
Director	Hidefumi Shirotori	400
Standing Statutory Auditor	Koji Kageyama	500

3) Name of Qualified Persons or company and the Number of Share Acquisition Rights

	Name	Number of Share Acquisition Rights Allocated
Employee	Hikaru Ishigaki	400
Employee	Akihiro Mochizuki	400
Employee	Naoshi Takayama	300
Employee	Naomi Imada	200
Employee	Isamu Kikuchi	200
Employee	Kazuhiko Oiwa	200
Employee	Yuichi Nishikawa	200
Employee	Tastuo Irie	200
Employee	Hiroshi Yasuda	200
Affiliated company employee	Gregory A. Hyatt	200
	Two others	200 each

4) Status of Share Acquisition Rights Allocated to Qualified Employees

	Company's employee	Affiliated Company's Director	Affiliated Company's Statutory Auditor	Affiliated Company's employee
Number of equity warrants	7,870	—	—	1,750
Class to be issued	Common	—	—	Common
Number of shares to be issued upon exercise of stock acquisition rights	787,000	—	—	175,000
Total number invested	196	—	—	39

(7) Employee Status

(1) Employees (Consolidated)

Number of employees
2,765 (2,671)

Note: Figures in brackets show the number of employees at the end of the previous term.
Does not include 156 temporary employees (158 the previous term)

Employee numbers

Number of employees	Average age	Average length of employment
	Years	Years
1,927 (1,877)	39.6	15.6

Note: Figures in brackets show the number of employees at the end of the previous term.
Employee numbers do not include 150 people seconded to subsidiaries (154 in the previous term) or 147 temporary staff (149 in the previous term).

(8) Company's Status (Consolidated)

(1) Status of Principal Subsidiaries

Company name	Capital	Percentage of voting shares	Principal activities
MORI SEIKI U.S.A., INC.	17,000,000 U.S. dollars	100%	Sales and servicing of Mori Seiki products in the Americas
MORI SEIKI MID-AMERICAN SALES INC.	800,000 U.S. dollars	80%	Sales and servicing of Mori Seiki products in the Americas
MORI SEIKI G.m.b.H.	715,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI (UK) LTD.	2,173,000 pounds sterling	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI FRANCE S.A.	8,503,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI ITALIANA S.R.L.	10,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
Taiyo Koki Co., Ltd.	200 million yen	68.38%	Manufacture and sale of grinders

Note: * indicates the indirect percentage of voting shares.

(2) Additions to the consolidated group

MS SYFRAMO S.A.S., an overseas sales company, is included from the current term as a consolidated subsidiary following the acquisition of its stock.

In Japan, Watanabe Seikosho Co., Ltd. is included from the current term as an equity-method affiliate following the additional acquisition of its stock.

(3) Merger of companies

The Mori Seiki group contains 25 consolidated subsidiaries, including the principal subsidiaries listed above, and one equity-method affiliate. Consolidated earnings for the current term are shown in (1) Group earnings performance and financial status.

(9) Directors and Auditors

Title	Name	Principal activities
* President	Masahiko Mori	
Senior Executive Managing Director	Kyoji Umeoka	Sales & Marketing HQ Executive Officer, Engineering HQ Executive Officer
Senior Executive Managing Director	Hiroshi Mizuguchi	Development/Manufacturing Executive Officer (Manufacturing) and Iga Campus Chief and Human Resources Development Center General Manager
Managing Director	Kazuyuki Hiramoto	Development & Manufacturing HQ Executive Officer (Development), Nara Campus General Manager
Managing Director	Takeshi Saito	Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager
Managing Director	Koji Okura	Sales & Marketing HQ Vice Executive Officer and Sales Planning BU Asia /Pacific/Strategic Growth Territory General Manager
Managing Director	Hiraku Nakata	Service & Parts Department and Mori Seiki Techno General Manager
Director	Hiroaki Tamai	Administrative HQ Executive Officer
Director	Yoshitsugu Shigeta	Development & Manufacturing HQ Vice Executive Officer and Nara Machining Department General Manager
Director	Yasunori Hamabe	Sales & Marketing HQ Vice Executive Officer, Americas Department General Manager
Director	Makoto Fujishima	Control System Department, Information System Department General Manager
Director	Takahiro Kobi	Quality HQ Executive Officer
Director	Hidefumi Shirotori	Engineering HQ Vice Executive Officer and Japan / Asia and Engineering Department General Manager
Standing Statutory Auditor	Koji Kageyama	
Standing Statutory Auditor	Yuzo Matsuyama	
Statutory Auditor	Katsuhiko Maehori	Affiliated with the Kyoto Bar Association
Statutory Auditor	Yasuo Noishiki	Special Advisor to QUOQ Inc
Statutory Auditor	Takashi Nakanishi	Nanto Bank, Ltd. Statutory Auditor

Note: 1. * indicates a Representative Director.

2. The following changes took place during the year:

(1) Two appointments

Director	Takahiro Kobi	(Appointed June 2004)
Director	Hidefumi Shirotori	(Appointed June 2004)

(2) Four retirements

Managing Director	Tadashi Saito	(Appointed Advisor after retiring in June 2004)
Director	Yoshinori Yamaguchi	(Appointed Advisor after retiring in June 2004)
Director	Yoshimi Ota	(Appointed Advisor after retiring in June 2004)
Director	Hiroshi Yonetani	(Appointed Advisor after retiring in June 2004)

(3) Three changes in title

Senior Executive Managing Director	Hiroshi Mizuguchi	(Appointed June 2004)
Managing Director	Koji Okura	(Appointed June 2004)
Managing Director	Hiraku Nakata	(Appointed June 2004)

3. Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi serve as Statutory Auditors under Article 18-1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

(10) Payment of Fees to Auditors

		Amount
(1)	Total amount of payment by the Company and subsidiaries as fees for audit services	27 million yen
(2)	Portion of (1) represented by payments by the Company and its subsidiaries to certified public accountants under Article 2.1 of the 1948 Law No. 103	27 million yen
(3)	Portion of (2) represented by payments to auditors	22 million yen

Note: The agreement between the Company and its auditors does include payments under the Commercial Code or the Securities Dealing Act, and no payments are made in practice. These totals are included in (3).

(11) Material Facts in Relation to the Business Conditions of the Company Having Occurred After the Term for Settlement of Accounts

Based on a resolution approved at a meeting of the Board of Directors on 25th May, 2005, the Company issued Euro Yen zero coupon convertible bonds with stock acquisition rights due 2012 in an overseas offering principally in the European market (but not offered in the U.S. Market).

a) Description of Euro Yen zero coupon convertible bonds with stock acquisition rights

Mori Seiki Co., Ltd. Euro Yen zero coupon convertible bonds with stock acquisition rights due 2012

b) Outline of the zero coupon convertible bonds with stock acquisition rights is as follows:

(i) Issue value

101% of the face value of each bond of ¥1 million

(ii) Offering price

103.5% of the face value of each bond

(iii) Aggregate issue value

Grand total of 10.1 billion yen and an aggregate principal amount of the Bonds which are additionally issued pursuant to exercise of the Option granted to the managers, Nomura International plc being the Lead Manager, and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(iv) Interest rate

Nil

(v) Maturity

June 13, 2012

(vi) The particulars of the shares designated to cover the stock acquisition rights with these zero convertible bonds are outlined as follows:

(1) Type of shares

Common stock of the Company

(2) Number of shares

The number of Shares which may be newly issued shares or already issued and held by the Company as Treasury stock, to be issued or transferred to the Bondholders upon exercise of the Stock Acquisition Rights (such issuance or transfer of the Shares shall be collectively referred to as 'delivery' of the Shares), shall be calculated by dividing the aggregate issue price of the Bonds deposited for exercise of the Stock Acquisition Rights by the Conversion Price (as defined in (viii) below). However, any fraction of a full share resulting form the exercise of the Stock Acquisition Rights shall be disregarded and no cash adjustment will be made. In case that Shares constituting less than on unit are issued upon exercise of the Stock Acquisition Rights, the Company will make cash payment with respect to those shares as though a holder thereof exercised the right to request the Company to purchase those Shares under the Commercial Code of Japan.

(vii) Total number of Stock Acquisition Rights

The total number of Stock Acquisition Rights is 10,000. In addition, when the Managers exercise their right to subscribe to further shares, the aggregate principal amount will be divided by 100 million yen. In addition, when further Bond Certificates are issued against appropriate evidence and indemnity in case of loss theft or destruction, the aggregate principal amount is also divided by 100 million yen.

(viii) Payment to be made for exercise of stock acquisition rights

(1) The same amount as the issue value of the bonds.

(2) Exercise value is initially ¥1,377.

(3) If the Company issues new shares of common stock or disposes treasury stock at a value lower than the prevailing market value, the exercise value is to be adjusted by the following formula.

$$\text{Exercise value after adjustment} = \text{Exercise value before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued or disposed shares} \times \text{Amount paid or disposed per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of newly issued or disposed shares}}$$

Furthermore, the exercise value is subject to adjustments for certain events including stock splits, reverse stock splits and the issuance of new stock acquisition rights (including the issuance of bonds with stock acquisition rights) which are exercisable at a value lower than the prevailing market value.

(ix) Exercise period

From June 27, 2005 to May 29, 2012 (local time at the exercisable locations)

c) Offering procedures

Overseas offering principally in the European market (but not offered in the U.S. market) with the purchase of the entire tranche by Nomura International plc. In Addition, Nomura International plc can request the Company to issue up to an additional 1.5bn yen by notifying the Company by June 8, 2005 (London time).

d) Usage of proceeds

Capital expenditures

e) Collateral

Nil

f) Issue date

June 13, 2005

Note: Fractions below the respective units for reporting amounts or numbers of shares are not shown. .

Balance sheets

(March 31, 2005) (millions of yen)

Assets	Amount	Liabilities and shareholders' equity	Amount
Current Assets	52,584	Current liabilities	18,411
Cash and deposits	8,892	Accounts payable	7,504
Notes receivable	809	Current portion of long-term debt	5,000
Accounts receivable	23,727	Other accounts payable	4,162
Merchandise	27	Accrued income taxes	326
Finished goods	4,310	Accrued expenses	437
Raw materials	8,001	Advances received	504
Work-in-process	4,287	Deposits received	129
Supplies	71	Other Current liabilities	346
Deferred income taxes	40	Long-term liabilities	15,944
Consumption tax receivable	382	Long-term debt	12,500
Other accounts receivable	156	Deferred income taxes	1,620
Short-term loans	585	Deferred income taxes on reserve for land revaluation	1,824
Other Current Assets	1,478		
Allowance for doubtful receivables	-186		
Fixed assets	73,225		
(Property, plant and equipment)	(50,961)	Total liabilities	34,356
Buildings	22,204	Shareholders' equity	
Structures	1,054	Common stock	28,190
Machinery	6,607	Capital surplus	40,932
Vehicles	50	Capital reserve	40,931
Furniture and equipment	2,215	Other Capital surplus	1
Land	18,789	Gain on disposal of Treasury stock	1
Construction in progress	39	Retained earnings	39,030
(Intangible fixed assets)	(2,507)	Legal reserve	2,650
Goodwill	1,200	General reserve	25,974
Software	996	Extraordinary disposal reserve	183
Telephone rights	19	Asset reduction reserve	191
Software in progress	290	Other reserve	25,600
(Investments and other assets)	(19,756)	Unappropriated retained earnings	10,405
Investments in securities	7,623	Reserve for land revaluation	-13,171
Shares in affiliate companies	8,893	Net unrealized holding gain on securities	2,322
Investments in affiliate companies	2,707	Treasury stock	-5,850
Other Investments and other assets	532		
		Total capital	91,453
Total assets	125,809	Total liabilities and shareholders' equity	125,809

Notes: 1. Fractions below one million yen are not shown.
2. See important accounting policies and notes.

Statements of income

(April 1, 2004 to March 31, 2005)

(millions of yen)

			Amount	
Ordinary income and expenses	Operating income and expenses	Operating income		
		Net sales		103,746
		Operating expenses		
		Cost of sales		72,562
		Selling, general and administrative expenses		22,830
		Operating income		8,354
	Non-operating income and expenses	Non-operating income		
		Interest and dividend income	74	
		Foreign exchange gain	100	
		Other	73	248
		Non-operating expenses		
		Interest expense	92	
		Other	97	190
		Ordinary income		8,412
Extraordinary income and expenses		Extraordinary income		
		Gain on sale of fixed assets	14	
		Gain on sale of investments in securities	0	15
		Extraordinary expenses		
		Loss on sale of fixed assets	26	
		Loss on disposal of fixed assets	86	
		Retirement benefits paid to directors and statutory auditors	369	482
Income before income taxes				7,944
Income taxes				42
Net income				7,902
Unappropriated retained earnings brought forward				2,907
Reversal of reserve for land revaluation				-404
Unappropriated retained earnings				10,405

Notes: 1. Fractions below one million yen are not shown.
2. See important accounting policies and notes.

Summary of significant accounting policies

1. Investments in securities
   - (1) Stock in subsidiaries or affiliates ...... Stated at cost using the moving average method
   - (2) Other investments in securities
     - Securities with determinable market value: Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method.
     - Securities without determinable market value: Stated at cost using the moving average method
2. Net liabilities resulting from derivatives transactions
   Stated at market value.
3. Inventories
   - (1) Merchandise Finished goods , and Work-in-process: Stated at cost using the average method.
   - (2) Raw materials .... Stated at cost using the moving average method
   - (3) Supplies .... Stated at cost using the last purchase price method
4. Depreciation of fixed assets
   - (1) Property, plant and equipment ....Declining balance method
     Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are
     - Buildings 8 to 50 years
     - Machinery 2 to 17 years
   - (2) Intangible fixed assets ....Straight line method

However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

5. Standard for inclusion of reserves
   Allowance for doubtful receivables .... The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
6. Accounting for leases
   Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
7. Hedge accounting
   The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
8. Consumption tax
   Sales are included net of consumption tax.
9. Other
   These financial statements are prepared in accordance with Article 48.1 of the Commercial Code implementation rules concerning affiliate companies, and Article 200 concerning parts of the financial statements.

Notes to the Balance Sheets

1. Accumulated depreciation of Property, plant and equipment 64,437 million yen
2. Short-term liabilities of affiliate companies 10,138 million yen
3. Short-term loans to affiliate companies 813 million yen
4. In addition to being listed as Fixed Assets in the balance sheets, the buildings, equipment, and machinery of the Chiba plant are included as important leased assets.
5. Land revaluation
   The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,171 million yen in shareholders' equity.
   - (1) Method of revaluation
     The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately.
   - (2) Date of revaluation March 31, 2002
   - (3) Differential between market value of land at the end of the term and the book value after revaluation -5,219 million yen
6. Contingent liabilities
   Contingent liabilities on lease payments by customers 2,091 million yen
7. Dividend restrictions
   Net assets, as defined by Article 124.3 of the Commercial Code implementation rules 2,322 million yen

Notes to the Statement of Income

1. Sales with affiliate companies 35,514 million yen
   Operating expenses 3,500 million yen
   Non-operating transactions 223 million yen
2. Net income per share 88.19 yen

* Net income per share is calculated on the following basis:

Net income as shown on the statement of income	7,902 million yen
Amount not returned to holders of common stock (Directors' bonuses)	115 million yen
Net income to holders of common stock	7,786 million yen
Average number of common shares in issue during the term	88,295,559

Additional information

In accordance with the law on amendment of local tax laws, effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 230 million yen, and operating income, ordinary income, and net income before taxes decreased by 230 million yen.

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: : yen)

	Amount
Unappropriated retained earnings	10,405,485,311
General reserve reversal	75,697,179
Extraordinary disposal reserve reversal	68,742,350
Asset reduction reserve reversal	6,954,829
Total	10,481,182,490
To be appropriated as follows: .	
Dividends on earnings (20 yen per share)	1,760,997,460
Directors' bonuses	115,472,500
(Bonuses to statutory auditors)	(16,150,000)
General reserve	
Other reserve	7,000,000,000
Unappropriated retained earnings carried forward	1,604,712,530

Audit Report by Independent Auditors on Non-Consolidated Financial Statements

Independent Auditor's Report

May 26, 2005

To the Board of Directors of Mori Seiki Co., Ltd.

Ernst & Young ShinNihon

Pursuant to Article 2, Paragraph 1 of the 'Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)' of Japan, we have audited the non-consolidated financial statements, namely, the balance sheet, statement of income, Report of Operations (pertaining to accounting), and proposed appropriation of unappropriated retained earnings and the supporting schedule of particulars (pertaining to accounting) of Mori Seiki for the 57th accounting period from April 1, 2004 to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedule of particulars are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation and the accompanying list of particulars. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary. As a result of our audits, in our opinion:

(1) the balance sheet and statement of income present fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(2) the Report of Operations (pertaining to accounting) presents fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) the proposed appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supporting schedule (pertaining to accounting) are proper and present fairly matters as are required to be reported therein.

Details regarding Euro Yen zero coupon convertible bonds with stock acquisition rights are listed in the Report of Operations.

The firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors (Copy)

Audit Report

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 57th accounting period from April 1, 2004 to March 31, 2005.

1. Summary of the methods of auditing by Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor's audits and examined the accounting documents and the supporting schedules.

In addition, regarding such matters as transactions of directors that compete with Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2. Results of auditing

(1) The methods and the results of auditing by Ernst & Young ShinNihon, the independent accountants and the Company's Accounting Auditor, are appropriate.

(2) The Report of Operations presents fairly, in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation, the status of the Company.

(3) The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4) The supporting schedules are proper and present fairly matters as are required to be reported therein.

(5) Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company's Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, usual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

May 27, 2005

Mori Seiki Co., Ltd.	Statutory Auditor
Standing Statutory Auditor	Koji Kageyama (seal)
Standing Statutory Auditor	Yuzo Matsuyama (seal)
Statutory Auditor	Katsuhiko Maehori (seal)
Statutory Auditor	Yasuo Noishiki (seal)
Statutory Auditor	Takashi Nakanishi (seal)

Note: Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi act as Statutory Auditors under the terms of the Article 18.1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Consolidated balance sheets

(March 31, 2005) (millions of yen)

Assets	Amount	Liabilities and shareholders' equity	Amount
Current Assets	63,699	Current liabilities	22,742
Cash and deposits	12,775	Accounts payable	8,199
Notes and accounts receivable	27,765	Short-term loans	1,370
Inventories	21,069	Current portion of long-term debt	5,084
Deferred income taxes	198	Other accounts payable	4,496
Consumption tax receivable	424	Accrued expenses	529
Other	1,795	Accrued income taxes	698
Allowance for doubtful receivables	-329	Accrued consumption tax	41
		Deferred income taxes	169
		Other	2,152
Fixed assets	71,931		
(Property, plant and equipment)	(59,909)	Long-term liabilities	16,290
Buildings and structures	26,972	Long-term debt	12,708
Machinery, equipment and vehicles	7,633	Deferred income taxes	1,758
Land	21,672	Deferred income taxes on reserve for land revaluation	1,824
Construction in progress	944	Total liabilities	39,032
		Minority interests	
Other	2,686	Minority interests	156
(Intangible fixed assets)	(2,704)	Shareholders' equity	
Goodwill	1,239	Common stock	28,190
Other	1,465	Capital surplus	40,932
(Investments and other assets)	(9,317)	Retained earnings	46,255
Investments in securities	8,715	Reserve for land revaluation	-13,171
Long-term prepaid expenses	366	Net unrealized holding gain on securities	2,322
Deferred income taxes	5	Translation adjustments	-2,236
Other	230	Treasury stock	-5,850
		Total shareholder' equity	96,442
Total assets	135,631	Total liabilities, minority interests and shareholders' equity	135,631

Note: Fractions below one million yen are not shown.

Consolidated Statements
of income

(April 1, 2004 to March 31, 2005)

(millions of yen)

			Amount	
Ordinary income and expenses	Operating income and expenses	Operating income		
		Net sales		122,166
		Operating expenses		
		Cost of sales		80,784
		Selling, general and administrative expenses		30,865
		Operating income		10,517
	Non-operating income and expenses	Non-operating income		
		Interest and dividend income	112	
		Foreign exchange gain	54	
		Other	97	264
		Non-operating expenses		
		Interest expense	136	
		Fees and commissions	79	
		Other	60	276
		Ordinary income		10,504
Extraordinary income and expenses		Extraordinary income		
		Gain on sale of fixed assets	15	
		Gain on sale of investments in securities	0	15
		Extraordinary expenses		
		Loss on sale of fixed assets	28	
		Loss on disposal of fixed assets	87	
		Retirement benefits paid to directors and statutory auditors	399	516
		Income before income taxes		10,004
		Income taxes		411
		Corporation tax adjustment		118
		Minority interests in net income		-93
		Net income		9,381

Note: Fractions below one million yen are not shown.

Important information pertaining to the consolidated financial statements

1. Scope of consolidated group

(1) Number of consolidate subsidiaries 25

Names of consolidated subsidiaries

Taiyo Koki Co., Ltd.	MORI SEIKI BRASIL LTDA.
Mori Seiki Techno, Ltd.	MORI SEIKI HONG KONG LTD.
Mori Seiki Trading, Ltd.	MORI SEIKI MEXICO, S.A. DE C.V.
Mori Seiki High Precision Machining Laboratory, Ltd.	MORI SEIKI (THAILAND) CO., LTD.
Mori Seiki Fixture Laboratory, Ltd.	Mori Seiki (Shanghai) Co., Ltd.
MORI SEIKI U.S.A., INC.	MORI SEIKI KOREA CO.,LTD.
MORI SEIKI G.m.b.H.	DTL MORI SEIKI,INC.
MORI SEIKI (UK) LTD.	PT. MORI SEIKI INDONESIA
MORI SEIKI FRANCE S.A.	MORI SEIKI AUSTRALIA PTY LIMITED
MORI SEIKI ITALIANA S.R.L.	MORI SEIKI MID-AMERICAN SALES INC.
MORI SEIKI ESPANA S.A.	MORI SEIKI DISTRIBUTOR SERVICES,INC.
MORI SEIKI SINGAPORE PTE LTD	MS SYFRAMO S.A.S.

The importance of Mori Seiki High-tech (now Mori Seiki Kosan), Mori Seiki Sales declined during the previous consolidated fiscal year, and are excluded from the consolidated accounts for the current year. MS SYFRAMO S.A.S. is included as a consolidated subsidiary from the current fiscal year following its acquisition by the Company.

(2) Subsidiaries not included in consolidated accounting
MORI SEIKI MÜNCHEN G.m.b.H.
Mori Seiki Precision, Ltd.
Mori Seiki Leasing, Ltd.
Mori Seiki Kosan, Ltd.
Mori Seiki Machine Sales, Ltd.
Reasons for exclusion from consolidated group
The five overseas subsidiaries not included in consolidated accounting are all small in scale, and none generate retained earnings of a size to have a significant impact on the consolidated statement of income.

2. Associated companies
(1) Associated companies to which equity method applies: one company.
Company name Watanabe Seikosho Co., Ltd.
Watanabe Seikosho Co., Ltd. is included as an equity-method affiliate from the current consolidated fiscal year following the further acquisition of shares.

(2) Associated companies to which equity method does not apply
Subsidiaries and affiliates not included in consolidated accounting
Subsidiaries not included in consolidated accounting
MORI SEIKI MÜNCHEN G.m.b.H.
Mori Seiki Precision, Ltd.
Mori Seiki Leasing, Ltd.
Mori Seiki Kosan, Ltd.
Mori Seiki Machne Sales, Ltd.
Affiliated companies
United Manufacturing Solutions Ltd. and four others
Reason for exclusion

The subsidiaries and affiliates not included in consolidated accounting are all small in scale, and none generate net income or retained earnings of a size to have a significant impact on the consolidated statement of income.

3. Fiscal year-ends of consolidated subsidiaries

Three consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.

4. Summary of significant accounting policies

(1) Assets

1. Investments in securities

Other investments in securities

Securities with determinable market value	Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method.
Securities without determinable market value	Stated at cost using the moving average method

2. Inventories

Merchandise Finished goods , and Work-in-process	Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries.
Raw materials	Stated at cost using the moving average method
Supplies	Stated at cost using the last purchase price method

3. Net liabilities resulting from derivatives transactions

Stated at market value.

(2) Depreciation of fixed assets

1. Property, plant and equipment ...... Declining balance method, although the straight line method is used for overseas consolidated subsidiaries.

Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are

Buildings 7 to 50 years
Machinery 2 to 17 years

2. Intangible fixed assets .... Straight line method

However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

(3) Standard for inclusion of reserves

Allowance for doubtful receivables .... The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.

(4) Foreign currency-denominated assets and liabilities of consolidated group companies are restated in yen. Foreign currency-denominated debts are restated to yen at their market value on the final day of the term, and the gain (loss) is reported on the statement of income.

Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are restated in yen at their market value on the final day of the term. Revenues and costs are restated in yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.

(5) Accounting for leases

Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(6) Hedge accounting

The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

(7) Consumption tax

Sales are included net of consumption tax.

5. Assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at market value.

6. Consolidated adjustment account

The consolidated adjustment account is depreciated on a straight line basis over five years.

7. Other

These financial statements are prepared in accordance with Article 200 concerning parts of the financial statements.

Notes to the Balance Sheets

1. Accumulated depreciation of property, plant and equipment — 68,778 million yen
2. Contingent liabilities
   Contingent liabilities on lease payments by customers — 2,091 million yen

Notes to the Statement of Income

2. Net income per share — 104.94 yen

* Net income per share is calculated on the following basis:

Net income as shown on the statement of income	9,381 million yen
Amount not returned to holders of common stock (Directors' bonuses)	115 million yen
Net income to holders of common stock	9,265 million yen
Average number of common shares in issue during the term	88,295,559

Additional information

In accordance with the law on amendment of local tax laws, effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 235 million yen, and operating income, ordinary income, and net income before taxes decreased by 235 million yen.

Audit Report by Independent Auditors on Consolidated Financial Statements

Independent Auditor's Report

May 26, 2005

To the Board of Directors of Mori Seiki Co., Ltd.

Ernst & Young ShinNihon

Pursuant to Article 19-2, Paragraph 3 of the 'Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)' of Japan, we have audited the consolidated financial statements, namely, the Consolidated balance sheet, Consolidated statement of income. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit from an independent position.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to consolidated subsidiaries as considered necessary.

As a result of our audits, in our opinion, the financial statements present fairly the financial position and the results of operations of the Company and consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

Details regarding Euro Yen zero coupon convertible bonds with stock acquisition rights are listed in the Report of Operations.

The firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors on Consolidated Financial Statements (Copy)

Consolidated Audit Report

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the consolidated financial statements (the consolidated balance sheet and Consolidated Statements of income) for the 57th accounting period from April 1, 2004 to March 31, 2005.

1. Summary of the methods of auditing by Statutory Auditors
   In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor conducted the audit after directors, other personnel and accounting auditors reported and explained the consolidated financial statements. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property.

2. Results of auditing
   (1) The methods and the results of auditing by Ernst & Young ShinNihon, the independent accountants and the Company's Accounting Auditor, are appropriate.
   (2)After auditing the Consolidated subsidiaries and Consolidated financial statements, there are no matters that need to be pointed out.

May 27, 2005

Mori Seiki Co., Ltd.	Statutory Auditor	
Standing Statutory Auditor	Koji Kageyama	(seal)
Standing Statutory Auditor	Yuzo Matsuyama	(seal)
Statutory Auditor	Katsuhiko Maehori	(seal)
Statutory Auditor	Yasuo Noishiki	(seal)
Statutory Auditor	Takashi Nakanishi	(seal)

Note: Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi act as Statutory Auditors under the terms of the Article 18.1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Reference Materials in the Exercise of Voting Rights

1. Number of voting shares 879,123

2. Resolutions and notes

Resolution 1: Approval of the Proposal of Appropriation of Unappropriated Retained Earnings (57th term)

Details of the Resolution are shown on page 18.

It is proposed to pay current term dividends of 20 yen per share in reflection of the Company's earnings and the economic situation.

Resolution 2: Partial Amendment to the Articles of Incorporation

It is proposed to amend the Articles of Incorporation, as detailed below.

(1) Reason for change

The Commercial Code was partially revised on February 1, 2005 to allow the use of electronic public notice systems. It is proposed to amend the Articles of Incorporation to introduce an electronic public notice system.

Details of amendment

(Underlined portions are changed)

Current Articles of Association	Proposed Change
Article 4: Publication of Notices The Company shall publish notices in the Nihon Keizai Shinbun.	Article 4: Publication of Notices The Company shall publish notices electronically. In the event that notices cannot be published electronically, or in other unforeseen circumstances, notices shall be published in the Nihon Keizai Shinbun.

Resolution 3: Election of 14 Directors

It is proposed to appoint the following 14 Directors, since the terms of office of 13 Directors (Masahiko Mori, Hiroshi Mizuguchi, Kyoji Umeoka , Kazuyuki Hiramoto, Takeshi Saito , Koji Okura , Hiraku Nakata, Makoto Fujishima, Yoshitsugu Shigeta , Hiroaki Tamai, Takahiro Kobi, Yasunori Hamabe, and Hidefumi Shirotori) expire at the conclusion of the general meeting of shareholders.

The Director candidates are as follows:

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
1	Masahiko Mori (September 16, 1961)	April 1993 Joined Mori Seiki June 1994 Appointed Director, Corporate Planning and International Department General Manager June 1999 Appointed President To present	4,615,285
2	Hiroshi Mizuguchi (August 31, 1954)	January 1979 Joined Mori Seiki June 2002 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and MVBU General Manager September 2004 Appointed Senior Executive Managing Director, Development & Manufacturing HQ (Manufacturing) Executive Officer, Iga Campus Chief and Human Resources Development Center General Manager To present	15,028

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
3	Kyoji Umeoka (January 7, 1946)	March 1968 Joined Mori Seiki June 1990 Appointed Director, Overseas Operations April 2005 Appointed Senior Executive Managing Director, Engineering HQ Executive Officer To present	41,850
4	Kazuyuki Hiramoto (January 12, 1954)	February 2002 Joined Mori Seiki, Appointed Head of Technological Research Center June 2003 Appointed Managing Director, Development & Manufacturing HQ (Development) Executive Officer September 2003 Appointed Managing Director, Development & Manufacturing HQ Executive Officer (Development), Nara Campus Chief To present	15,000
5	Takeshi Saito (April 19, 1948)	April 1972 Joined Mori Seiki June 1996 Appointed Director of Overseas Operations January 2004 Appointed Managing Director, Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager To present	13,000

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
6	Koji Okura (October 18, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing HQ Asia BU, Domestic BU General Manager April 2005 Appointed Managing Director, Sales & Marketing HQ Executive Officer To present	10,200
7	Hiraku Nakata (January 9, 1948)	April 1968 Joined Mori Seiki June 1992 Appointed Director, Domestic Operations June 2004 Appointed Managing Director, Service & Parts Department and Mori Seiki Techno, Ltd. General Manager To present	10,000

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
8	Makoto Fujishima (March 18, 1958)	March 1981 Joined Mori Seiki June 2003 Appointed Director, Control Technology Laboratory General Manager July 2004 Appointed Director, Control Technology Laboratory (Currently Control System) and Information Systems Department General Manager To present	10,600
9	Yoshitsugu Shigeta (September 6, 1946)	March 1965 Joined Mori Seiki June 1994 Appointed Director, Iga #2 Plant General Manager September 2003 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and Nara Machining BU General Manager To present	12,944
10	Hiroaki Tamai (March 20, 1960)	March 1983 Joined Mori Seiki June 2003 Appointed Director, Administrative HQ Executive Officer To present	10,500

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
11	Takahiro Kobi (August 10, 1958)	1983 March Joined Mori Seiki June 2004 Appointed Director, Development & Manufacturing HQ Vice Executive Officer, Quality Assurance BU General Manager, and Chiba Campus Chief January 2005 Appointed Director, Quality HQ Executive Officer To present	11,500
12	Yasunori Hamabe (January 31, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing BU / Americas BU General Manager January 2004 Appointed Director, Sales & Marketing HQ Vice Executive Officer, Americas Department General Manager To present	10,000

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
13	Hidefumi Shirotori (January 15, 1947)	April 2004 Joined Mori Seiki Development & Manufacturing HQ Vice Executive Officer and Solution Center General Manager June 2004 Appointed Director, Development & Manufacturing HQ Executive Officer and Solution Center General Manager February 2005 Appointed Director, Engineering HQ and Japan / Asia Engineering Department General Manager To present	15,200
14	* Nishio Toyofumi (August 10, 1958)	1981 March Joined Mori Seiki January 2004 Appointed Sales & Marketing HQ Vice Executive Officer and Domestic Sales Department General Manager To present	10,000

Note: 1. * indicates new candidates.
2. BU = Business Unit. BUs were redesignated as Department in January 2004.
3. No conflict of interests exists between Director candidates and the Company.

Resolution 4: Issuing of equity warrants to persons besides shareholders with substantially favorable terms

The Company seeks authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

1. Reasons behind issuing share acquisition rights for the purpose of granting stock options

   To further raise the motivation and morale, and to secure the services of talented individuals to improve the consolidated business performance of the Company, the Company would like to issue share acquisition Rights for the purpose of granting gratis Stock Options to the Directors, Statutory Auditors, employees and External Consultants. Since the purpose is to grant stock options, the subscription amount to be paid upon the exercise of these rights is to be determined based on the market price of the underlying share on the issue date, as detailed in (5) below.

2. Details of Issuing Share Acquisition Rights

   (1) Persons to whom share acquisition rights shall be allocated:

   Directors, Statutory Auditors, and employees of the parent Company and subsidiaries, and external consultants.

   (2) Class and number of shares to be issued.

   Not exceeding 2,810,000 Shares of common stock of the Company.

   The number of shares to be issued upon exercise of each share acquisition right shall be adjusted in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights. However, this adjustment shall apply only to those stock acquisition rights not exercised at the time of the stock split or reverse stock split. Any fraction less than one share resulting from this adjustment shall be disregarded.

   Number of shares granted after adjustment = Number of Shares granted before adjustment × Ratio of split or consolidation

   (3) Aggregate number of share acquisition rights:

   Not exceeding 28,100. (The number of shares to be issued upon exercise of each share acquisition right shall be 100 shares. However, if there are adjustments as mentioned in (2), there will be a similar adjustment.)

   (4) Issue price of the share acquisition rights:

   No consideration

   (5) Amount to be paid upon exercise of share acquisition rights:

   The amount to be paid in per share upon exercise of share acquisition rights (the 'Exercise Price') shall be the amount obtained by multiplying the average of closing prices in regular trading of the shares of common stock of the Company on the Osaka Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) by 1.05. Any fraction less than one yen resulting from this calculation shall be rounded up to the nearest one yen.

   However if that figure is less than the closing price of the warrant immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), the second measure is used.

   If the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights, the Amount to be paid upon exercise of share acquisition rights is adjusted using the equation below. Any fraction less than on yen resulting from this

calculation shall be rounded up to the nearest one yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In the event that the Company issues new shares or disposes treasury stock shares at a price that is less than the market price (excluding issuance or transfer of new shares from the exercise of stock acquisition rights) on or after the issue date of the stock acquisition rights, the Exercise Price shall be adjusted according to the following formula, with fractional amounts less than 1 yen to be rounded up to the nearest yen.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Subscription amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of newly issued shares}}$$

(6) Period during which share acquisition rights may be exercised

From and including July 1, 2007, to and including June 30, 2010

(7) Conditions for exercise of share acquisition rights.

(1) A person who has gained allotment for the right to purchase new shares would have to be a Director, Statutory Auditor or employee of our company or a person who concludes advisory agreement with the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares.

In addition, equity warrants allotted to external consultants will need a valid contract with the Company when it is exercised.

(2) The stock acquisition rights may not transferred, pledged, or otherwise disposed of.

(3) In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(4) Other conditions shall be determined based on the resolution made at the general meeting of shareholders and the board of directors, and followed by the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(8) Cancellation of share acquisition rights

(1) The Company may cancel all the stock acquisition rights without compensation in the event that a general meeting of shareholders approves either a merger agreement in which the Company ceases to be a surviving entity or an agreement for the exchange or transfer of shares by which the Company becomes a wholly owned subsidiary of another company.

(2) The Company may cancel all or a portion of the unexercised stock acquisition rights without compensation in the event that a recipient of stock acquisition rights is deemed ineligible to exercise those rights, discussed in (7) above.

(9) Restriction on transfer of share acquisition rights.

Share acquisition rights cannot be transferred unless the approval of the board of directors of the Company is obtained.

June 29, 2005

To All Shareholders

106 Kitakoriyama-cho, Yamato-Koriyama City, Nara Prefecture

Mori Seiki Co., Ltd.
President Masahiko Mori

Resolutions Notice of the 57th Ordinary General Meeting of Shareholders

Notice is herby given that the 57th Ordinary General Meeting of Shareholders of the Company was held today. The followings were reported and resolutions were approved.

Reports (1) 57th term (April 1, 2004 to March 31, 2005) Report of Operations , balance sheets, statement of income, and the results of repurchase of Treasury stock with the Board of Director's resolution, Pursuant to the Articles of Incorporation

Reports (2) 57th term (April 1, 2004 to March 31, 2005) Consolidated balance sheets and Consolidated income statement and the Audit of the Consolidated Financial Statements by the Statutory Auditors and the Board of Auditors
Above contents were reported.

Resolutions

Resolution 1 Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 57th Accounting Period
This was approved as originally proposed and the dividend on earnings was determined 20 yen per share.

Resolution 2 Partial Amendment to the Articles of Incorporation
This was approved as originally proposed.

Resolution 3 Election of 14 Directors
As a Director, Masahiko Mori, Hiroshi Mizuguchi, Kyoji Umeoka, Kazuyuki Hiramoto, Takeshi Saito, Koji Okura, Hiraku Nakata, Makoto Fujishima, Yoshitsugu Shigeta, Hiroaki Tamai, Takahiro Kobi, Yasunori Hamabe, Hidefumi Shirotori and Toyofumi Nishio were elected and appointed.

Resolution 4 Issuing of equity warrants to persons besides shareholders with substantially favorable terms.
This was approved as originally proposed.

Summary of Consolidated Financial and Business Results for the Fiscal Year 2003 (to March 31, 2004)

May 11, 2004

Company name	**Mori Seiki Co., Ltd.**		
Code No.	6141 Tokyo and Osaka Stock Exchanges		
	Head office location Nara Prefecture		
(URL http://www.moriseiki.co.jp/)			
Representative	Title	President	
	Name	Masahiko Mori	
Contact	Title	Accounting BU General Manager	
	Name	Shigeaki Ushio	(TEL: 0743-53-1143)
Resolution of the Board of Directors		May 11, 2004	
Adoption of United States GAAP		No	

1. Consolidated business results for fiscal year 2003 (April 1, 2003 to March 31, 2004)

(1) Consolidated business results

Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2003	87,557	37.1	2,401	—	1,850	—
Fiscal year 2002	63,863	-8.3	-4,012	—	-3,476	—

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2003	712	—	7. 23	—	0.8	1.5	2.1
Fiscal year 2002	-5,554	—	-61. 96	—	-6.2	-3.0	-5.5

Note:					
	(1) Equity-method earnings	Fiscal year 2003	—million yen	Fiscal year 2002	—million yen
	(2) Average number of shares in issue during the	Fiscal year 2003	88,906,352	Fiscal year 2002	89,650,964
	(3) Changes in accounting procedure	None			

(4) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

(2) Consolidated financial position

	Total assets million yen	Shareholders' equity million yen	Shareholders' equity ratio %	Shareholders' equity per share yen
Fiscal year 2003	122,165	86,911	71.1	983.18
Fiscal year 2003	115,122	86,875	75.5	975.50

Note: Year end Number of shares outstanding (Consolidated) Fiscal year 2003 88,398,452
Fiscal year 2002 89,057,339

(3) Consolidated Cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Balance of cash and cash equivalents at end of term
	million yen	million yen	million yen	million yen
Fiscal year 2003	4,469	-3,596	6,923	15,965
Fiscal year 2002	-3,753	-5,378	3,957	8,380

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 26

Number of non-consolidated subsidiaries accounted by the equity method: None

Number of affiliated companies accounted by the equity method: None

(5) Changes in scope of consolidation and application of equity method

Consolidated subsidiaries (increase) 5 (decrease) 1

Equity method companies (increase) None (decrease) None

2. Consolidated earnings forecasts for Fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Net sales	Ordinary income	Net income
	million yen	million yen	million yen
Interim	47,500	2,100	1,800
Full year	95,000	4,200	3,600

Reference: Forecast net income per share: 40.72 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 10 of the attached materials.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 27 consolidated subsidiaries, and five affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., Mori Seiki Machine Sales, Ltd., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S.

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Insurance agency

Mori Seiki Hitech Co., Ltd.

○: Consolidated subsidiaries

* Non-consolidated subsidiaries

◇: Equity-method affiliates

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

Mori Seiki MÜNCHEN G.m.b.H.,

Design, manufacture and sale of machine tool peripherals

Mori Seiki Precision, Ltd.

Non-equity method affiliates

Diagnosis, planning, design, and sale of machine tools and industrial robots

United Manufacturing Solutions Ltd. and four others

Notes: 1. Mori Seiki Hitech will change its name to Mori Seiki Kosan in May 2004.

2. Mori Seiki Precision ceased operations on December 15, 2002.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We determine the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness. Therefore internal reserves are ultimately used to improve our group's future earnings, enabling enhanced returns to shareholders in the future.

The Company will increase dividends per share from 5 yen to 10 yen for the full year.

3. Target performance indicators

In aiming to maximize returns to shareholders, the Mori Seiki group places great emphasis on the net income margin. We target a net income margin (consolidated net income to sales) of more than 5%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

Our group aims to improve the productivity and efficiency of our global customers by providing them

with the latest and highest-quality products based on precision production technology, and offering rapid-response sales and service. We intend through these efforts to become the top global maker of machine tools. Below are some specific priorities.

(1) Develop and launch new products

Sales of our numerically-controlled N series of lathes have captured a dominant market share since their launch in 2002. Over the next year, we plan to launch thirty new products to establish the quality of the Mori Seiki brand worldwide. We plan to build out our development organization further, including the addition of more human resources, as we develop products that meet the needs of customers on a timely basis.

(2) Reduce production lead time

We adopted cell production on some new products during Fiscal year 2002 in an effort to reduce lead times. This now applies to 10-15% of total production, but we aim to raise the figure to 40% as we launch further new products. The goal is to make short lead times a recognized strength of the Company, in addition to its reputation for performance and quality.

(3) Move headquarters to Nagoya

We plan to move our headquarters from Yamato Koriyama, Nara Prefecture, to Nagoya, Aichi Prefecture, in September 2004. We believe this will give us greater access to the largest domestic machine tool market: the Chubu region of Japan. The new headquarters will be equally accessible, in terms of travel time, to our Nara, Iga, and Chiba manufacturing and development facilities, which should enable more balanced nationwide operations, and the ability to attract talent from across Japan

(4) Strengthen overseas sales structure

Our medium-term challenges are to ensure the direct-sales structure we set up in the Americas and Europe in 2003 takes root, and strengthen our sales structure in fast-growing Asia to increase our market share there.

(5) Lower costs

Product design in the Development HQ is carried out under precise cost management, while the Purchasing HQ is working to reduce the cost of materials. Divisions throughout the Company are working to raise profit margins by meeting individual targets for selling, general, and administrative expense ratios.

(6) Minimize foreign exchange risk

Foreign exchange is a major risk factor for our group as we purchase raw materials in Japan, and yet

more than half of all our sales are overseas. However, we have increased our resistance to foreign exchange risk because, by increasing the proportion of sales in Asia and Europe, our sales are now more balanced across different currencies: sales are denominated in yen in Japan and Asia, in U.S. dollars in the Americas, and in euros in Europe. Regarding foreign currency-denominated accounts receivables, we buy foreign exchange contracts at the time of sales based on the actual demand principle.

5. Challenges

The business environment surrounding the machine tool industry was favorable in Fiscal year 2002, both inside and outside Japan, with machine tool demand underpinned by active investment spending in the automobile and IT industries, and expanding capital spending by manufacturers in Japan and internationally. Machine tool order statistics (from the Japan Machine Tool Builders' Association) show machine tool demand rising for the past 18 months.

However, the outlook for capital goods demand is not wholly bright, given the volatility of the U.S. dollar against the yen, the increasingly unstable situation in Iraq, and the risk of terrorism to the global economy. We also intend to cut fixed costs and build a more solid earnings structure so that we can still operate profitably even in a contracting market pie.

6. Basic corporate governance policies and implementation of related measures

(1) Basic corporate governance policies

Our group aims to establish and maintain a management system that gives due attention to the interests of shareholders, with improved corporate governance and transparency of group operational management to shareholders and investors, while creating an organization capable of responding quickly and flexibly to changes in the operating environment. Along with measures aimed at improving corporate governance, we will also strive to foster an environment in which business is always conducted in accordance with high ethical standards.

(2) Implementation of corporate governance-related measures

(a) Corporate governance related to oversight of management decision-making, execution, and auditing

Having adopted the auditor model of corporate governance, to assure its effectiveness we provide all members of the Board of Directors with the opportunity to express their independent views at board meetings. At this time, our Board of Directors does not include any directors from outside the company; however, we are working to expand the oversight provided by corporate auditors, increasing our corporate auditing board to five members, including three outside auditors. In 2002, the term served by

individual directors was shortened from two years to one year in an effort to better define the management responsibilities of individual directors.

For our accounting auditor we have appointed Ernst & Young ShinNihon, with whom we work to provide management data needed to conduct a fair and impartial audit of company accounts.

Regarding legal counsel, we seek legal advice as the situation requires.

(b) Overview of personal ties, capital relationships, or other business ties between company and external members of the Board of Directors and outside auditors

Mori Seiki has no members from outside the company on its Board of Directors. Mori Seiki has no special business relationships with its outside auditor.

(c) Steps taken toward improving corporate governance during the last year

Sixteen meetings of the Board of Directors was held over the past year to decide various matters as required by law and to approve major business decisions, as well as to review the administration of business operations.

As part of a coordinated investor relations program, during the previous fiscal year meetings with investors were held to explain interim and full-term results, and the company's activities.

Business results and financial condition

1. Business results

The global economic recovery slowed in the first quarter as the situation in Iraq deteriorated, and SARS emerged in Asia. However, the U.S. and Asian economies contributed to an expansion of the global economy, and the Japanese economy began to show signs of a gradual recovery as capital investment and exports increased, although consumer spending remained weak.

In the machine tool industry, the order environment improved significantly, particularly from October 2003, due to continued strong capital investment in the domestic auto industry, and a sharp expansion in orders from the IT industry. In overseas markets, the auto industry drove strong capital investment in Asia, particularly China.

The Mori Seiki group achieved the following results in this business environment:

Consolidated (millions of yen)

	55th Term Fiscal year 2002	56th Term Fiscal year 2003	Change
Sales	63,863	87,557	23,693
Operating income	-4,012	2,401	6,413
Ordinary income	-3,476	1,850	5,326
Net income	-5,554	712	6,267

Non-consolidated (millions of yen)

	55th Term Fiscal year 2002	56th Term Fiscal year 2003	Change
Sales	55,072	72,787	17,715
Operating income	-2,790	1,336	4,127
Ordinary income	-2,222	2,138	4,361
Net income	-5,349	1,000	6,350

The following factors contributed to the increase in sales and income:

- Capital equipment demand expanded in domestic and overseas markets
- The establishment of a direct sales organization in the United States
- Production capacity increased due to the start of operations at the new Chiba plant
- The strengthened competitiveness of finished products due to the combined impact of their performance, quality, and short delivery times
- New finished products featuring lower cost ratios made up a rising proportion of overall sales.

2. Financial position

(1) Current term cash flow (millions of yen)

	55th Term Fiscal year 2002	56th Term Fiscal year 2003	Change
Cash flow from operations	-3,753	4,469	8,222
Cash flow from investments	-5,378	-3,596	1,781
Cash flow from financing activities	3,957	6,923	2,965
End-of-term cash and deposits	8,380	15,965	7,584

• Cash flow from operations

Cash flow from operations increased 4,469 million yen (after declining 3,753 million yen during the previous term). Net income before taxes totaled 821 million yen, bonus reserves declined 1,519 million yen, accounts receivable increased 3.425 million yen, inventories declined 3,577 million yen, and trade credits increased 759 million yen.

• Cash flow from investments

Cash flow from investments declined 3,596 million yen (after declining 5,378 million yen during the previous term). Acquisition of tangible fixed assets represented an expenditure of 4,469 million yen, and acquisition of intangible fixed assets represented an expenditure of 853 million yen. The sale of investment securities represented income of 1,481 million yen.

• Cash flow from financing activities

Cash flow from financing activities increased 6,923 million yen (after increasing 3,957 million yen during the previous term). Long-term borrowings represented an inflow of 20,000 million yen, repayment of short-term loans represented expenditure of 7,000 million yen, and the redemption of straight bonds represented expenditure of 5,075 million yen.

(2) Cash flow indicators

	54th Term Fiscal year 2001	55th Term Fiscal year 2002	56th Term Fiscal year 2003
Shareholders' equity ratio (%)	82.5%	75.5%	71.1%
Shareholders' equity ratio (market value basis) (%)	84.3%	44.2%	71.3%
Debt redemption (years)	0.5	—	4.6
Interest coverage ratio (times)	201.3	—	45.7

Notes: Shareholders' equity ratio: Shareholders' equity / Total assets
Shareholders' equity ratio (market value basis): Market capitalization / Total assets
Debt redemption (years): Interest-bearing liabilities / Cash flow from operations
Interest coverage ratio: Cash flow from operations / interest payment
* All indicators are calculated from consolidated balance sheet values.

* Market capitalization is calculated using the final share price at the end of the term × the number of shares outstanding at the end of the term (excluding Treasury stock).

* Cash flow from operations is stated using cash flow from operations as presented in the Consolidated Statement of Cash flows. Interest-bearing liabilities include all liabilities shown in the consolidated balance sheets on which the Company pays interest. Interest payment is based on the figure shown in the Consolidated Statement of Cash flows.

* Debt redemption period and interest coverage ratio are not shown for the 55th Term because cash flow from operations was a net use of cash.

3. Forecast for upcoming fiscal year

Fiscal year 2004 (to March 31, 2005) (Millions of yen)

	Interim (Consolidated)	Interim (Non-consolidated)	Full year (Consolidated)	Full year (Non-consolidated)
Sales	47,500	42,500	95,000	85,000
Operating income	2,100	1,900	4,200	3,800
Ordinary income	2,100	1,900	4,200	3,800
Net income	1,800	1,750	3,600	3,500

These forecasts are based on the following assumptions:

- Average foreign exchange rates of ¥107/$ and ¥128/€.
- We assume continued strong demand for machine tools in Japan and Asia, and improved sales in Europe and the Americas, where we have moved to a direct-sales system.
- We assume the concentrated launch of new products from June 2004 will contribute to an expansion of sales.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, and Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus US dollar and euro

(4) Volatility in raw materials costs

(5) Rising terrorism risk due to changes in the international affairs climate.

Consolidated balance sheets

	Previous consolidated fiscal year (A) (March 31, 2003)		Current consolidated fiscal year (B) (March 31, 2004)		Change (B-A)
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)
Assets					
I Current Assets					
1 Cash and deposits	8,452		15,968		
2 Notes and accounts receivable	17,397		20,352		
3 Inventories	21,943		17,621		
4 Deferred income taxes	272		352		
5 Consumption tax receivable	348		99		
6 Other	1,320		1,375		
7 Allowance for doubtful receivables	-106		-193		
Total current assets	49,629	43.1	55,575	45.5	5,946
II Fixed assets					
1 Property, plant and equipment					
(1) Buildings and structures	25,356		25,668		
(2) Machinery, equipment and vehicles	7,989		7,013		
(3) Land	20,656		20,886		
(4) Construction in progress	828		630		
(5) Other	2,146		2,362		
Total property, plant and equipment	56,977	49.5	56,561	46.3	-415
2 Intangible fixed assets					
(1) Goodwill	2,000		1,644		
(2) Other	1,273		1,624		
Total Intangible fixed assets	3,273	2.8	3,268	2.7	-5
3 Investments and other assets					
(1) Investments in securities	4,892		6,327		
(2) Long-term prepaid expenses	35		188		
(3) Deferred income taxes	70		5		
(4) Other	244		280		
(5) Allowance for doubtful receivables	-		-41		
Total investments and other assets	5,242	4.6	6,760	5.5	1,517
Total fixed assets	65,493	56.9	66,589	54.5	1,096
Total assets	115,122	100.0	122,165	100.0	7,042

		Previous consolidated fiscal year (March 31, 2003)		Current consolidated fiscal year (March 31, 2004)		Change (B-A)
		Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)
Liabilities						
I Current liabilities						
1 Accounts payable		-		6,466		
2 Notes and accounts payable		5,733		-		
3 Short-term loans		7,000		—		
4 Current portion of long-term debt		84		2,584		
5 Current portion of convertible dept		5,075		-		
6 Other accounts payable		4,182		3,373		
7 Accrued expenses		522		545		
8 Accrued income taxes		359		359		
9 Accrued consumption tax		68		42		
10 Deferred income taxes		252		115		
11 Bonus reserves		1,519		-		
12 Other		861		848		
Total current liabilities		25,659	22.3	14,336	11.7	-11,323
II Long-term liabilities						
1 Long-term debt		376		17,792		
2 Deferred income taxes		367		1,241		
3 Deferred income taxes on reserve for land revaluation		1,824		1,824		
Total long-term liabilities		2,567	2.2	20,857	17.1	18,289
Total liabilities		28,227	24.5	35,194	28.8	6,966
(Minority interests)						
Minority interests		20	0.0	59	0.1	39
Shareholders' equity						
I Common stock		28,190	24.5	28,190	23.1	—
II Capital surplus		40,931	35.6	40,931	33.5	-
III Retained earnings		37,919	32.9	38,208	31.3	288
IV Reserve for land revaluation		-13,575	-11.8	-13,575	-11.1	-
V Net unrealized holding gain on securities		41	0.0	1,526	1.2	1,484
VI Translation adjustments		-1,604	-1.4	-2,862	-2.4	-1258
VII Treasury stock		-5,027	-4.3	-5,506	-4.5	-478
Total shareholders' equity		86,875	75.5	86,911	71.1	36
Total liabilities, minority interests, and shareholders' equity		115,122	100.0	122,165	100.0	7,042

Consolidated Statement of income

	Note	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)			Current consolidated fiscal year (April 1, 2003 to March 31, 2004)			Change (B-A)
		Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)
I Net sales			63,863	100.0		87,557	100.0	23,693
II Cost of sales			45,121	70.7		60,424	69.0	15,302
Gross profit			18,742	29.3		27,132	31.0	8,390
III Selling, general and administrative expenses			22,755	35.6		24,731	28.3	1,976
Operating income			-4,012	-6.4		2,401	2.7	6,413
IV Non-operating income								
1 Interest income		24			29			
2 Dividend income		54			48			
3 Foreign exchange gain		528			—			
4 Other		231	839	1.4	174	252	0.3	586
V Non-operating expenses								
1 Interest expense		116			102			
2 Foreign exchange loss		-			261			
3 Fees and commissions		65			273			
4 Other		120	302	0.5	165	803	0.9	500
Ordinary income			-3,476	-5.5		1,850	2.1	5,326
VI Extraordinary income								
1 Gain on sale of fixed assets		14			215			
2 Gain on sale of investments in securities		4			268			
3 Other		571	591	0.9	-	484	0.5	-107
VII Extraordinary expenses								
1 Loss on sale of fixed assets		0			10			
2 Loss on disposal of fixed assets		391			139			
3 Loss on inventory disposal		-			29			
4 Loss on devaluation of investments in securities		1,214			46			
5 Retirement benefits paid to directors and statutory auditors		-			1,177			
6 Loss on termination of leases		-			107			
7 Other		39	1,647	2.6	-	1,512	1.7	-135
Income before income taxes			-4,532	-7.2		821	0.9	9,182
Income taxes		65			190			
Income taxes refund		-197		-0.3		-	-	
Corporation tax adjustment		1,147	1,015	1.6	-98	91	0.1	-924
Minority interests in net income			-7	-0.0		-17	-0.0	-10
Net income			-5,554	-8.8		712	0.8	6,267

Consolidated statement of retained earnings

	Note	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)		Current consolidated fiscal year (April 1, 2003 to March 31, 2004)	
		Amount	(million yen)	Amount	(million yen)
(Capital surplus)					
I Capital surplus at start of period			40,931		40,931
II Increase in capital surplus					
Gain on disposal of Treasury stock		—	—	—	—
III Capital surplus at end of quarter (full year)			40,931		40,931
(Retained earnings)					
I Retained earnings at start of period			43,920		37,919
II Increase in retained earnings					
1 Increase in retained earnings due to change in scope of consolidated group		4		21	
2 Net income		-5,554	-5,550	712	733
III Decline in retained earnings					
1 Dividends		450		445	
2 Bonuses to directors and statutory auditors		—		—	
3 Reversal of reserve for land revaluation		—	450	—	445
IV Retained earnings at end of quarter (full year)			37,919		38,208

Consolidated Statement of Cash flows

	Note	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (April 1, 2003 to March 31, 2004)
		Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests		-4,532	821
2 Depreciation and amortization		5,113	4,999
3 Loss on sale of fixed assets		0	10
4 Loss on disposal of fixed assets		391	139
5 Gain on sale of fixed assets		-14	-215
6 Gain on sale of investments in securities		-4	-268
7 Loss on devaluation of investments in securities		1,214	46
8 Consolidated adjustment account write-offs		77	75
9 Increase in allowance for doubtful receivables		-701	130
10 Decrease in accrued bonuses		546	-1,519
11 Interest and dividend income		-79	-77
12 Interest expense		116	102
13 Unrealized exchange gain		-379	—
14 Unrealized exchange loss		-	221
15 Notes and accounts receivable		-3,495	-3,425

16 Decrease (increase) in inventories		-4,675	3,577
17 Increase in accounts payable		2,566	759
18 Decrease (increase) in uncollected consumption tax		-235	249
19 Increase (decrease) in unpaid consumption tax		52	-25
20 Increase (decrease) in other accounts payable		1,817	-679
21 Bonuses to directors and statutory auditors		-	—
22 Other		-1,474	-446
Sub-total		-3,693	4,475
23 Interest and dividend income received		79	77
24 Interest paid		-117	-97
25 Income tax (paid) refunded		-22	14
Cash flow from operating activities		-3,753	4,469
II Cash flow from investing activities			
1 Net change in fixed-term deposits		-69	69
2 Increase in investments in securities		-537	—
3 Proceeds from sale of investment securities		1,164	1,481
4 Increase in investment in a subsidiary and an affiliate companies		-40	-100
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		-	—
6 Proceeds from sale of property, plant and equipment		27	426
7 Purchase of property, plant and equipment		-3,103	-4,469
8 Purchase of other assets		-336	-853
9 Other		-2,483	-151
Cash flow from investing activities		-5,378	-3,596
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans		7,000	-7,000
2 Proceeds from long-term debt		-	20,000
3 Repayment of long-term debt		-84	-84
4 Redemption of bonds		-1,838	-5,075
5 Proceeds from disposal of Treasury stock		-	—
6 Purchase of Treasury stock		-715	-478
7 Cash Dividend		-450	-445
8 Proceed from minority interests		45	6
Cash flow from financing activities		3,957	6,923
IV Effect of exchange rate changes on cash and cash equivalents		-50	-144
V Increase (decrease) in cash and cash equivalents		-5,224	7,651
VI Cash and cash equivalents at beginning of the year		13,512	8,380
VII Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		92	-67
VIII Cash and cash equivalents at end of the year		8,380	15,965

Notes related to the preparation of the consolidated financial statements

1 Scope of consolidated group	
(1) Consolidated subsidiaries	26 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiary Mori Seiki Precision is omitted from the consolidated accounts due to its decline in importance during the fiscal year. Mori Seiki AUSTRALIA PTY LIMITED, PT. Mori Seiki INDONESIA, Mori Seiki MID-AMERICAN SALES INC., Mori Seiki DISTRIBUTOR SERVICES,INC., and Mori Seiki Trading, Ltd. are included as consolidated subsidiaries from the current consolidated fiscal year following their establishment.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki MÜNCHEN G.m.b.H.

	Mori Seiki Precision, Ltd. Reasons for exclusion from consolidated group Both non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name (2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	None . Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements and are not important for the overall group.
3 Fiscal year end of consolidated subsidiaries	Two consolidated subsidiaries have end-December fiscal year-ends, and 24 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets (1) Investments in securities (2) Inventories (3) Net liabilities resulting from derivatives transactions (2) Depreciation (1) Property, plant and equipment (2) Intangible fixed assets	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ......Stated at cost using the moving average method Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method Stated at market value. Declining balance method, although the straight line method is used for overseas consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

(3) Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
(4) Conversion of foreign currency-denominated assets and liabilities of consolidated group companies	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(6) Hedge accounting (1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
(7) Other significant issues Consumption tax	Sales are included net of consumption tax.
5 Assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are stated at market value.
6 Consolidated adjustment account	The consolidated adjustment account is depreciated on a straight line basis over five years.
7 Distribution of retained earnings	The consolidated statement of retained earnings is based on the Company's distribution of retained earnings as determined during the fiscal year.
8 Definition of current assets in the consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.

Additional information

(Bonus reserves) The Company and its consolidated subsidiaries conventionally established a reserve for the payment of bonuses to employees on the basis of estimated payments. In line with the adoption of a target management system for employees during the current fiscal year, and the introduction of an evaluation system linked to this, the compensation system was revised and the period to which bonus payments are applied was changed. As a result, the period to which bonus payments apply now aligns with the Company's fiscal year, and the date of bonus payment now falls within the fiscal year to which it applies. This eliminates the need for the reserve.

Notes

(Consolidated balance sheets)

Previous consolidated fiscal year (March 31, 2003)	Previous consolidated fiscal year (March 31, 2004)
* 1 Cumulative depreciation of property, plant and equipment 62,507 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 241 others) 890 million yen * 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 170 million yen Investments and other assets Other (capital) 3 million yen * 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 232 million yen * 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -931 million yen * 6 Total number of shares in issue Common shares 94,775 thousand Number of Treasury shares held by the Company Common shares 5,718 thousand	* 1 Cumulative depreciation of property, plant and equipment 65,255 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 241 others) 1,532 million yen * 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 332 million yen Investments and other assets Other (capital) 3 million yen * 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 150 million yen * 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -2,562 million yen * 6 Total number of shares in issue Common shares 94,775 thousand Number of Treasury shares held by the Company Common shares 6,376 thousand

Previous consolidated fiscal year (March 31, 2003)	Current consolidated fiscal year (March 31, 2004)
7 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 10,000 million yen Borrowed 7,000 million yen Balance 3,000 million yen	-----------------

(Consolidated Statements of income)

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
* 1 Principal items of selling expenses and general administrative expenses Freight 3,274 million yen Sales promotion expenses 1,748 million yen Salaries and bonuses 4,949 million yen Bonus reserves 463 million yen Retirement benefits 390 million yen Depreciation 2,078 million yen Fees and commissions 1,602 million yen Research and development expenses 3,237 million yen Consolidated adjustment account depreciation 77 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 3,662 million yen Sales promotion expenses 2,750 million yen Salaries and bonuses 5,660 million yen Retirement benefits 199 million yen Depreciation 1,876 million yen Fees and commissions 1,304 million yen Research and development expenses 3,254 million yen Consolidated adjustment account depreciation 75 million yen Addition to allowance for doubtful receivables 58 million yen
* 2 Total research and development expenses (general administrative expense) 3,237 million yen	* 2 Total research and development expenses (general administrative expense) 3,254 million yen
* 3 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 14 million yen Other(furniture and equipment) 0 million yen Total 14 million yen	* 3 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 215 million yen
* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 0 million yen	* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 10 million yen
* 5 Loss on disposal of fixed assets (breakdown) Buildings and structures 161 million yen Machinery, equipment and vehicles 202 million yen Other(furniture and equipment) 28 million yen Total 391 million yen	* 5 Loss on disposal of fixed assets (breakdown) Buildings and structures 91 million yen Machinery, equipment and vehicles 28 million yen Other(furniture and equipment) 19 million yen Total 139 million yen

(Consolidated Statement of Cash flows)

	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (April 1, 2003 to March 31, 2004)
1 Relation between end-of-term cash and cash equivalents and amounts stated on the consolidated balance sheets	Cash and deposits account 8,452 million yen Term deposits with terms in excess of three months -72 million yen Cash and cash equivalents balance at end of term 8,380 million yen	Cash and deposits account 15,968 million yen Term deposits with terms in excess of three months -3 million yen Cash and cash equivalents balance at end of term 15,965 million yen
2 Principal assets of newly acquired operations	Mori Seiki Hitech, Co., Ltd. (As of September 21, 2002) Current assets 88 million yen Fixed assets 2,511 million yen Total assets 2,600 million yen	----------

(Lease accounting)

	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

Lessee

1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,320	331	1,988
furniture and equipment	288	74	214
Software	8	8	0
Total	2,617	414	2,202

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,286	719	1,566
furniture and equipment	237	107	130
Total	2,524	827	1,696

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(2) Balance of remaining lease charges at the end of the term

	April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004
Less than one year	521 million yen	452 million yen
More than one year	1,681 million yen	1,244 million yen
Total	2,202 million yen	1,696 million yen

(Both years) The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(3) Equivalent of lease payments and depreciation

	April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004
Lease payments	346 million yen	453 million yen
Depreciation equivalent	346 million yen	453 million yen

(4) Calculation of depreciation equivalent

(Both years) Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

2 Operating leases

Remaining lease payments

	April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004
Less than one year	34 million yen	299 million yen
More than one year	16 million yen	955 million yen
Total	51 million yen	1,254 million yen

Marketable securities

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	2,872	2,974	102
Sub-total	2,872	2,974	102
Securities whose carrying value does not exceed their acquisition costs	1,755	1,723	-31
Sub-total	1,755	1,723	-31
Total	4,628	4,698	70

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	Amount of sale (million yen)	Profit on sale (million yen)	Loss on sale (million yen)
Other marketable securities	1,164	4	7

3 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	23

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Affiliated companies' stock	170

Current consolidated fiscal year (April 1, 2003 to March 31, 2004)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	3,420	5,986	2,565
Sub-total	3,420	5,986	2,565
Securities whose carrying value does not exceed their acquisition costs	—	—	—
Sub-total	—	—	—
Total	3,420	5,986	2,565

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	Amount of sale (million yen)	Profit on sale (million yen)	Loss on sale (million yen)
Other marketable securities	1,481	268	—

3 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	8

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	200
Affiliated companies' stock	132

Derivative Financial Instruments

1 Derivatives transactions

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (April 1, 2003 to March 31, 2004)
(1) Nature of transactions To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company applies hedge accounting within the scope of the needs arising from the underlying items hedged.	(1) Nature of transactions Unchanged
(2) Policy regarding the use of derivatives transactions. Derivatives transactions are limited to the scope of the needs arising from the underlying items hedged. Derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.	(2) Policy regarding the use of derivatives transactions Unchanged
(3) Purpose The Company is constantly exposed to the risk of fluctuation in foreign currency exchange rates in its normal operations. In the interests of stability and efficiency, it sees a need to minimize this risk and to create an environment in which it can concentrate on the issues facing its core business. The Company applies hedge accounting to its derivatives transactions.	(3) Purpose Unchanged
(1) Hedge accounting Deferred hedge accounting.	(1) Hedge accounting Unchanged
(2) Items to be hedged, and methodology Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	(2) Items to be hedged, and methodology Unchanged
(3) Hedging policy......Consolidated In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	(3) Hedging policy Unchanged
(4) Assessing effectiveness......The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	(4) Assessing effectiveness Unchanged
(4) Derivatives trading risks The Company utilizes derivates as hedges to reduce the inherent risk to its assets and liabilities. These transactions are not likely to have a major impact on the performance of the company. Derivatives trading is limited to highly credit-worthy financial institutions acting as counterparties, virtually eliminating counterparty default risk in the view of management.	(4) Derivatives trading risks Unchanged
(5) Risk management of derivatives transactions In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits, and the status of all open derivatives positions subject to approval by the director responsible. The Company's	(5) Risk management of derivatives transactions Unchanged

consolidated subsidiaries do not engage in derivatives transactions.	

2 Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	End of previous consolidated fiscal year (March 31, 2003)				End of current consolidated fiscal year (March 31, 2004)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)
Derivatives transactions	Hedge transactions								
	Sell:								
	U.S. dollars	2,891	—	2,830	60	1,213	—	1,228	15
	Euro	2,350	—	2,452	-101	5,471	-	5,577	106
	Pound sterling	-	—	-	-	551	—	570	19
	Australian dollars	-	—	-	-	91	—	95	4
Total		5,241	—	5,282	-40	7,328	-	7,472	144

Notes: 1 Calculation of market value

Foreign exchange hedges……Based on futures market pricing..

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed..

(Retirement benefits)

1 Overview of retirement benefit accounting

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

The Company on March 20, 2003 dissolved its employees' welfare Pension Fund Plan and implemented an employees' defined contribution pension plan. The effect of this change in the Company's retirement benefit plan has been accounted for under the accounting standard changes in retirement benefit plans.

Current consolidated fiscal year (April 1, 2003 to March 31, 2004)

The Company utilizes an employees' defined contribution pension plan.

2 Pension benefit obligation

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

Decrease in retirement benefit obligation	19,179 million yen
Decrease in plan assets	-16,572 million yen
Decrease in unrecognized actuarial loss	-1,291 million yen
Decrease in accrued retirement benefits	1,315 million yen

Current consolidated fiscal year (April 1, 2003 to March 31, 2004)

None

3 Retirement benefits (breakdown)

	Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (April 1, 2003 to March 31, 2004)
Service cost	923 million yen	-
Interest cost	533 million yen	-
Expected return on plan assets	-139 million yen	-
Net retirement benefit obligation at transition	-	-
Amortization of unrecognized actual loss	151 million yen	-
Contributions to defined benefit pension plan	-	547 million yen
Gain on change in a retirement benefit plan	-517 million yen	-
Retirement benefit expenses	951 million yen	547 million yen

4 Basis for calculation of pension benefit obligation

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

(1) Expected rate of return on plan assets: 1.0%

(2) Number of years over which the actual differences are expected:

10 years (determined by the straight-line method over a period which falls within the average remaining years of service of the employees participating in the plans and amortized commencing the year following the year in which the gain or loss was recognized.)

Current consolidated fiscal year (April 1, 2003 to March 31, 2004)

None

(Tax-effective accounting)

<table>
<tr><th></th><th colspan="2">Previous consolidated fiscal year
(March 31, 2003)</th><th colspan="2">Previous consolidated fiscal year
(March 31, 2004)</th></tr>
<tr><td rowspan="12">1 Principal causes of deferred income taxes and deferred tax liability</td><td colspan="2">(1) Current
Deferred tax assets</td><td colspan="2">(1) Current
Deferred tax assets</td></tr>
<tr><td>Bonus reserves</td><td>540 million yen</td><td>Inventories</td><td>33 million yen</td></tr>
<tr><td>Inventories</td><td>120 million yen</td><td>Allowance for doubtful receivables</td><td>38 million yen</td></tr>
<tr><td>Other</td><td>276 million yen</td><td>loss carried forward</td><td>104 million yen</td></tr>
<tr><td>Deferred income taxes Sub-total</td><td>937 million yen</td><td>Other</td><td>227 million yen</td></tr>
<tr><td>Appraisal reserve</td><td>-601 million yen</td><td>Deferred income taxes Sub-total</td><td>404 million yen</td></tr>
<tr><td>Deferred tax Total assets</td><td>335 million yen</td><td>Appraisal reserve</td><td>-51 million yen</td></tr>
<tr><td>Offset of deferred tax liability</td><td>-62 million yen</td><td>Deferred tax Total assets</td><td>352 million yen</td></tr>
<tr><td>Deferred tax assets, net</td><td>272 million yen</td><td></td><td></td></tr>
<tr><td colspan="2">Deferred tax liability</td><td colspan="2">Deferred tax liability</td></tr>
<tr><td>Undistributed earnings of overseas subsidiaries</td><td>202 million yen</td><td>Other</td><td>115 million yen</td></tr>
<tr><td></td><td></td><td>Deferred tax liability Total</td><td>115 million yen</td></tr>
</table>

	Other	112 million yen		
	Deferred tax liability Total	315 million yen		
	Offset of differed tax assets	-62 million yen		
	Deferred tax liability, net	252 million yen		
	(2) Non-current		(2) Non-current	
	Deferred tax assets		Deferred tax assets	
	Investments in securities appraisal loss	2,320 million yen	Investments in securities appraisal loss	1,048 million yen
	loss carried forward	6,661 million yen	loss carried forward	7,598 million yen
	Other	109 million yen	Other	71 million yen
	Deferred income taxes Sub-total	9,091 million yen	Deferred income taxes Sub-total	8,718 million yen
	Appraisal reserve	-8,881 million yen	Appraisal reserve	-8,509 million yen
	Total deferred tax assets	210 million yen	Total deferred tax assets	208 million yen
	Deferred tax liability offset	-140 million yen	Deferred tax liability offset	-203 million yen
	Net deferred tax assets	70 million yen	Net deferred tax assets	5 million yen
	Deferred tax liability		Deferred tax liability	
	Extraordinary disposal reserve	182 million yen	Extraordinary disposal reserve	124 million yen
	Asset reduction reserve	135 million yen	Asset reduction reserve	130 million yen
	Other marketable securities differential	28 million yen	Other marketable securities differential	1,038 million yen
	Other	161 million yen	Other	151 million yen
	Total deferred tax liability	507 million yen	Total deferred tax liability	1,444 million yen
	Deferred income taxes offset	-140 million yen	Deferred income taxes offset	-203 million yen
	Net deferred tax liability	367 million yen	Net deferred tax liability	1,241 million yen
	Deferred tax liability related to revaluation	1,824 million yen	Deferred tax liability related to revaluation	1,824 million yen

	Previous consolidated fiscal year (March 31, 2003)	Current consolidated fiscal year (March 31, 2004)	
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	Omitted as a loss before income taxes and minority interests was recorded.	Statutory tax rate	41.41%
		(adjustment)	
		Entertainment and other expenses not admissible as losses	2.21%
		Dividend income and other profits not admissible as losses	-1.14%
		Resident's tax equalization	5.45%
		Temporary differential related to investment in subsidiaries	3.79%
		Appraisal reserve	-13.48%
		Elimination of unrealized loss on inventories	-29.64%

		Other 2.55% Income tax rate after adjustment for tax-effective accounting 11.15%
	Previous consolidated fiscal year (March 31, 2003)	Current consolidated fiscal year (March 31, 2004)
3. Revision of deferred income taxes and deferred tax liability due to the tax statutory tax rate change	In accordance with a law on amendments to local tax laws, etc. announce on March 31, 2003, the Company and its domestic consolidated subsidiaries applied a statutory tax rate of 40.49% to the calculation of deferred tax assets and liabilities at March 31, 2003, which are expected to be reversed on April 1, 2004 and thereafter. The effect of this change in the statutory tax rate applied was to decrease non-current deferred tax assets (net of non-current deferred tax liabilities) and non-current deferred tax liabilities on the reverse for land evaluation at March 31, 2003 by ¥7 million and ¥41 million, respectively, and to decrease income-taxes for the year ended March 31, 2003 by ¥7 million, and to increase net unrealized holding gain on securities at March 31, 2003 by ¥0 million.	

(Segment information)

1. By business

As the machine tool business segment record more than 90% of the net sales of all business segments and of the total value of the total operating income of the business which recorded operating income, and of the total assets of all business segments, the disclosure of business segment information has been omitted.

2. By geographic region

Fiscal year 2003 (April 1, 2002 to March 31, 2003)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	33,684	13,522	16,035	622	63,863	—	63,863
(2) Intra-group sales Sales	25,637	567	400	289	26,895	(26,895)	—
Total	59,321	14,090	16,435	911	90,759	(26,895)	63,863
Operating expenses	61,799	14,952	16,946	1,069	94,767	(26,891)	67,876
Operating loss	2,477	862	510	157	4,008	(4)	4,012
□ Assets	97,685	12,706	15,801	1,369	127,563	(12,440)	115,122

Notes: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 11,514 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.

3 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea

Fiscal year 2003 (April 1, 2003 to March 31, 2004)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	48,438	17,470	19,983	1,664	87,557	—	87,557
(2) Intra-group sales Sales	27,353	475	405	552	28,787	(28,787)	—
Total	75,791	17,946	20,389	2,216	116,344	(28,787)	87,557
Operating expenses	73,141	18,611	20,622	2,251	114,627	(29,471)	85,156
Operating income (loss) (-)	2,650	-665	-232	-34	1,717	683	2,401
□ Assets	99,018	10,211	13,072	1,913	124,216	(2,050)	122,165

Notes: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 18,046 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.

3 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

3. Overseas sales

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)

	Americas	Europe	Asia and Oceania	Other	Total
Overseas sales (million yen)	14,915	17,923	3,213	691	36,742
□ Consolidated Sales (million yen)	—	—	—	—	63,863
Overseas sales as a percentage of total consolidated sales (%)	23.3	28.1	5.0	1.1	57.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea

Current consolidated fiscal year (April 1, 2003 to March 31, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,619	20,588	7,027	46,235
□ Consolidated Sales (million yen)	—	—	—	87,557
Overseas sales as a percentage of total consolidated sales (%)	21.3	23.5	8.0	52.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Dealings with related parties

Previous consolidated fiscal year (April 1, 2002 to March 31, 2003)	Current consolidated fiscal year (April 1, 2003 to March 31, 2004)
None	Unchanged

Production

(millions of yen)

Item	Previous fiscal year April 1, 2002 to March 31, 2003		Current fiscal year April 1, 2003 to March 31, 2004	
	Quantity	Value	Quantity	Value
Machining centers	1,621	27,716	1,895	37,540
CNC lathes	1,809	23,485	2,107	29,888
Multi-axis turning centers	152	5,986	224	8,109
Grinders	67	1,726	108	2,767
Total	3,649	58,914	4,334	78,305

Notes: 1. These figures are based on selling prices.
2. Parts are included in each product type.
3. Figures do not include consumption tax.

Sales

(millions of yen, %)

Item	Previous fiscal year April 1, 2002 to March 31, 2003			Current fiscal year April 1, 2003 to March 31, 2004		
	Quantity	Value	% of total	Quantity	Value	% of total
Machining centers	1,608	27,494	43.1	2,136	38,009	43.4
CNC lathes	1,728	22,433	35.1	2,406	30,657	35.0
Multi-axis turning centers	129	5,080	8.0	239	7,771	8.9
Grinders	58	1,478	2.3	96	2,210	2.5
Software	—	54	0.1	—	72	0.1
Parts	—	5,205	8.2	—	5,835	6.7
Servicing	—	1,223	1.9	—	1,879	2.1
Component processing	—	854	1.3	—	855	1.0
Other	—	38	0.0	—	265	0.3
Total	3,523	63,863	100.0	4,877	87,557	100.0

Note: These figures do not include consumption tax.

Summary of Non-consolidated Financial and Business Results for the Fiscal year 2003 (to March 31, 2004)

May 11, 2004

Company name	**Mori Seiki Co., Ltd.**
Code No.	6141 Tokyo and Osaka Stock Exchanges Head office location Nara Prefecture

(URL http://www.moriseiki.co.jp/)

Representative	Title	President
	Name	Masahiko Mori
Contact	Title	Accounting BU General Manager
	Name	Shigeaki Ushio (TEL:0743-53-1143)
Resolution of the Board of Directors		May11, 2004 Share unit: 100 shares
Date of Annual Shareholders' Meeting		June 25, 2004

1. Non-consolidated business results for fiscal year 2003 (April 1, 2003 to March 31, 2004)

(1) Business results Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2003	72,787	32.2	1,336	-	2,138	-
Fiscal year 2002	55,072	1.4	-2,790	-	-2,222	-

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2003	1,000	-	10. 47	-	1.2	1.8	2.9
Fiscal year 2002	-5,349	-	-59. 67	-	-6.2	-2.1	-4.0

(1) Average number of shares in issue — Fiscal year 2003: 88,906,352; Fiscal year 2002: 89,650,964

(2) Changes in accounting procedure — None

(3) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

(2) Dividends

	Annual dividends per share	Interim	Year end	Dividends Annual	Payout ratio	Shareholders' equity
	yen	yen	yen	million yen	%	%
Fiscal year 2003	10 00	0. 00	10. 00	883	88.3	1.1
Fiscal year 2002	5 00	0. 00	5. 00	445	-	0.5

Note: Fiscal year 2003 Year end Dividends (breakdown) commemorative dividend zero, special dividend zero

(3) Balance sheet position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Fiscal year 2003	116,518	84,051	72.1	950. 82
Fiscal year 2002	107,407	82,489	76.8	926. 26

Note:	(1) Year end Number of shares outstanding	Fiscal year 2003	88,398,452
		Fiscal year 2002	89,057,339
	(2) Year end Treasury stock	Fiscal year 2003	6,376,975
		Fiscal year 2002	5,718,088

2. Fiscal year 2004 forecasts (April 1, 2004 to March 31, 2005)

	Net sales	Ordinary income	Net income	Annual dividends per share		
				Interim	Year end	
	million yen	million yen	million yen	yen	yen	yen
Interim	42,500	1,900	1,750	0. 00	-	-
Full year	85,000	3,800	3,500	-	15. 0	15. 0

Reference: Forecast net income per share: 39.59 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 10 of the attached materials.

Balance sheets for the years ending March 31, 2003 and 2004

		Previous fiscal year (March 31, 2003)			Current fiscal year (March 31, 2004)			Change	
		Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)	
Assets									
I Current Assets									
1 Cash and deposits			5,741			12,790			
2 Notes receivable			257			617			
3 Accounts receivable			18,490			18,809			
4 Merchandise			53			27			
5 Finished goods			2,502			1,498			
6 Raw materials			4,663			5,898			
7 Work-in-process			3,580			3,707			
8 Supplies			120			81			
9 Deferred income taxes			62			51			
10 Consumption tax receivable			348			99			
11 Other accounts receivable			-			1,425			
12 Short-term loans			5,160			1,474			
13 Other			973			932			
14 Allowance for doubtful receivables			-117			-153			
Total current assets			41,838	38.9		47,260	40.6		5,422
II Fixed assets									
1 Property, plant and equipment									
(1) Buildings			20,863			21,050			
(2) Structures			908			1,116			
(3) Machinery and equipment			7,015			6,187			
(4) Vehicles			9			33			
(5) furniture and equipment			1,608			1,942			
(6) Land			18,136			18,313			
(7) Construction in progress			619			305			
Total property, plant and equipment			49,160	45.8		48,948	42.0		-211
2 Intangible fixed assets									
(1) Goodwill			-			1,600			
(2) Software			903			992			
(3) Software in progress			58			419			
(4) Telephone rights			19			19			
Total intangible fixed assets			981	0.9		3,032	2.6		2,050
3 Investments and other assets									
(1) Investments in securities			4,722			5,995			
(2) Shares in affiliate companies			7,834			8,230			
(3) Investments in affiliate companies			2,707			2,707			
(4) Doubtful and other investments			-			41			
(5) Long-term prepaid expenses			11			180			
(6) Other			151			163			
(7) Allowance for doubtful receivables			-			-41			
Total investments and other assets			15,427	14.4		17,277	14.8		1,850
Total fixed assets			65,569	61.1		69,258	59.4		3,688
Total assets			107,407	100.0		116,518	100.0		9,111

		Previous fiscal year (March 31, 2003)			Current fiscal year (March 31, 2004)			Change (B-A)
		Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)
Liabilities								
I Current liabilities								
1 Accounts payable			5,480			5,415		
2 Short-term bank loans			7,000			-		
3 Current portion of long-term debt			-			2,500		
4 Current portion of convertible dept			5,075			-		
5 Other accounts payable			3,155			2,944		
6 Accrued expenses			361			443		
7 Accrued income taxes			134			134		
8 Advances received			356			438		
9 Deposits received			63			176		
10 bonus reserves			1,224			-		
11 Other			37			—		
Total current liabilities			22,887	21.3		12,052	10.4	-10,834
II Long-term liabilities								
1 Long-term dept			-			17,500		
2 Deferred income taxes			205			1,090		
3 Deferred income taxes on reserve for land revaluation			1,824			1,824		
Total long-term liabilities			2,030	1.9		20,414	17.5	18,384
Total liabilities			24,917	23.2		32,467	27.9	7,549
Shareholders' equity								
I Common stock			28,190	26.2		28,190	24.2	—
II Capital surplus								
1 Capital reserve			40,931			40,931		
2 Other Capital surplus								
Gain on disposal of Treasury stock			-			—		
Total capital surplus			40,931	38.1		40,931	35.1	-
III Retained earnings								
1 Legal reserve			2,650			2,650		
2 General reserve								
(1) Extraordinary disposal reserve		462			267			
(2) Asset reduction reserve		203			198			
(3) Other reserve		33,800	34,465		27,700	28,166		
3 Unappropriated retained earnings			-5,186			1,668		
Total retained earnings			31,929	29.8		32,485	27.9	555
IV Reserve for land revaluation			-13,575	-12.6		-13,575	-11.7	-
V Net unrealized holding gain on securities			41	0.0		1,526	1.3	1,484
VI Treasury stock			-5,027	-4.7		-5,506	-4.7	-478
Total shareholders' equity			82,489	76.8		84,051	72.1	1,561

Total liabilities and shareholders' equity			107,407	100.0		116,518	100.0		9,111

Statements of income for the years ending March 31, 2004 and 2005

		Previous fiscal year (April 1, 2002 to March 31, 2003)			Current fiscal year (April 1, 2003 to March 31, 2004)			Change (B-A)	
		Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)	
I Net sales			55,072	100.0		72,787	100.0		17,715
II Cost of sales			42,561	77.3		53,554	73.6		10,992
Gross profit			12,510	22.7		19,233	26.4		6,722
III Selling, general and administrative expenses			15,300	27.8		17,896	24.6		2,595
Operating income			-2,790	-5.1		1,336	1.8		4,127
IV Non-operating income									
1 Interest income		59			53				
2 Dividend income		54			1,105				
3 Foreign exchange gain		580			—				
4 Rental income		-			—				
5 Other		61	756	1.4	43	1,201	1.7		445
V Non-operating expenses									
1 Interest expense		-			62				
2 Interest on bonds		34			16				
3 Foreign exchange loss		-			243				
4 Fees and commissions		55			73				
5 Other		98	189	0.3	4	400	0.6		211
Ordinary income			-2,222	-4.0		2,138	2.9		4,361
VI Extraordinary income									
1 Gain on sale of fixed assets		0			31				
2 Gain on sale of investments in securities		4			268				
3 Other		517	522	0.9	-	300	0.4		-221
VII Extraordinary expenses									
1 Loss on sale of fixed assets		0			8				
2 Loss on disposal of fixed assets		390			135				
3 Loss on devaluation of investments in securities		1,214			9				
4 Loss on devaluation of shares in affiliate companies		636			37				
5 Loss on liquidation of affiliate companies		-			141				
6 Retirement benefits paid to directors and statutory auditors		-			1,177				
7 Other		38	2,281	4.1	-	1,510	2.0		-771
Income before income taxes			-3,982	-7.2		928	1.3		4,910
Income taxes		40		0.1	42				
Corporation tax adjustment		1,327	1,367	2.5	-114	-72	-0.1		-1,441
Net income			-5,349	-9.7		1,000	1.4		6,350
Unappropriated retained earnings brought forward			162			667			504
Reversal of reserve for land revaluation			-			—			
Unappropriated retained earnings			-5,186			1,668			6,855

Proposed Appropriation of Unappropriated Retained Earnings for the years ending March 31, 2004 and 2005

		Previous fiscal year (June 25, 2004)		Current fiscal year (June 29, 2004)		Change	
		Amount	(million yen)	Amount	(million yen)	Amount	(million yen)
I Unappropriated retained earnings			-5,186		1,668		6,855
II General reserve reversal							
1 Extraordinary disposal reserve reversal		195		84			
2 Asset reduction reserve reversal		4		7			
3 Other reserve reversal		6,100	6,299	2,100	2,191		-4,108
Total			1,113		3,860		2,747
III Appropriated earnings							
1 Dividends		445		883			
2 Directors' bonuses (Bonuses to statutory auditors)		- (-)		69 (10)			
3 General reserve							
Other reserve		—	445	—	953		508
IV Unappropriated retained earnings carried forward			667		2,907		2,239

Note: Dividends per share: Previous term 5.0 yen, current term 10.0 yen.

Important accounting policies

1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value
3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method
4 Depreciation of fixed assets (1) Property, plant and equipment	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years

	Machinery and equipment 2 to 17 years
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).
5 Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
6. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
7 hedge accounting (1) hedge accounting methodology	Deferred hedge accounting.
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
8 Other significant issues (1) Consumption tax	Sales are included net of consumption tax.

Changes in presentation

(Balance sheets)
'Other accounts receivable', shown until the previous term as a part of 'Other Current Assets', are now shown separately as an item in Current assets, as they represent more than 1% of assets. 'Other accounts receivable' in the previous term totaled 241 million yen.

Additional information

(Bonus reserves)
The Company conventionally established a reserve for the payment of bonuses to employees on the basis of estimated payments. In line with the adoption of a target management system for employees during the current fiscal year, and the introduction of an evaluation system linked to this, the compensation system was revised and the period to which bonus payments are applied was changed. As a result, the period to which bonus payments apply now aligns with the Company's fiscal year, and the date of bonus payment now falls within the fiscal year to which it applies. This eliminates the need for the reserve.

Notes

Balance sheets

Previous fiscal year (March 31, 2003)		Current fiscal year (March 31, 2004)	
* 1 Cumulative depreciation of property, plant and equipment	58,546 million yen	* 1 Cumulative depreciation of property, plant and equipment	61,479 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 241 others)	890 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 241 others)	1,532 million yen

Previous fiscal year (March 31, 2003)	Current fiscal year (March 31, 2004)
* 3 Number of authorized shares — Common stock 157,550 thousand * 4 Total number of shares in issue — Common stock 94,775 thousand Number of Treasury shares held by the Company — Common stock 5,718 thousand * 5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 11,412 million yen Short-term loans 5,160 million yen Other accounts receivable - million yen * 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -931 million yen 7 Dividend restrictions Net assets increased 41 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.	* 3 Number of authorized shares — Common stock 157,550 thousand * 4 Total number of shares in issue — Common stock 94,775 thousand Number of Treasury shares held by the Company — Common stock 6,376 thousand * 5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 7,708 million yen Short-term loans 1,474 million yen Other accounts receivable 1,424 million yen * 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -2,562 million yen 7 Dividend restrictions Net assets increased 1,526 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.
8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed 7,000 million yen Balance 3,000 million yen	8 -------

(Additional information for the statement of income)

Previous fiscal year (April 1, 2002 to March 31, 2003)	Previous fiscal year (April 1, 2003 to March 31, 2004)
* 1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 26,388 million yen Dividend income - million yen	* 1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 27,072 million yen Dividend income 1,056 million yen
* 2 The major items of selling expenses and general administrative expenses are detailed below. Freight 2,856 million yen Operational commissions 724 million yen Sales commissions 540 million yen Sales promotion expenses 1,018 million yen Salaries and bonuses 2,320 million yen Bonus reserves 324 million yen Retirement benefits 387 million yen Depreciation 619 million yen Fees and commissions 1,042 million yen Research and development expenses 2,982 million yen Addition to allowance for doubtful receivables 64 million yen	* 2 The major items of selling expenses and general administrative expenses are detailed below. Freight 3,196 million yen Operational commissions 826 million yen Sales commissions 720 million yen Sales promotion expenses 1,992 million yen Salaries and bonuses 3,051 million yen Retirement benefits 193 million yen Depreciation 1,059 million yen Fees and commissions 1,092 million yen Research and development expenses 3,004 million yen Addition to allowance for doubtful receivables 36 million yen
* 3 Total research and development expenses (general administrative expense) 2,982 million yen	* 3 Total research and development expenses (general administrative expense) 3,004 million yen
* 4 Gain on sale of fixed assets (breakdown) Machinery and equipment 0 million yen	* 4 Gain on sale of fixed assets (breakdown) Machinery and equipment 31 million yen
* 5 Loss on sale of fixed assets (breakdown) Machinery and equipment 0 million yen	* 5 Loss on sale of fixed assets (breakdown) Machinery and equipment 8 million yen
* 6 Loss on disposal of fixed assets (breakdown) Buildings 161 million yen Structures 189 million yen Machinery and equipment 11 million yen Furniture and equipment 27 million yen Total 390 million yen	* 6 Loss on disposal of fixed assets (breakdown) Buildings 84 million yen Structures 5 million yen Machinery and equipment 28 million yen Furniture and equipment 17 million yen Total 135 million yen

(Lease accounting)

	Previous fiscal year (April 1, 2002 to March 31, 2003)	Current fiscal year (April 1, 2003 to March 31, 2004)
Lessee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		
(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term	(see table A below)	(see table B below)
	The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Unchanged
(2) Balance of remaining lease charges at the end of the term	Less than one year 373 million yen More than one year 1,501 million yen Total 1,875 million yen	Less than one year 435 million yen More than one year 1,191 million yen Total 1,627 million yen
	The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Unchanged
(3) Equivalent of lease payments and depreciation	Lease payments 284 million yen Depreciation equivalent 284 million yen	Lease payments 438 million yen Depreciation equivalent 438 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
2 Operating leases Remaining lease payments	Less than one year 30 million yen More than one year 10 million yen Total 41 million yen	Less than one year 297 million yen More than one year 951 million yen Total 1,248 million yen

Table A (Previous fiscal year):

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	2,057	278	1,779
Vehicles	30	19	10
furniture and equipment	128	43	84
Total	2,216	341	1,875

Table B (Current fiscal year):

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	2,201	688	1,512
Vehicles	46	25	21
furniture and equipment	183	89	93
Total	2,430	803	1,627

Marketable securities

Previous fiscal year (March 31, 2003)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Current fiscal year (March 31, 2004)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

(Tax-effective accounting)

	Previous fiscal year (March 31, 2003)	Current fiscal year (March 31, 2004)
1 Principal causes of deferred income taxes and deferred tax liability (breakdown)	(1) Current Deferred tax assets Inventories 439 million yen Allowance for doubtful receivables 120 million yen Other 13 million yen Deferred income taxes Sub-total 573 million yen Appraisal reserve -510 million yen Deferred tax Total assets 62 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 182 million yen Asset reduction reserve 135 million yen Other marketable securities Appraisal reserve 28 million yen Total deferred tax liability 345 million yen Deferred tax assets Investments in securities appraisal loss 2,320 million yen loss carried forward 6,537 million yen Other 103 million yen Deferred tax assets Sub-total 8,962 million yen Appraisal reserve -8,821 million yen Total deferred tax assets 140 million yen Net deferred tax liability 205 million yen Deferred tax liability related to revaluation 1,824 million yen	(1) Current Deferred tax assets Inventories 33 million yen Allowance for doubtful receivables 36 million yen Other 33 million yen Deferred income taxes Sub-total 103 million yen Appraisal reserve -51 million yen Deferred tax Total assets 51 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 124 million yen Asset reduction reserve 130 million yen Other marketable securities Appraisal reserve 1,038 million yen Total deferred tax liability 1,293 million yen Deferred tax assets Investments in securities appraisal loss 1,048 million yen Shares in affiliate companies appraisal loss 298 million yen loss carried forward 7,506 million yen Other 66 million yen Deferred tax assets Sub-total 8,919 million yen Appraisal reserve -8,716 million yen Total deferred tax assets 203 million yen Net deferred tax liability 1,090 million yen Deferred tax liability related to revaluation 1,824 million yen
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	Omitted as a loss before income taxes and minority interests was recorded.	statutory tax rate 41.41% (adjustment) Entertainment and other expenses not admissible as losses 1.37% Dividend income and other profits not admissible as losses -1.01% Resident's tax equalization 4.56% Temporary differential related to investment in subsidiaries -54.83%

		Appraisal reserve 0.72% Elimination of unrealized loss on inventories -7.78%
	Previous consolidated fiscal year (March 31, 2003)	Current consolidated fiscal year (March 31, 2004)
3. Revision of deferred income taxes and deferred tax liability due to the tax statutory tax rate change	In accordance with a law on amendments to local tax laws, etc. announce on March 31, 2003, the Company and its domestic consolidated subsidiaries applied a statutory tax rate of 40.49% to the calculation of deferred tax assets and liabilities at March 31, 2003, which are expected to be reversed on April 1, 2004 and thereafter. The effect of this change in the statutory tax rate applied was to decrease non-current deferred tax assets (net of non-current deferred tax liabilities) and non-current deferred tax liabilities on the reverse for land evaluation at March 31, 2003 by ¥7 million and ¥41 million, respectively, and to decrease income-taxes for the year ended March 31, 2003 by ¥7 million, and to increase net unrealized holding gain on securities at March 31, 2003 by ¥0 million.	

Changes in Director

(1) Change in Representative Director

None

(2) Other changes (planned for June 25, 2004)

Promotions Director

Senior Executive Managing Director	Hiroshi Mizuguchi	(Currently Managing Director, Development & Manufacturing HQ Executive Officer (Manufacturing))
Managing Director	Hiraku Nakata	(Currently Director, Service & Parts Division General Manager)
Managing Director	Koji Okura	(Currently Director, Sales & Marketing HQ Executive Office rand Planning Division, Asia Pacific and New Regions General Manager)

New Director candidate

Director	Takahiro Kobi	(Currently Development & Manufacturing HQ Deputy Executive Officer and Quality HQ General Manager)
Director	Hidefumi Shirotori	(Currently Development & Manufacturing HQ Deputy Executive Officer and Solution Center General Manager)

Scheduled retirements

Managing Director	Tadashi Saito	(To be appointed as Advisor)
Director	Yoshinori Yamaguchi	(To be appointed as Advisor)
Director	Yoshimi Ota	(To be appointed as Advisor)
Director	Hiroshi Yonetani	(To be appointed as Advisor)

Consolidated Financial Results for the First Quarter of Fiscal year 2004 (Ending March 31, 2005)

August 6 2004

Company name: Mori Seiki Co., Ltd. (Code number 6141, Tokyo and Osaka Stock Exchanges First Section)

(URL http://www.moriseiki.co.jp/)

Representative: President Masahiko Mori

Contact person: / Name Accounting Dept. General Manager Shigeaki Ushio

(TEL: 0743−53−1143)

1. Notes for the quarterly financial information
   (1) Simplified accounting method adopted: None
   (2) Changes in accounting methods since the end of the last consolidated fiscal year: None
   (3) Changes in scope of consolidation and application of equity method: Yes
      Consolidated subsidiaries (increase) - (decrease) 2
      Equity method companies (increase) - (decrease) -

2. Highlight of the first quarter of Fiscal year 2004 (April 1, 2004 to June 30, 2004)
   (1) Consolidated financial results (Unaudited) (Millions of yen)

(millions of yen, fractions not shown)

	Sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year 2004 first quarter	21,790	17.4	704	—	782	—	348	—
Fiscal year 2003 first quarter	18,554	—		—		—		—
Reference: Fiscal year 2003	87,557	—	2,401		1,850		712	

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year 2004 first quarter	3.94	—
Fiscal year 2003 first quarter	—	—
Reference: Fiscal year 2003	7.23	—

Notes: 1. Percent change in sales is the change from the first quarter of fiscal year 2003.
2. Figures are unaudited.

Qualitative information on consolidated business performance

The Japanese economy in the first quarter saw improvements in consumer spending and the labor market, corporate earnings increased on expanding exports, and capital investment was robust.

The machine tool industry experienced strong demand in the first quarter driven by robust capital spending, particularly in the domestic auto, construction machinery, and hydraulic equipment industries. Also, demand began to emerge from small and medium-sized manufacturers, which have begun to replace old equipment installed around 1990. We expect the domestic economic recovery to remain on course through year-end, although the growth rate may slow somewhat. The Asian economy remains strong, particularly in south China, and economic recoveries are building strength in the US and Europe.

In this environment, first-quarter sales increased 17.4% over the same period of the previous fiscal year, to 21,790 million yen, and the Company booked operating income of 704 million yen.

(2) Change in consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	million yen	million yen	%	yen
Fiscal year 2004 first quarter	131,762	91,735	69.6	1,037 78
Fiscal year 2003 first quarter	—	—	—	—
Reference: Fiscal year 2003	122,165	86,911	71.1	982 40

Note: Figures are unaudited.

Qualitative information regarding the consolidated financial position

Total assets increased 788 million yen, and shareholders' equity declined 310 million yen, over the end of the previous fiscal year.

Despite a 2,196 million yen decline in cash and deposits, and a 2,593 million yen decline in notes and accounts receivable, total assets increased due to a 3,906 million yen increase in inventory assets, and a 1,030 million yen increase in construction in progress. Shareholders' equity declined mainly due to a 588 million yen decline in retained earnings.

3. Consolidated earnings forecasts, fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Sales	Ordinary income	Net income	Earnings per share
	million yen	million yen	million yen	
Interim	50,000	2,300	1,900	21.49
Full year	105,000	5,300	4,800	54.30

Qualitative information regarding earnings forecasts

We raise our interim and full-year forecasts that we released on May 11, 2004.

We raise our forecasts primarily because the NL series of numerically controlled lathes that we released in June 2004 have been selling better than we initially expected, as we captured orders for 250 units in the first quarter.

Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

Reference

1. Quarterly Consolidated Balance Sheets

	Current Quarter End of first quarter Fiscal year 2004			Reference: Fiscal year 2003 (to March 31, 2004)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits		13,771			15,968	
2 Notes and accounts receivable		17,758			20,352	
3 Inventories		21,527			17,621	
4 Deferred income taxes		277			352	
5 Uncollected consumption tax		235			99	
6 Other		2,200			1,375	
7 Allowance for doubtful receivables		-236			-193	
Current Total assets		55,535	45.2		55,575	45.5
II Fixed assets						
1 Tangible fixed assets						
(1) Buildings and structures		25,855			25,668	
(2) Machinery, equipment and vehicles		6,555			7,013	
(3) Land		20;874			20,886	
(4) Construction in progress		1,661			630	
(5) Other		2,280			2,362	
Total tangible fixed assets		57,227	46.5		56,561	46.3
2 Intangible fixed assets		3,170	2.6		3,268	2.7
3 Investments and other assets						
(1) Investments in securities		6,614			6,327	
(2) Long-term prepaid expenses		169			188	
(3) Deferred income taxes		5			5	
(4) Other		272			280	
(5) Allowance for doubtful receivables		-41			-41	
Total investments and other assets		7,021	5.7		6,760	5.5
Total fixed assets		67,418	54.8		66,589	54.5
Total assets		122,953	100.0		122,165	100.0

	Current Quarter End of first quarter Fiscal year 2004		Reference: Fiscal year 2003 (to March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities				
I Current liabilities				
1 Accounts payable	6,977		6,466	
2 Current portion of long-term debt	2,584		2,584	
3 Unpaid interest expenses	3,311		3,373	
4 Unpaid expenses	636		545	
5 Accrued income taxes	278		359	
6 Unpaid consumption tax	12		42	
7 Deferred tax liability	115		115	
8 Other	1,531		848	
Total current liabilities	15,448	12.6	14,336	11.7
II Long-term liabilities				
1 Long-term borrowing	17,771		17,792	
2 Deferred tax liability	1,232		1,241	
3 Deferred tax liability on land revaluation	1,824		1,824	
Total long-term liabilities	20,827	16.9	20,857	17.1
Total liabilities	36,275	29.5	35,194	28.8
(Minority interests)				
Minority interests	76	0.1	59	0.1
Capital				
I Capital	28,190	22.9	28,190	23.1
II Capital surplus	40,931	33.3	40,931	33.5
III Retained earnings	37,620	30.6	38,208	31.3
IV Reserve for land revaluation	-13,569	-11.0	-13,575	-11.1
V Net unrealized holding gain on securities	1,515	1.2	1,526	1.2
VI Foreign currency statements translation adjustments	-2,579	-2.1	-2,862	-2.4
VII Treasury stock	-5,507	-4.5	-5,506	-4.5
Total capital	86,601	70.4	86,911	71.1
Total liabilities, minority interests and shareholders' equity	122,953	100.0	122,165	100.0

2. Quarterly Consolidated Statements of Income

	Current Quarter End of first quarter Fiscal year 2004			Reference: Fiscal year 2003 (to March 31, 2004)		
	Amount (million yen)		Amount (million yen)	Percentage of total (%)		% of total (%)
I Sales		21,790	100.0		87,557	100.0
II Cost of sales		14,562	66.8		60,424	69.0
Gross profit		7,227	33.2		27,132	31.0
III Selling, general and administrative expenses		6,523	29.9		24,731	28.3
Operating income		704	3.3		2,401	2.7
IV Non-operating income						
1 Interest income	5			29		
2 Dividend income	22			48		
3 Foreign exchange gain	61			—		
4 Other	46	135	0.6	174	252	0.3
V Non-operating expenses						
1 Interest paid	34			102		
2 Foreign exchange loss	—			261		
3 Fees and commissions	15			273		
4 Other	8	57	0.3	165	803	0.9
Ordinary income		782	3.6		1,850	2.1
VI Extraordinary income						
1 Gain on sale of fixed assets	3			215		
2 Gain on sale of investment securities	—			268		
3 Gain on return of allowance for doubtful receivables	5	9	0.0	—	484	0.5
VII Extraordinary expenses						
1 Loss on sale of fixed assets	26			10		
2 Loss on disposal of fixed assets	15			139		
3 Loss on disposal of Inventories	—			29		
4 Shares in affiliate companies appraisal loss	—			46		
5 Retirement benefits paid to directors and statutory auditors	369			1,177		
6 Other	—	412	1.9	107	1,512	1.7
Net income before taxes		379	1.7		821	0.9
Taxes	11			190		
Corporation tax adjustment	1	12	0.0	-98	91	0.1
Minority interests in net income		-18	-0.1		-17	-0.0
Net income		348	1.6		712	0.8

3. Quarterly Consolidated Statement of Retained Earnings

	Current Quarter End of first quarter Fiscal year 2004		Reference: Fiscal year 2003 (to March 31, 2004)	
	Amount (million yen)		Amount (million yen)	
(Capital surplus)				
I Capital surplus at start of period		40,931		40,931
II Capital surplus at end of quarter (full year)		40,931		40,931
(Retained earnings)				
I Retained earnings at start of period		38,208		37,919
II Increase in retained earnings				
1 Increase in retained earnings due to change in scope of consolidated group	23		21	
2 Net income	348	371	712	733
III Decline in retained earnings				
1 Dividends	883		445	
2 Directors' bonuses	69		—	
3 Reversal of reserve for land revaluation	6	959	—	445
IV Retained earnings at end of quarter (full year)		37,620		38,208

(Segment information)
By geographic region
Current Quarter End of first quarter Fiscal year 2004

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties Sales	13,346	4,057	4,063	323	21,790	—	21,790
(2) Intra-group sales Sales	7,831	257	88	139	8,317	(8,317)	—
Total	21,178	4,314	4,151	463	30,108	(8,317)	21,790
Operating expenses	19,849	4,459	4,360	477	29,146	(8,060)	21,085
Operating income (loss) (-)	1,329	-144	-208	-14	961	(256)	704

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania.................Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Fiscal year 2003 (April 1, 2004 to March 31, 2004)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	48,438	17,470	19,983	1,664	87,557	—	87,557
(2) Intra-group sales	27,353	475	405	552	28,787	(28,287)	—
Total sales	75,791	17,946	20,389	2,216	116,344	(28,287)	87,557
Operating expenses	73,141	18,611	20,622	2,251	114,627	(29,471)	85,156
Operating income (loss) (-)	2,650	-665	-232	-34	1,717	683	2,401

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania.................Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Overseas sales

Current Quarter End of first quarter Fiscal year 2004

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	4,544	4,103	1,328	9,977
Consolidated Sales (million yen)	—	—	—	21,790
Overseas sales as a percentage of total consolidated sales (%)	20.9	18.8	6.1	45.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas.....................United States , Brazil , Canada , Argentina ,Venezuela , Mexico

Europe.........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey,

Asia and Oceania............Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia,

Fiscal year 2003 (April 1, 2004 to March 31, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,619	20,588	7,027	46,235
Consolidated Sales (million yen)	—	—	—	87,557
Overseas sales as a percentage of total consolidated sales (%)	21.3	23.5	8.0	52.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..................United States , Brazil , Canada , Argentina ,Venezuela , Mexico

Europe.....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia and Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Summary of Interim Consolidated Financial and Business Results for the First Half of the Year Ended March 2005

November 4, 2004

Company name	Mori Seiki Co., Ltd.	Stock Exchange Listings	Tokyo, Osaka
Code number	6141	Headquarters Location	
(URL http://www.moriseiki.co.jp)		Aichi Prefecture	
Representative	President		
Name	Masahiko Mori		
Contact (title)	Accounting Dept. General Manager		
Name	Shigeaki Ushio	TEL (052) 587-1835	

Date of interim meeting of Board of Directors: November 4, 2004

Use of US GAAP No

Consolidated Business Results (April 1, 2004 to September 30, 2004)

(1) Consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2004	53,311	34.2	3,101	278.9	3,165	379.7
First six months of FY2003	39,718	58.6	818	–	659	–
Year ended March 2004	87,557		2,401		1,850	

	Net income		Net income per share	Diluted net income per share
	millions of yen	%	yen	yen
First six months of FY2004	2,574	–	29.13	–
First six months of FY2003	△ 676	–	△ 7.60	–
Year ended March 2004	712		7.23	–

Notes: 1) Equity-method income: First six months of FY2004: zero, first six months of FY2003: zero, year ended March 2004: zero

2) Average number of shares outstanding: First six months of FY2004: 88,397,819, first six months of FY2003: 89,097,234, year ended March 2004: 88,906,352

3) Changes in accounting policy None

The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2004	125,813	89,248	70.9	1,009.63
First six months of FY2003	119,683	85,463	71.4	961.50
Year ended March 2004	122,165	86,911	71.1	982.40

Note: Number of shares outstanding at end of September 2004: 88,397,137, September 2003: 88,886,079, March 2004: 88,398,452

(3) Consolidated cash flows

	Cash flow from operations	Cash flow from investment activities	Cash flow from financing	Balance of cash and equivalents at end of term
	millions of yen	millions of yen	millions of yen	millions of yen
First six months of FY2004	△ 132	△ 3,376	△ 927	10,930
First six months of FY2003	1,924	△ 1,952	7,342	15,444
Year ended March 2004	4,469	△ 3,596	6,923	15,965

(4) Consolidated subsidiaries and affiliates accounted under the equity method

Consolidated subsidiaries: 25 Affiliates not accounted under the equity method: none Affiliates accounted under the equity method: none

(5) Changes in number of consolidated subsidiaries and affiliates accounted under the equity method

Consolidated subsidiaries: 1 added, 2 removed affiliates accounted under the equity method: none added, none removed

Forecasts for the year April 1, 2004 to March 31, 2005

	Sales	Ordinary income	Net income
	millions of yen	millions of yen	millions of yen
Year ended March 2005	116,000	10,500	9,700

Reference: net income per share 109.73 yen

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

Please refer to page 10 of the attached materials.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 30 consolidated subsidiaries, and 5 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S.

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

○: Consolidated subsidiaries

* Non-consolidated subsidiaries

◇: Equity-method affiliates

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

Mori Seiki MÜNCHEN G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Precision, Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Non-equity method affiliates

Diagnosis, planning, design, and sale of machine tools and industrial robots

United Manufacturing Solutions Ltd. and four others

Notes: 1. Mori Seiki Precision ceased operations on December 15, 2002.

2. Mori Seiki Machine Sales ceased operations on March 31, 2004.

3. Mori Seiki Hitech has changed its name to Mori Seiki Kosan on July 1, 2004.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We determine the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness. Therefore internal reserves are ultimately used to improve our group's future earnings, enabling enhanced returns to shareholders in the future.

As we previously announced, our Board of Directors resolved to buy back stock, up to 4 million shares or 4 billion yen worth, in the period from October 8, 2004 to March 31, 2005.

3. Target performance indicators

Our group aims to build a solid corporate structure, and become the number one company in the global machine tool industry, in order to cope with the rapidly changing business and market environment. We believe that improving our profit margins is essential to achieving this. We target an operating income margin (consolidated operating income to sales) of more than 10%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

Our group aims to improve the productivity and efficiency of our global customers by providing them with the latest and highest-quality products based on precision production technology, and offering rapid-response sales and service. We intend through these efforts to become the top global maker of machine tools. Below are some specific priorities.

(1) Improve product quality

Improving product and service quality is our group's main priority in Fiscal 2004 as we understand that this helps us build a relationship of trust with customers, and improves our brand image. Our goal in Fiscal 2004 is to provide the highest quality products to our customers to ensure their true satisfaction, and to take pride and responsibility in doing so by implementing rapid corrective measures when necessary. The group aims for each division to achieve concrete targets.

(2) Bolster production capacity

We will work to boost monthly production capacity from 600 units to 800 units to enable a more rapid response to changing business conditions, and to shorten lead time for our customers. We will include details of this plan in our medium-term business plan, which we are currently formulating, for the three-year period starting Fiscal 2005. We plan to establish new production facilities for mold parts, and heat-treatment facilities for sintering, at our Iga Campus in Iga (Mie Prefecture) in 2005. We are also expanding our Chiba plant (in Funabashi, Chiba Prefecture) by 20% to increase assembly capacity.

(3) Develop and launch new products

Sales of our numerically-controlled NL series of lathes, launched in June 2004, have been trending above plan. Over the next year, we plan to launch the NX series, a modular processing system, the NT series, an integrated processing machine, and the DURA series of low-cost lathes and machining centers, to promote our technical strength on a global basis.

(4) Move headquarters to Nagoya

We plan to move our headquarters from Yamato Koriyama, Nara Prefecture, to Nagoya, Aichi Prefecture, on October 1, 2004. We believe this will give us greater access to the largest domestic machine tool market: the Chubu region of Japan. The new headquarters will be equally accessible, in terms of travel time, to our Nara, Iga, and Chiba manufacturing and development facilities, which should enable more balanced nationwide operations, and the ability to attract talent from across Japan.

(5) Strengthen overseas sales and service structure

Our medium-term challenges are to ensure the direct-sales structure we set up in the Americas and Europe in 2003 takes root, and strengthen our sales structure in fast-growing Asia to increase our market share there. In 2005, we will establish a 24-hour service center in Chicago to handle all U.S. technical-related customer service calls, previously received separately by each sales branch. In Japan, we have already established 24-hour, year-round service centers in Iga and Chiba to strengthen our domestic service structure.

(6) Minimize foreign exchange risk

Foreign exchange is a major risk factor for our group as we purchase raw materials in Japan, and yet close to half of all our sales are overseas. However, we have increased our resistance to foreign exchange risk because, by increasing the proportion of sales in Asia and Europe, our sales are now more balanced across different currencies: sales are denominated in yen in Japan and Asia, in U.S. dollars in the Americas, and in euros in Europe. Regarding foreign currency-denominated accounts receivables, we buy foreign exchange contracts at the time of sales based on the actual demand principle.

5. Challenges

The business environment surrounding the machine tool industry can be described as favorable both inside and outside Japan, with machine tool demand underpinned by active investment spending in automobile and construction equipment-related industries, the emergence of replacement demand for capital equipment installed around 1990, and expanding capital spending by manufacturers in Asia. Machine tool order statistics (from the Japan Machine Tool Builders' Association) show machine tool demand running strong, supported by active domestic and overseas capital spending. Machine tool orders have increased year-over-year for 24 straight months, and totaled 599.4 billion yen in the six-month period from Apr-Sep 2004.

Looking back over the past ten years, we note a large expansion in machine tool orders from 632 billion yen in Fiscal 1994 to 1,374 billion yen in Fiscal 1997. We cannot rule out the possibility that a slowdown in the domestic or global economies will cause a sharp deterioration in machine tool demand. Our group aims to become the top domestic and global maker of machine tools in terms of both quality and sales. We also intend to cut fixed costs and build a more solid earnings structure so that we can still make a profit even when the economic cycle turns downward.

6. Basic corporate governance policies and implementation of related measures

(1) Basic corporate governance policies

Our group aims to establish and maintain a management system that gives due attention to the interests

of shareholders, with improved corporate governance and transparency of group operational management to shareholders and investors, while creating an organization capable of responding quickly and flexibly to changes in the operating environment. Along with measures aimed at improving corporate governance, we will also strive to foster an environment in which business is always conducted in accordance with high ethical standards.

(2) Implementation of corporate governance-related measures

(a) Corporate governance related to oversight of management decision-making, execution, and auditing

Having adopted the auditor model of corporate governance, to assure its effectiveness we provide all members of the Board of Directors with the opportunity to express their independent views at board meetings. At this time, our Board of Directors does not include any directors from outside the company; however, we are working to expand the oversight provided by corporate auditors, increasing our corporate auditing board to five members, including three outside auditors. In 2002, the term served by individual directors was shortened from two years to one year in an effort to better define the management responsibilities of individual directors.

For our accounting auditor we have appointed Ernst & Young ShinNihon, with whom we work to provide management data needed to conduct a fair and impartial audit of company accounts.

Regarding legal counsel, we seek legal advice as the situation requires.

(b) Overview of personal ties, capital relationships, or other business ties between company and external members of the Board of Directors and outside auditors

Mori Seiki has no members from outside the company on its Board of Directors. Mori Seiki has no special business relationships with its outside auditor.

(c) Steps taken toward improving corporate governance during the last year

Sixteen meetings of the Board of Directors was held over the past year to decide various matters as required by law and to approve major business decisions, as well as to review the administration of business operations.

As part of a coordinated investor relations program, during the previous fiscal year meetings with investors were held to explain interim and full-term results, and the company's activities.

Business results and financial condition

1. Business results

Despite uncertainty in the global economy caused by surging crude oil prices and an escalating risk of terrorism, the US economy continued to expand supported by a recovering employment market and tax incentives for capital spending; the European economy continued to gradually recover driven by external demand; and the Asian economy maintained high growth. The Japanese economy continued to expand driven by exports, particularly to Asia, and greater consumer spending, including for big-ticket items like autos.

In the machine tool industry, strong capital investment in the domestic auto and construction equipment industries since last fiscal year spilled over to small and medium-sized manufacturers, which began replacing equipment installed around 1990. In overseas markets, auto industries in Asia, particularly Thailand, Indonesia, and China, drove strong capital investment in the region. In the Americas and Europe, capital investment showed signs of a real recovery.

Our group results in this business environment were as follows:

Consolidated (millions of yen)

	56th Term Interim (to September 2003)	57th Term Interim (to September 2004)	Change	56th Term Full year (to March 2004)
Sales	39,718	53,311	13,593	87,557
Operating income	818	3,101	2,282	2,401
Ordinary income	659	3,165	2,505	1,850
Net income	-676	2,574	3,251	712

Non-consolidated (millions of yen)

	56th Term Interim (to September 2003)	57th Term Interim (to September 2004)	Change	56th Term Full year (to March 2004)
Sales	35,033	44,889	9,855	72,787
Operating income	415	2,360	1,944	1,336
Ordinary income	300	2,459	2,159	2,138
Net income	-872	2,034	2,907	1,000

Factors behind the sales and profit increase:

- Capital equipment demand expanded in domestic and overseas markets
- Production capacity increased due to the start of operations at the new Chiba plant and greater penetration of cell production
- Demand for the NL series, launched in June 2004, was greater than expected
- The cost rate and expenses were cut

2. **Financial position**

(1) Current term cash flow (millions of yen)

	56th Term Interim (to September 2003)	57th Term Interim (to September 2004)	Change	56th Term Full year (to March 2004)
Cash flow from operations	1,924	-132	-2,056	4,469
Cash flow from investments	-1,952	-3,376	-1,423	-3,596
Cash flow from financing activity	7,342	-927	-8,269	6,923
Cash and deposits at the end of the term	15,444	10,930	-4,514	15,965

- **Cash flow from operations**

Cash flow from operations declined 132 million yen (after increasing 1,924 million yen during the previous term). Net income before taxes totaled 2,730 million yen, depreciation 2,411 million yen, accounts receivable increased 2,030 million yen, inventories increased 3,759 million yen, and trade credits increased 931 million yen.

- **Cash flow from investments**

Cash flow from investments declined 3,376 million yen (after declining 1,952 million yen during the previous term). Acquisition of tangible fixed assets represented an expenditure of 3,108 million yen, and acquisition of intangible fixed assets represented an expenditure of 284 million yen.

- **Cash flow from financing activities**

Cash flow from financing activities declined 927 million yen (after increasing 7,342 million yen during the previous term). Dividend payments represented an expenditure of 883 million yen.

(2) Trend in cash flow indices

	56th Term Interim (to September 2003)	56th Term Full year (to March 2004)	57th Term Interim (to September 2004)
Shareholders' equity ratio (%)	71.4%	71.1%	70.9%
Shareholders' equity ratio on market value (%)	56.5%	71.3%	52.2%
Debt repayment (years)	5.3	4.6	-
Interest coverage ratio (times)	41.6	45.7	-

Notes: Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio based on market value: Market capitalization / total assets

Debt to annual cash flow ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

*These indices are calculated based on consolidated financial figures.

*Market capitalization: Closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

*We used operating cash flow from the consolidated cash flow statements for operating cash flow. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. We used 'interest paid' on the cash flow statement for interest payments.

*We have omitted the 'debt repayment (years)' and 'interest coverage ratio (x)' for the 57th interim term because net operating cash flow was negative.

3. Forecast for upcoming fiscal year

Fiscal year 2004 (to March 31, 2005)

(millions of yen) (yen)

	Sales	Operating income	Ordinary income	Net income	Net income per share
Consolidated	116,000	10,500	10,500	9,700	109.73
Non-consolidated	102,500	9,200	9,200	8,800	99.55

Please note the following inputs to these forecasts:

- Average exchange rates: 107 yen/ U.S. dollar, 128 yen/euro.
- Demand for machine tools to remain firm in Japan and the Asian region through the year.
- Demand for machine tools to maintain a moderate recovery in Europe and the Americas.
-

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus U.S. dollar and euro

(4) Volatility in raw materials costs

(5) Rising terrorism risk due to changes in the international affairs climate

Consolidated balance sheets

	Previous interim consolidated fiscal year (September 30, 2003)		Current interim consolidated fiscal year (September 30, 2004)		Previous full consolidated fiscal year (March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	15,447		10,933		15,968	
2 Notes and accounts receivable	15,701		23,042		20,352	
3 Inventories	20,644		21,916		17,621	
4 Deferred income taxes	384		249		352	
5 Consumption tax receivable	271		189		99	
6 Other	1,715		2,044		1,375	
7 Allowance for doubtful receivables	-173		-266		-193	
Total current assets	53,991	45.1	58,108	46.2	55,575	45.5
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings and structures	26,033		26,698		25,668	
(2) Machinery, equipment and vehicles	7,308		6,545		7,013	
(3) Land	20,640		21,156		20,886	
(4) Construction in progress	477		1,061		630	
(5) Other	2,335		2,359		2,362	
Total property, plant and equipment	56,795	47.5	57,820	46.0	56,561	46.3
2 Intangible fixed assets						
Total Intangible fixed assets	3,294	2.7	3,096	2.4	3,268	2.7
3 Investments and other assets						
(1) Investments in securities	5,161		6,409		6,327	
(2) Long-term prepaid expenses	179		160		188	
(3) Deferred income taxes	5		5		5	
(4) Other	281		239		280	
(5) Allowance for doubtful receivables	-25		-25		-41	
Total investments and other assets	5,601	4.7	6,788	5.4	6,760	5.5
Total fixed assets	65,691	54.9	67,705	53.8	66,589	54.5
Total assets	119,683	100.0	125,813	100.0	122,165	100.0

	Previous interim consolidated fiscal year (September 30, 2003)		Current interim consolidated fiscal year (September 30, 2004)		Previous full consolidated fiscal year (March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	-		7,675		6,466	
2 Notes and accounts payable	4,571		-		-	
3 Current portion of long-term debt	84		5,084		2,584	
4 Other accounts payable	3,880		2,950		3,373	
5 Accrued expenses	489		562		545	
6 Accrued income taxes	405		374		359	
7 Accrued consumption tax	14		23		42	
8 Deferred income taxes	313		125		115	
9 Bonus reserves	797		-		-	
10 Other	718		1,437		848	
Total current liabilities	11,275	9.4	18,232	14.5	14,336	11.7
II Long-term liabilities						
1 Long-term debt	20,334		15,250		17,792	
2 Deferred income taxes	759		1,184		1,241	
3 Deferred income taxes on reserve for land revaluation	1,824		1,824		1,824	
Total long-term liabilities	22,918	19.2	18,258	14.5	20,857	17.1
Total liabilities	34,193	28.6	36,491	29.0	35,194	28.8
(Minority interests)						
Minority interests	26	0.0	74	0.1	59	0.1
Shareholders' equity						
I Common stock	28,190		28,190		28,190	23.1
II Capital surplus	40,931		40,931		40,931	33.5
III Retained earnings	36,819		39,846		38,208	31.3
IV Reserve for land revaluation	-13,575		-13,569		-13,575	-11.1
V Net unrealized holding gain on securities	640		1,456		1,526	1.2
VI Translation adjustments	-2,412		-2,099		-2,862	-2.4
VII Treasury stock	-5,130		-5,508		-5,506	-4.5
Total shareholders' equity	85,463	71.4	89,248	70.9	86,911	71.1
Total liabilities, minority interests, and shareholders' equity	119,683	100.0	125,813	100.0	122,165	100.0

Consolidated Statement of income

	Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)			Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)			Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		39,718	100.0		53,311	100.0		87,557	100.0
II Cost of sales		27,489	69.2		36,650	68.7		60,424	69.0
Gross profit		12,228	30.8		16.661	31.3		27,132	31.0
III Selling, general and administrative expenses		11,409	28.7		13,560	25.5		24,731	28.3
Operating income		818	2.1		3,101	5.8		2,401	2.7
IV Non-operating income									
1 Interest income	16			24			29		
2 Dividend income	34			25			48		
3 Foreign exchange gain	-			76			—		
4 Other	143	193	0.5	68	196	0.4	174	252	0.3
V Non-operating expenses									
1 Interest expense	50			70			102		
2 Foreign exchange loss	156			-			261		
3 Fees and commissions	35			37			273		
4 Other	108	351	0.9	24	131	0.3	165	803	0.9
Ordinary income		659	1.7		3,165	5.9		1,850	2.1
VI Extraordinary income									
1 Gain on sale of fixed assets	148			-			215		
2 Gain on sale of investments in securities	178	326	0.8	8	8	0.0	268	484	0.5
VII Extraordinary expenses									
1 Loss on sale of fixed assets	120			16			139		
2 Loss on disposal of fixed assets	10			26			10		
3 Loss on inventory disposal	-			-			29		
4 Loss on devaluation of investments in securities	-			-			46		
5 Retirement benefits paid to directors and statutory auditors	1,177			399			1,177		
6 Loss on termination of leases	107	1,416	3.6	-	443	0.8	107	1,512	1.7
Income before income taxes		-429	-1.1		2,730	5.1		821	0.9
Income taxes	242			97			190		
Corporation tax adjustment	-1	241	0.6	41	138	0.3	-98	91	0.1
Minority interests in net income		-5	-0.0		-16	-0.0		-17	-0.0
Net income		-676	-1.7		2,574	4.8		712	0.8

Consolidated statement of retained earnings

	Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)		Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)		Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)	
	Amount	(million yen)	Amount	(million yen)	Amount	(million yen)
(Capital surplus)						
I Capital surplus at start of period		40,931		40,931		40,931
II Increase in capital surplus						
Gain on disposal of Treasury stock					—	—
III Capital surplus at end of interim (full year)		40,931		40,931		40,931
(Retained earnings)						
I Retained earnings at start of period		37,919		38,208		37,919
II Increase in retained earnings						
1 Increase in retained earnings due to change in scope of consolidated group	21		23		21	
2 Net income		21	2,574	2,597	712	733
III Decline in retained earnings						
1 Dividends	445		883		445	
2 Bonuses to directors and statutory auditors	-		69		—	
3 Reversal of reserve for land revaluation	-		6		—	445
4 Net loss	676	1,121	-	959	—	445
IV Retained earnings at end of interim (full year)		36,819		39,846		38,208

Consolidated Statement of Cash flows

	Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests	-429	2,730	821
2 Depreciation and amortization	2,447	2,411	4,999
3 Loss on sale of fixed assets	10	26	10
4 Loss on disposal of fixed assets	120	16	139
5 Gain on sale of fixed assets	-178	-8	-215
6 Gain on sale of investments in securities	-148	-	-268
7 Loss on devaluation of investments in securities	-	-	46
8 Consolidated adjustment account write-offs	37	41	75
9 Increase in allowance for doubtful receivables	93	7	130
10 Decrease in accrued bonuses	-722	-	-1,519
11 Interest and dividend income	-50	-50	-77
12 Interest expense	51	70	102
13 Unrealized exchange gain	-	-27	—
14 Unrealized exchange loss	394	-	221
15 Notes and accounts receivable	1,411	-2,030	-3,425
16 Decrease (increase) in inventories	1,060	-3,759	3,577

17 Increase in accounts payable	-1,148	931	759
18 Decrease (increase) in uncollected consumption tax	-	-	249
19 Increase (decrease) in unpaid consumption tax	-	-	-25
20 Increase (decrease) in other accounts payable	-	-	-679
21 Bonuses to directors and statutory auditors	-	-69	—
22 Other	-1051	-304	-446
Sub-total	1,899	-14	4,475
23 Interest and dividend income received	50	50	77
24 Interest paid	-46	-67	-97
25 Income tax (paid) refunded	20	-101	14
Cash flow from operating activities	1,924	-132	4,469
II Cash flow from investing activities			
1 Net change in fixed-term deposits	69	-	69
2 Increase in investments in securities	-	-99	—
3 Proceeds from sale of investment securities	984	-	1,481
4 Increase in investment in a subsidiary and an affiliate companies	-	-39	-100
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group	-	-	—
6 Proceeds from sale of property, plant and equipment	217	119	426
7 Purchase of property, plant and equipment	-2,606	-3,108	-4,469
8 Purchase of other assets	-439	-284	-853
9 Other	-178	37	-151
Cash flow from investing activities	-1,952	-3,376	-3,596
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans	-7,000	-	-7,000
2 Proceeds from long-term debt	20,000	-	20,000
3 Repayment of long-term debt	-42	-42	-84
4 Redemption of bonds	-5,075	-	-5,075
5 Proceeds from disposal of Treasury stock	-	-	—
6 Purchase of Treasury stock	-102	-1	-478
7 Cash Dividend	-445	-883	-445
8 Proceed from minority interests	6	-	6
Cash flow from financing activities	7,342	-927	6,923
IV Effect of exchange rate changes on cash and cash equivalents	-182	-115	-144
V Increase (decrease) in cash and cash equivalents	7,131	-4550	7,651
VI Cash and cash equivalents at beginning of the year	8,380	15,965	8,380
VII Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	-67	-484	-67
VIII Cash and cash equivalents at end of the year	15,444	10,930	15,965

Notes related to the preparation of the consolidated financial statements

1 Scope of consolidated group (1) Consolidated subsidiaries	25 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki High-tech (now Mori Seiki Kosan, ltd.) and Mori Seiki Machine Sales, Ltd. are omitted from the consolidated accounts due to their decline in importance during the fiscal year. MS SYFRAMO S.A.S. is included as a consolidated subsidiary from the current interim consolidated fiscal year following its acquisition by the Company.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the interim consolidated financial statements.

2 Associated companies (1) Associated companies to which equity method applies Company name (2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	None. Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the interim consolidated financial statements and are not important for the overall group.
3 Fiscal year end of consolidated subsidiaries	Three consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the interim consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets (1) Investments in securities (2) Inventories (3) Net liabilities resulting from derivatives transactions (2) Depreciation (1) Property, plant and equipment (2) Intangible fixed assets	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ......Stated at cost using the moving average method Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic interim consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method Stated at market value. Declining balance method, although the straight line method is used for overseas interim consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

(3) Standard for inclusion of reserves	
(1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
(4) Conversion of foreign currency-denominated assets and liabilities of interim consolidated group companies	Foreign currency-denominated receivables and payables of interim consolidated group companies are translated into yen at the interim fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the interim fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its interim consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(6) Hedge accounting	
(1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its interim consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
(7) Other significant issues	
Consumption tax	Sales are included net of consumption tax.
5 Definition of current assets in the interim consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.

Notes

(Consolidated balance sheets)

Previous interim consolidated fiscal year (September 30, 2003)	Current interim consolidated fiscal year (September 30, 2004)	Previous full consolidated fiscal year (March 31, 2004)
* 1 Cumulative depreciation of property, plant and equipment 63,401 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Yamagata Bane Kogyo and 199 others) 1,144 million yen	* 1 Cumulative depreciation of property, plant and equipment 66,907 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 278 others) 1,841 million yen 3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	* 1 Cumulative depreciation of property, plant and equipment 65,255 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 241 others) 1,532 million yen

(Consolidated Statements of income)

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
* 1 Principal items of selling expenses and general administrative expenses Freight 1,861 million yen Sales promotion expenses 1,054 million yen Salaries and bonuses 2,855 million yen Retirement benefits 97 million yen Depreciation 957 million yen Bonus reserves 260 million yen Research and development expenses 1,091 million yen Consolidated adjustment account depreciation 37 million yen Addition to allowance for doubtful receivables 14 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 2,433 million yen Sales promotion expenses 1,138 million yen Salaries and bonuses 3,657 million yen Retirement benefits 104 million yen Depreciation 877 million yen Fees and commissions - million yen Research and development expenses 1,675 million yen Consolidated adjustment account depreciation 41 million yen Addition to allowance for doubtful receivables 15 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 3,662 million yen Sales promotion expenses 2,750 million yen Salaries and bonuses 5,660 million yen Retirement benefits 199 million yen Depreciation 1,876 million yen Fees and commissions 1,304 million yen Research and development expenses 3,254 million yen Consolidated adjustment account depreciation 75 million yen Addition to allowance for doubtful receivables 58 million yen
* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 178 million yen	* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen Other(furniture and equipment) 0 million yen Total 8 million yen	* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 215 million yen
* 3 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 9 million yen Other(furniture and equipment) 0 million yen Total 10 million yen	* 3 Loss on sale of fixed assets (breakdown) Land 26 million yen Other(furniture and equipment) 0 million yen Total 26 million yen	* 3 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 10 million yen
* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures 95 million yen Machinery, equipment and vehicles 11 million yen Other(furniture and equipment) 13 million yen Total 120 million yen	* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures 0 million yen Machinery, equipment and vehicles 15 million yen Other(furniture and equipment) 1 million yen Total 16 million yen	* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures 91 million yen Machinery, equipment and vehicles 28 million yen Other(furniture and equipment) 19 million yen Total 139 million yen

(Consolidated Statement of Cash flows)

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets	Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets	Relation between end-of- term cash and cash equivalents and amounts stated on the interim consolidated balance sheets
Cash and deposits account 15,447 million yen Term deposits with terms in excess of three months -3 million yen Cash and cash equivalents balance at end of term 15,444 million yen	Cash and deposits account 10,933 million yen Term deposits with terms in excess of three months -3 million yen Cash and cash equivalents balance at end of term 10,930 million yen	Cash and deposits account 15,968 million yen Term deposits with terms in excess of three months -3 million yen Cash and cash equivalents balance at end of term 15,965 million yen

(Lease accounting)

	Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
Lessee 1 Finance leases her than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries			

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the interim (full) term

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,359	546	1,812
furniture and equipment	299	111	187
Total	2,659	658	2,000

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,218	864	1,353
furniture and equipment	230	105	125
Total	2,449	969	1,479

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,286	719	1,566
furniture and equipment	237	107	130
Total	2,524	827	1,696

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(2) Balance of remaining lease charges at the end of the interim (full) term

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Less than one year	528 million yen	444 million yen	452 million yen
More than one year	1,471 million yen	1,035 million yen	1,244 million yen
Total	2,000 million yen	1,479 million yen	1,696 million yen

Previous interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(3) Equivalent of lease payments and depreciation

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Lease payments	261 million yen	207 million yen	453 million yen
Depreciation equivalent	261 million yen	207 million yen	453 million yen

(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item. .	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item. .	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item. .
2 Operating leases Remaining lease payments	Less than one year 298 million yen More than one year 4,385 million yen Total 4,683 million yen	Less than one year 241 million yen More than one year 677 million yen Total 918 million yen	Less than one year 299 million yen More than one year 955 million yen Total 1,254 million yen

Marketable securities

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	3,791	4,868	1,076
Total	3,791	4,868	1,076

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	23

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	100
Affiliated companies' stock	170

Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	3,520	5,968	2,447
Total	3,520	5,968	2,447

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its

carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	8

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	132

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities	3,420	5,986	2,565
Total	3,420	5,986	2,565

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	8

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	200
Affiliated companies' stock	132

Derivative Financial Instruments

Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	Previous interim consolidated fiscal year (September 30, 2003)				Current interim consolidated fiscal year (September 30, 2004)				End of previous consolidated fiscal year (March 31, 2004)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions												
	Sell:												
	U.S. dollars	960	-	888	72	1,792	-	1,804	-11	1,243	—	1,228	15
	Euro	5,109	-	4,991	118	4,509	-	4,594	-84	5,531	—	5,425	106
	Pound sterling		-			216	-	218	-2	551	—	532	19
	Australian dollars		-			17	-	17	0	100	—	95	4
Total		6,070	-	5,880	190	6,536	-	6,634	-98	7,427	—	7,282	144

Notes: 1 Calculation of market value

Foreign exchange hedges......Based on futures market pricing..

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed..

(Segment information)

By business

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)
Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)
Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

As the machine tool business segment record more than 90% of the net sales of all business segments and of the total value of the total operating income of the business which recorded operating income, and of the total assets of all business segments, the disclosure of business segment information has been omitted.

By geographic region

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	21,036	8,626	9,496	557	39,718	-	39,718
(2) Intra-group sales Sales	15,685	239	304	234	16,463	-16,463	-
Total	36,722	8,865	9,800	792	56,181	-16,463	39,718
Operating expenses	35,882	9,077	9,481	813	55,254	-16,354	38,899
Operating income (loss) (-)	840	-211	319	-20	927	-108	818

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	32,521	9,176	10,799	833	53,311	-	53,311
(2) Intra-group sales Sales	14,082	182	143	362	14,770	-14,770	-
Total	46,604	9,359	10,923	1,195	68,082	-14,770	53,311
Operating expenses	43,594	9,522	11,072	1,102	65,292	-15,081	50,210
Operating income (loss) (-)	3,009	-163	-149	93	2,790	310	3,101

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	48,438	17,470	19,983	1,664	87,557	—	87,557
(2) Intra-group sales Sales	27,353	475	405	552	28,787	(28,787)	—
Total	75,791	17,946	20,389	2,216	116,344	(28,787)	87,557
Operating expenses	73,141	18,611	20,622	2,251	114,627	(29,471)	85,156
Operating income (loss) (-)	2,650	-665	-232	-34	1,717	683	2,401

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Overseas sales

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	9,184	9,815	3,154	22,154
□ Consolidated Sales (million yen)				39,718
Overseas sales as a percentage of total consolidated sales (%)	23.1	24.7	7.9	55.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	9,980	10,935	3,932	24,848
□ Consolidated Sales (million yen)				53,311
Overseas sales as a percentage of total consolidated sales (%)	18.7	20.5	7.4	46.6

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,619	20,588	7,027	46,235
□ Consolidated Sales (million yen)	—	—	—	87,557
Overseas sales as a percentage of total consolidated sales (%)	21.3	23.5	8.0	52.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Summary of Interim Non-consolidated Financial and Business Results for the First Half of the Year Ended March 2005

November 4, 2004

Company name	Mori Seiki Co., Ltd.	Stock Exchange Listings	Tokyo, Osaka
Code number 6141		Headquarters Location	
(URL http://www.moriseiki.co.jp)		Aichi Prefecture	
Representative	President		
Name	Masahiko Mori		
Contact (title)	Accounting Dept. General Manager		
Name	Shigeaki Ushio	TEL (052) 587-1835	

Date of interim meeting of Board of Directors: November 4, 2004 — Interim dividend Yes
Start of payment of interim dividend (Date) — Unit of stock: 100 shares

Non-consolidated Business Results (April 1, 2004 to September 30, 2004)

(1) Non-consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2004	44,889	28.1	2,360	468.1	2,459	719.1
First six months of FY2003	35,033	65.2	415	–	300	–
Year ended March 2004	72,787		1,336		2,138	

	Net income		Net income per share
	millions of yen	%	yen
First six months of FY2004	2,034	–	23.01
First six months of FY2003	△ 872	–	△ 9.80
Year ended March 2004	1,000		10.47

Notes:

1) *Average number of shares outstanding: First six months of FY2004: 88,397,819, first six months of FY2003: 89,097,234, year ended March 2004: 88,906,352*

2) Changes in accounting policy None

3) The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Dividends

	Interim dividend per share	Full-year dividend per share	Breakdown of interim dividend per share	
	yen	yen	Commemorative	zero
First six months of FY2004	0.00	–	Special	zero
First six months of FY2003	0.00	–		
Year ended March 2004	0.00	10.00		

(3) Non-consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2004	118,535	85,060	71.8	962.26
First six months of FY2003	112,903	81,668	72.3	918.80
Year ended March 2004	116,518	84,051	72.1	950.04

Notes:

1) Average number of shares outstanding: First six months of FY2004: 88,397,137, first six months of FY2003:88,886,079, year ended March 2004: 88,398,452

2) Treasury stock at the end of September 2004: 6,378,290 shares, September 2003: 5,889,348 shares, March 2004: 6,376,975 shares

Forecasts for the year April 1, 2004 to March 31, 2005

	Sales	Ordinary income	Net income	Net income per share	
	millions of yen	millions of yen	millions of yen	yen	yen
Year ended March 2005	102,500	9,200	8,800	20.00	20.00

Reference: net income per share 99.55 yen

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

Balance sheets

	Previous interim consolidated fiscal year (September 30, 2003)		Current interim consolidated fiscal year (September 30, 2004)		Previous full consolidated fiscal year (March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	11,686		8,123		12,790	
2 Notes receivable	306		398		617	
3 Accounts receivable	19,682		21,198		18,809	
4 Inventories	10,226		16,416		11,213	
5 Deferred income taxes	57		45		51	
6 Consumption tax receivable	271		166		99	
7 Other	2,466		2,990		3,832	
8 Allowance for doubtful receivables	-105		-179		-153	
Total current assets	44,591	39.5	49,160	41.5	47,260	40.6
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings	21,704		22,007		21,050	
(2) Machinery and equipment	6,265		5,639		6,187	
(3) Land	18,136		18,280		18,313	
(4) Construction in progress	208		285		305	
(5) Other	2,850		3,086		3,092	
Total property, plant and equipment	49,165	43.5	49,299	41.6	48,948	42.0
2 Intangible fixed assets						
Total intangible fixed assets	3,055	2.7	2,850	2.4	3,032	2.6
3 Investments and other assets						
(1) Investments in securities	4,891		5,977		5,995	
(2) Shares in affiliate companies	8,135		8,230		8,230	
(3) Other	3,088		3,044		3,093	
(4) Allowance for doubtful receivables	-25		-25		-41	
Total investments and other assets	16,090	14.3	17,225	14.5	17,277	14.8
Total fixed assets	68,311	60.5	69,375	58.5	69,258	59.4
Total assets	112,903	100.0	118,535	100.0	116,518	100.0

	Previous interim consolidated fiscal year (September 30, 2003)			Current interim consolidated fiscal year (September 30, 2004)			Previous full consolidated fiscal year (March 31, 2004)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Liabilities									
I Current liabilities									
1 Accounts payable		3,913			6,566			5,415	
2 Current portion of long-term debt		-			5,000			2,500	
3 Accrued income taxes		113			182			134	
4 Bonus reserves		664			-			-	
5 Other		4,114			3,865			4,002	
Total current liabilities		8,805	7.8		15,614	13.2		12,052	10.4
II Long-term liabilities									
1 Long-term debt		20,000			15,000			17,500	
2 Deferred income taxes		605			1,036			1,090	
3 Deferred income taxes on reserve for land revaluation		1,824			1,824			1,824	
Total long-term liabilities		22,429	19.9		17,861	15.0		20,414	17.5
Total liabilities		31,234	27.7		33,475	28.2		32,467	27.9
Shareholders' equity									
I Common stock		28,190	25.0		28,190	23.8		28,190	24.2
II Capital surplus									
1 Capital reserve		40,931			40,931			40,931	
2 Other Capital surplus									
Gain on disposal of Treasury stock		-			-			—	
Total capital surplus		40,931	36.2		40,931	34.5		40,931	35.1
III Retained earnings									
1 Legal reserve		2,650			2,650			2,650	
2 General reserve		28,166			25,974			28,166	
3 Unappropriated retained earnings		-205			4,934			1,668	
Total retained earnings		30,611	27.1		33,559	28.3		32,485	27.9
IV Reserve for land revaluation		-13,575	-12.0		-13,569	-11.4		-13,575	-11.7
V Net unrealized holding gain on securities		640	0.5		1,456	1.2		1,526	1.3
VI Treasury stock		-5,130	-4.5		-5,508	-4.6		-5,506	-4.7
Total shareholders' equity		81,668	72.3		85,060	71.8		84,051	72.1
Total liabilities and shareholders' equity		112,903	100.0		118,535	100.0		116,518	100.0

Statements of income

	Previous interim consolidated fiscal year (September 30, 2003)			Current interim consolidated fiscal year (September 30, 2004)			Previous full consolidated fiscal year (March 31, 2004)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		35,033	100.0		44,889	100.0		72,787	100.0
II Cost of sales		26,223	74.9		32,147	71.6		53,554	73.6
Gross profit		8,810	25.1		12,741	28.4		19,233	26.4
III Selling, general and administrative expenses		8,394	23.9		10,381	23.1		17,896	24.6
Operating income		415	1.2		2,360	5.3		1,336	1.8
IV Non-operating income									
1 Interest income	39			14			53		
2 Dividend income	34			25			1,105		
3 Foreign exchange gain	-			104			—		
4 Rental income	-			-			—		
5 Other	42	116	0.3	40	185	0.4	43	1,201	1.7
V Non-operating expenses									
1 Interest expense	17			47			62		
2 Interest on bonds	16			-			16		
3 Foreign exchange loss	159			-			243		
4 Other	37	231	0.6	38	86	0.2	78	400	0.6
Ordinary income		300	0.9		2,459	5.5		2,138	2.9
VI Extraordinary income									
1 Gain on sale of fixed assets	-			7			31		
2 Gain on sale of investments in securities	148	148	0.4	-	7	0.0	268	300	0.4
VII Extraordinary expenses									
1 Loss on sale of fixed assets	6			26			8		
2 Loss on disposal of fixed assets	118			15			135		
3 Loss on devaluation of investments in securities	-			-			9		
4 Loss on devaluation of shares in affiliate companies	-			-			37		
5 Loss on liquidation of affiliate companies	-			-			141		
6 Retirement benefits paid to directors and statutory auditors	1,177	1,302	3.7	369	412	0.9	1,177	1,510	2.0
Income before income taxes		-854	-2.4		2,055	4.6		928	1.3
Income taxes	21			21			42		
Corporation tax adjustment	-2	19	0.0	-	21	0.0	-114	-72	-0.1
Net income		-872	-2.5		2,034	4.5		1,000	1.4
Unappropriated retained earnings brought forward		667			2,907			667	
Reversal of reserve for land revaluation		-			-6			—	
Unappropriated retained earnings		-205			4,934			1,668	

Important accounting policies

1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value
3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method
4 Depreciation of fixed assets	
(1) Property, plant and equipment	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).
5 Standard for inclusion of reserves	
(1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
6. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
7 hedge accounting	
(1) hedge accounting methodology	Deferred hedge accounting.
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
8 Other significant issues	
(1) Consumption tax	Sales are included net of consumption tax.

Notes

(Balance sheets)

Previous interim consolidated fiscal year (September 30, 2003)	Current interim consolidated fiscal year (September 30, 2004)	Previous full consolidated fiscal year (March 31, 2004)
* 1 Cumulative depreciation of property, plant and equipment 59,740 million yen	* 1 Cumulative depreciation of property, plant and equipment 62,775 million yen	* 1 Cumulative depreciation of property, plant and equipment 61,479 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Yamagata Bane Kogyo and 199 others) 1,144 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 1,841 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 1,532 million yen
	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	

(Statement of income)

Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
* 1 Depreciation Property, plant and equipment 1,790 million yen Intangible fixed assets 378 million yen	* 1 Depreciation Property, plant and equipment 1,714 million yen Intangible fixed assets 436 million yen	* 1 Depreciation Property, plant and equipment 3,685 million yen Intangible fixed assets 770 million yen
* 2 ---------	* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen Total 7 million yen	* 3 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 31 million yen
* 3 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 6 million yen	* 3 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 26 million yen	* 3 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 8 million yen
* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures 93 million yen Machinery, equipment and vehicles 11 million yen Other(furniture and equipment) 13 million yen Total 118 million yen	* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures - million yen Machinery, equipment and vehicles 15 million yen Other(furniture and equipment) 0 million yen Total 15 million yen	* 4 Loss on disposal of fixed assets (breakdown) Buildings and structures 84 million yen Machinery, equipment and vehicles 28 million yen Other(furniture and equipment) 22 million yen Total 135 million yen

(Lease accounting)

	Previous interim consolidated fiscal year (April 1, 2003 to September 30, 2003)	Current interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Previous full consolidated fiscal year (April 1, 2003 to March 31, 2004)
Lessee 1 Finance leases her than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries			

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the interim (full) term

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,057	449	1,607
Vehicles	30	22	8
furniture and equipment	128	51	76
Total	2,216	523	1,692

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,165	848	1,316
Vehicles	6	0	5
furniture and equipment	175	86	89
Total	2,348	935	1,412

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,201	688	1,512
Vehicles	46	25	21
furniture and equipment	183	89	93
Total	2,430	803	1,627

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(2) Balance of remaining lease charges at the end of the interim (full) term

Less than one year	373 million yen	425 million yen	435 million yen
More than one year	1,319 million yen	987 million yen	1,191 million yen
Total	1,692 million yen	1,412 million yen	1,627 million yen

The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(3) Equivalent of lease payments and depreciation

Lease payments	186 million yen	197 million yen	438 million yen
Depreciation equivalent	186 million yen	197 million yen	438 million yen

(4) Calculation of depreciation equivalent

Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

2 Operating leases Remaining lease payments

Less than one year	296 million yen	239 million yen	297 million yen
More than one year	4,380 million yen	674 million yen	951 million yen
Total	4,676 million yen	914 million yen	1,248 million yen

Marketable securities

Previous interim consolidated fiscal year (September 30, 2003)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Current interim consolidated fiscal year (September 30, 2004)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Previous full consolidated fiscal year (March 31, 2004)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Consolidated Financial Results for the Third Quarter of Fiscal year 2004 (Ending March 31, 2005)

February 7, 2005

Company name: Mori Seiki Co., Ltd. (Code number 6141, Tokyo and Osaka Stock Exchanges First Section)

(URL http://www.moriseiki.co.jp/)

Representative: President Masahiko Mori

Contact person: / Name Accounting Dept. General Manager Shigeaki Ushio

(TEL: 052−587−1835)

1. Notes for the quarterly financial information

(1) Simplified accounting method adopted: None

(2) Changes in accounting methods since the end of the last consolidated fiscal year: None

(3) Changes in scope of consolidation and application of equity method: Yes

Consolidated subsidiaries (increase) 1 (decrease) 2

Equity method companies (increase) - (decrease) -

2. Highlight of the first quarter of Fiscal year 2004 (April 1, 2004 to December 31, 2004)

(1) Consolidated financial results (Unaudited) (Millions of yen)

(millions of yen, fractions not shown)

	Sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year 2004 third quarter	85,726	42.7	5,986	—	6,091	—	5,291	—
Fiscal year 2003 third quarter	60,081	—		—		—		—
Reference: Fiscal year 2003	87,557	—	2,401		1,850		712	

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year 2004 third quarter	59.86	—
Fiscal year 2003 third quarter	—	—
Reference: Fiscal year 2003	7.23	—

Notes: 1. Percent change in sales is the change from the third quarter of fiscal year 2003.

2. Figures are unaudited.

Qualitative information on consolidated business performance

The machine tool industry experienced strong demand in the third quarter, driven by continued robust capital spending, particularly in the domestic auto and construction machinery industries. Also, small and medium-sized manufacturers began replacing equipment installed around 1990. Capital spending began to recover in Europe, was robust in the US due to tax incentives, and remained strong in Asia, particularly Thailand, Indonesia, and China. We expect capital investment among mainstay customers in the auto, construction machinery, and hydraulic equipment industries to remain strong up through the next fiscal year. Overseas, demand is strong, and the Company has already captured several orders from petroleum companies and the aircraft industry.

In this business environment, third-quarter sales increased 42.7% year-over-year to 85,726 million yen, and ordinary

income was 6,091 million yen.

(2) Change in consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	million yen	million yen	%	yen
Fiscal year 2004 third quarter	131,762	91,735	69.6	1,037 78
Fiscal year 2003 third quarter	—	—	—	—
Reference: Fiscal year 2003	122,165	86,911	71.1	982 40

Note: Figures are unaudited.

Qualitative information regarding the consolidated financial position

Total assets increased 9,596 million yen, and shareholders' equity 4,823 million yen, over the end of the previous fiscal year. Despite a 3,195 million yen decline in cash deposits, total assets increased due to a 4,462 million yen increase in notes and accounts receivable, a 5,426 million increase in inventory assets, and a 1,246 million yen increase in buildings and structures. Shareholders' equity increased mainly due to a 4,354 million yen increase in retained earnings.

3. Consolidated earnings forecasts, fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Sales	Operating income	Ordinary income	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Previous forecast (A) (Issued November 4, 2004)	116,000	10,500	10,500	9,700	109 73
New forecast (B)	120,000	10,500	10,500	9,700	109 73
Change (B-A)	4,000	—	—	—	—
Change (%)	3.4	—	—	—	—
Previous term (year to March 2004)	87,557	2,401	1,850	712	7 23

Qualitative information regarding earnings forecasts

The Company revises its consolidated earnings forecasts, issued November 4, 2004, as indicated in the table above. The Company raises its consolidated sales forecast from 116,000 million yen to 120,000 million yen. We do not expect the greater sales, primarily the result of passing on higher mold and metal materials prices on to customers, to contribute to greater profits.

Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

Reference

1. Quarterly Consolidated Balance Sheets

	Current Quarter End of third quarter Fiscal year 2004		Reference: Fiscal year 2003 (to March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets				
I Current Assets				
1 Cash and deposits	12,772		15,968	
2 Notes and accounts receivable	24,814		20,352	
3 Inventories	23,047		17,621	
4 Deferred income taxes	218		352	
5 Uncollected consumption tax	281		99	
6 Other	3,084		1,375	
7 Allowance for doubtful receivables	-270		-193	
Current Total assets	63,947	48.5	55,575	45.5
II Fixed assets				
1 Tangible fixed assets				
(1) Buildings and structures	26,915		25,668	
(2) Machinery, equipment and vehicles	5,974		7,013	
(3) Land	21,158		20,886	
(4) Construction in progress	1,048		630	
(5) Other	2,682		2,362	
Total tangible fixed assets	57,778	43.9	56,561	46.3
2 Intangible fixed assets	2,917	2.2	3,268	2.7
3 Investments and other assets				
(1) Investments in securities	6,720		6,327	
(2) Long-term prepaid expenses	168		188	
(3) Deferred income taxes	5		5	
(4) Other	249		280	
(5) Allowance for doubtful receivables	-25		-41	
Total investments and other assets	7,118	5.4	6,760	5.5
Total fixed assets	67,814	51.5	66,589	54.5
Total assets	131,762	100.0	122,165	100.0

	Current Quarter End of third quarter Fiscal year 2004		Reference: Fiscal year 2003 (to March 31, 2004)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities				
I Current liabilities				
1 Accounts payable	7,521		6,466	
2 Short-term loans	1,370		—	
3 Current portion of long-term debt	5,084		2,584	
4 Unpaid interest expenses	3,757		3,373	
5 Unpaid expenses	559		545	
6 Accrued income taxes	529		359	
7 Unpaid consumption tax	37		42	
8 Deferred tax liability	130		115	
9 Other	2,575		848	
Total current liabilities	21,565	16.4	14,336	11.7
II Long-term liabilities				
1 Long-term borrowing	15,229		17,792	
2 Deferred tax liability	1,309		1,241	
3 Deferred tax liability on land revaluation	1,824		1,824	
Total long-term liabilities	18,362	13.9	20,857	17.1
Total liabilities	39,928	30.3	35,194	28.8
(Minority interests)				
Minority interests	98	0.1	59	0.1
Capital				
I Capital	28,190	21.4	28,190	23.1
II Capital surplus	40,931	31.0	40,931	33.5
III Retained earnings	42,562	32.3	38,208	31.3
IV Reserve for land revaluation	-13,569	-10.3	-13,575	-11.1
V Net unrealized holding gain on securities	1,641	1.3	1,526	1.2
VI Foreign currency statements translation adjustments	-2,378	-1.8	-2,862	-2.4
VII Treasury stock	-5,643	-4.3	-5,506	-4.5
Total capital	91,735	69.6	86,911	71.1
Total liabilities, minority interests and shareholders' equity	131,762	100.0.	122,165	100.0

2. Quarterly Consolidated Statements of Income

	Current Quarter End of third quarter Fiscal year 2004			Reference: Fiscal year 2003 (to March 31, 2004)		
	Amount (million yen)		Amount (million yen)	Percentage of total (%)		% of total (%)
I Sales		85,726	100.0		87,557	100.0
II Cost of sales		58,188	67.9		60,424	69.0
Gross profit		27,538	32.1		27,132	31.0
III Selling, general and administrative expenses		21,551	25.1		24,731	28.3
Operating income		5,986	7.0		2,401	2.7
IV Non-operating income						
1 Interest income	17			29		
2 Dividend income	50			48		
3 Foreign exchange gain	140			—		
4 Other	90	299	0.3	174	252	0.3
V Non-operating expenses						
1 Interest paid	87			102		
2 Foreign exchange loss	—			261		
3 Fees and commissions	56			273		
4 Other	49	194	0.2	165	803	0.9
Ordinary income		6,091	7.1		1,850	2.1
VI Extraordinary income						
1 Gain on sale of fixed assets	8			215		
2 Gain on sale of investment securities	0	8	0.0	268	484	0.5
VII Extraordinary expenses						
1 Loss on sale of fixed assets	26			10		
2 Loss on disposal of fixed assets	70			139		
3 Loss on disposal of Inventories	—			29		
4 Shares in affiliate companies appraisal loss	—			46		
5 Retirement benefits paid to directors and statutory auditors	399			1,177		
6 Other	—	496	0.6	107	1,512	1.7
Net income before taxes		5,603	6.5		821	0.9
Taxes	203			190		
Corporation tax adjustment	71	274	0.3	-98	91	0.1
Minority interests in net income		-37	-0.0		-17	-0.0
Net income		5,291	6.2		712	0.8

3. Quarterly Consolidated Statement of Retained Earnings

	Current Quarter End of third quarter Fiscal year 2004		Reference: Fiscal year 2003 (to March 31, 2004)	
	Amount (million yen)		Amount (million yen)	
(Capital surplus)				
I Capital surplus at start of period		40,931		40,931
II Increase in capital surplus				
Gain on disposal of Treasury stock	0	0	—	—
III Capital surplus at end of quarter (full year)		40,931		40,931
(Retained earnings)				
I Retained earnings at start of period		38,208		37,919
II Increase in retained earnings				
1 Increase in retained earnings due to change in scope of consolidated group	23		21	
2 Net income	5,291	5,314	712	733
III Decline in retained earnings				
1 Dividends	883		445	
2 Directors' bonuses	69		—	
3 Reversal of reserve for land revaluation	6	959	—	445
IV Retained earnings at end of quarter (full year)		42,562		38,208

(Segment information)

By geographic region

Current Quarter End of third quarter Fiscal year 2004

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties Sales	50,498	15,284	18,625	1,318	85,726	—	85,726
(2) Intra-group sales Sales	24,267	343	238	573	25,423	(25,423)	—
Total	74,766	15,628	18,863	1,892	111,150	(25,423)	85,726
Operating expenses	69,106	15,963	18,864	1,720	105,654	(25,914)	79,740
Operating income (loss) (-)	5,659	-335	-0	172	5,496	490	5,986

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania.................Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Fiscal year 2003 (April 1, 2004 to March 31, 2004)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	48,438	17,470	19,983	1,664	87,557	—	87,557
(2) Intra-group sales	27,353	475	405	552	28,787	(28,287)	—
Total sales	75,791	17,946	20,389	2,216	116,344	(28,287)	87,557
Operating expenses	73,141	18,611	20,622	2,251	114,627	(29,471)	85,156
Operating income (loss) (-)	2,650	-665	-232	-34	1,717	683	2,401

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania.................Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Overseas sales

Current Quarter End of third quarter Fiscal year 2004

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	16,405	18,655	6,193	41,254
Consolidated Sales (million yen)	—	—	—	85,726
Overseas sales as a percentage of total consolidated sales (%)	19.1	21.8	7.2	48.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia

Asia and Oceania...........Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand

Fiscal year 2003 (April 1, 2004 to March 31, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,619	20,588	7,027	46,235
Consolidated Sales (million yen)	—	—	—	87,557
Overseas sales as a percentage of total consolidated sales (%)	21.3	23.5	8.0	52.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas.................United States , Brazil , Canada , Argentina ,Venezuela , Mexico

Europe....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia and Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Summary of Consolidated Financial and Business Results for the Fiscal Year 2004 (to March 31, 2005)

May 9, 2005

Company name	**Mori Seiki Co., Ltd.**	
Code No.	6141 Tokyo and Osaka Stock Exchanges	
	Head office location Aichi Prefecture	
(URL http://www.moriseiki.co.jp/)		
Representative	Title	President
	Name	Masahiko Mori
Contact	Title	Accounting & Finance BU General Manager
	Name	Morikuni Uchigasaki (TEL: 052-587-1835)
Resolution of the Board of Directors		May 9, 2005
Adoption of United States GAAP		No

1. Consolidated business results for fiscal year 2004 (April 1, 2004 to March 31, 2005)

(1) Consolidated business results Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2004	122,166	39.5	10,517	338.0	10,504	467.8
Fiscal year 2003	87,557	37.1	2,401	—	1,850	—

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2004	9,381	—	104.94	—	10.2	8.1	8.6
Fiscal year 2003	712	—	7.23	—	0.8	1.5	2.1

Note:

(1) Equity-method earnings	Fiscal year 2004	—million yen	Fiscal year 2003	—million yen
(2) Average number of shares in issue during the	Fiscal year 2004	88,295,559	Fiscal year 2003	88,906,352
(3) Changes in accounting procedure	None			

(4) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

(2) Consolidated financial position

	Total assets million yen	Shareholders' equity million yen	Shareholders' equity ratio %	Shareholders' equity per share yen	
Fiscal year 2004	135,631	96,442	71.1	1,094.	01
Fiscal year 2003	122,165	86,911	71.1	983.	18

Note: Year end Number of shares outstanding (Consolidated) Fiscal year 2004 88,049,873
Fiscal year 2003 88,398,452

(3) Consolidated Cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Balance of cash and cash equivalents at end of term
	million yen	million yen	million yen	million yen
Fiscal year 2004	6,853	-7,014	-2,436	12,772
Fiscal year 2003	4,469	-3,596	6,923	15,965

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 25

Number of non-consolidated subsidiaries accounted by the equity method: None

Number of affiliated companies accounted by the equity method: 1

(5) Changes in scope of consolidation and application of equity method

Consolidated subsidiaries (increase) 1 (decrease) 2

Equity method companies (increase) 1 (decrease) None

2. Consolidated earnings forecasts for Fiscal year 2005 (April 1, 2005 to March 31, 2006)

	Net sales	Ordinary income	Net income
	million yen	million yen	million yen
Interim	64,000	4,600	3,300
Full year	132,000	11,850	9,600

Reference: Forecast net income per share: 109.03 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 11 of the attached materials.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 30 consolidated subsidiaries, and six affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S.

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

○: Consolidated subsidiaries

* Non-consolidated subsidiaries

◇: Equity-method affiliates

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

Mori Seiki MÜNCHEN G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Precision, Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Non-equity method affiliates

Diagnosis, planning, design, and sale of machine tools and industrial robots

United Manufacturing Solutions Ltd. and four others

Notes: 1. Mori Seiki Precision ceased operations on December 15, 2002.

2. Mori Seiki Machine Sales ceased operations on March 31, 2004.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We decide the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness.

Regarding the allocation of profits the current fiscal year, we have decided to increase the dividend per share by 10 yen over the previous fiscal year, to 20 yen.

3. Target performance indicators

Our group aims to build a solid corporate structure, and become the number one company in the global machine tool industry (Global One), in order to cope with the rapidly changing business and market environments. We believe that improving our profit margin is essential to achieving this. We target an operating income margin (consolidated operating income to sales) of more than 10%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following:

(1) Mori-5 : Global market share of 5%

We intend to increase our market share of global orders, currently 3.4%, to 5.0%, by enhancing our marketing ability thorough forming marketing terms to match our customers and industry base. In particular, we intend to expand our marketing personnel to target the European and Asian markets where the demand for our products is relatively large. We will also respond to the demand from existing customers to replace the machines currently used with our latest machines.

(2) Mori-6 : Consolidated cost of sales of 60%

We intend to reduce the percentage of cost of sales to our total net sales, currently 66%, to 60%, by increasing our capacity to produce parts internally for our products and to standardize such parts so that they can be used for a variety of products produced by us. We also intend to increase our work output per employee by increasing the utilization of its machine processes and reducing work hours.

(3) Mori-8 : Establishing an 800 unit-per-month production

We intend to increase our monthly production capacity, currently 600 units, to 800 units, by aggressively installing new equipment and reducing production costs and lead time. We also intend to re-establish our supply and chain management strategy through co-operation with our suppliers in order to shorten procurement times.

5. Challenges

The business environment surrounding the machine tool industry can be described as favorable both inside and outside Japan, with machine tool demand underpinned by active investment spending in

automobile and construction equipment-related industries, the emergence of replacement demand for capital equipment installed around 1990, and expanding capital spending by manufacturers in Asia. Machine tool order statistics (from the Japan Machine Tool Builders' Association) show machine tool demand still running strong, supported by active domestic and overseas capital spending.

It has long been said that the machine tool industry is highly cyclical, subject to the swings in the overall economy. However, looking at the demand picture in the global machine tool market, as shown below, we actually see little volatility in machine tool demand since 1995. We would attribute this stability to economic growth in Asia, along with the development of more balanced machine tool markets in Japan, the Americas, Europe, and Asia. Over the next three years, we forecast machine tool market sales of at least $35 billion per annum. Based on this outlook, going forward we plan to make a fundamental shift in our strategy. Compared with our former approach, which has left sales and earnings overly dependant on the state of the business environment, we will take a more proactive stance, effectively utilizing market analysis and analysis of our internal environment in support of our goal of establishing Mori Seiki as the world's largest and most respected international manufacturer in the global machine tool market. (Global One)

Global demand for machine tools


USDMill
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005 (F)
2006 (F)
2007 (F)

Source: Gardner Publications, Inc.

6. Basic corporate governance policies and implementation of related measures

(1) Basic corporate governance policies

Our group aims to establish and maintain a management system that gives due attention to the interests of shareholders, with improved corporate governance and transparency of group operational management to shareholders and investors, while creating an organization capable of responding quickly and flexibly to changes in the operating environment. Along with measures aimed at improving corporate governance, we will also strive to foster an environment in which business is always conducted in accordance with high ethical standards.

(2) Implementation of corporate governance-related measures

(a) Corporate governance related to oversight of management decision-making, execution, and auditing

Having adopted the corporate auditor model of corporate governance, to assure its effectiveness we provide all members of the Board of Directors with the opportunity to express their independent views at board meetings. At this time, our Board of Directors does not include any directors from outside the company; however, we are working to expand the oversight provided by corporate auditors, increasing our corporate auditing board to five members, including three outside auditors. In 2002, the term served by individual directors was shortened from two years to one year in an effort to better define the management responsibilities of individual directors.

On August 16, 2004, a separate internal auditing department was established with the aim of providing expanded internal oversight.

For our accounting auditor we have appointed Ernst & Young Shin Nihon, with whom we are working to provide the management data needed to conduct a fair and impartial audit of company accounts.
Regarding legal counsel, we seek legal advice as the situation requires.

(b) Overview of personal ties, capital relationships, or other business ties between company and external members of the Board of Directors and outside auditors

Mori Seiki has no members from outside the company on its Board of Directors. Mori Seiki has no special business relationships with its outside auditor.

(c) Steps taken toward improving corporate governance during the last year

Meetings of the Board of Directors were held to decide on various matters as required by law and to approve major business decisions, as well as to review the administration of business operations.

Since the previous term, operating results have been disclosed on a quarterly basis.

As part of a coordinated investor relations program, during the previous fiscal year meetings for investors were held to explain interim and full-term results. During the current term, investor meetings were held to discuss interim and 3Q results.

Business results and financial performance

1. Business results

Despite uncertainty in the global economy caused by surging crude oil prices and an escalating risk of terrorism, the US economy continued to expand supported by a recovering employment market and tax incentives for capital spending; the European economy continued to gradually recover driven by external demand; and the Asian economy maintained high growth. The Japanese economy continued to expand driven by exports, particularly to Asia, and greater consumer spending, including for big-ticket items like automobiles.

In the machine tool industry, strong capital investment in the domestic automobile and construction equipment industries since last fiscal year spilled over to small and medium-sized manufacturers, which began replacing capital equipment installed around 1990. In overseas markets, automobile industries in Asia, particularly Thailand, Indonesia, and China, drove strong capital investment in the region. In the Americas and Europe, capital investment showed signs of a real recovery.

In this business environment, our results were as follows:

Consolidated (millions of yen)

	56th term Fiscal year 2003	57th term Fiscal year 2004	Change
Net sales	87,557	122,166	34,609
Operating income	2,401	10,517	8,116
Ordinary income	1,850	10,504	8,654
Net income	712	9,381	8,669

Non-consolidated (millions of yen)

	56th term Fiscal year 2003	57th term Fiscal year 2004	Change
Net sales	72,787	103,746	30,959
Operating income	1,336	8,354	7,017
Ordinary income	2,138	8,412	6,274
Net income	1,000	7,902	6,901

Factors behind the increase in sales and profits:

- Capital equipment demand expanded in domestic and overseas markets
- Production capacity increased due to the start of operations at the new Chiba plant and greater penetration of cell production
- Demand for the NL series, launched in June 2004, was greater than expected
- Tax incentives stimulated capital investment in the U.S.
- The proportion of new products, for which we have reduced the cost of sales, rose as a percentage of overall sales

2. Financial condition

(1) Cash flow in the current fiscal year (millions of yen)

	56th term Fiscal year 2003	57th term Fiscal year 2004	Change
Cash flow from operating activities	4,469	6,853	2,384
Cash flow from investing activities	-3,596	-7,014	-3,417
Cash flow from financing activities	6,923	-2,436	-9,359
Cash and cash equivalents at the end of the fiscal term	15,965	12,772	-3,193

- Cash flow from operating activities

Net operating cash flow increased 6,853 million yen in Fiscal year 2004 (Previous fiscal year: 4,469 million yen increase) due to 10,004 million yen in pre-tax net profit, a 4,683 million yen increase in inventory, and a 1,455 million yen increase in accounts payable; this was partially offset by a 6,724 million yen increase in accounts receivable.

- Cash flow used in investing activities

Net investing cash flow decreased 7,014 million yen in Fiscal year 2004 (Previous fiscal year: 3,596

million yen decrease) due to 5,935 million yen in outlays for the purchase of tangible fixed assets, and 660 million yen in outlays for the purchase of stock in affiliates.

・Cash flow used in financing activities

Net financing cash flow declined 2,436 million yen in Fiscal year 2004 (Previous fiscal year: 6,923 million yen increase) due to 2,584 million yen in outlays for the repayment of long-term debt, and 883 million yen in outlays for dividend payments, partially offset by 1,370 million yen in income from short-term borrowings.

(2) Trend in cash flow indices

	54th term Fiscal year 2001	55th term Fiscal year 2002	56th term Fiscal year 2003	57th term Fiscal year 2004
Shareholders' equity ratio (%)	82.5%	75.5%	71.1%	71.1%
Shareholders' equity ratio on market value (%)	84.3%	44.2%	71.3%	73.3%
Debt repayment (years)	0.5	—	4.6	2.8
Interest coverage ratio (times)	201.3	—	45.7	49.7

Notes: Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio based on market value: Market capitalization / total assets

Debt to annual cash flow ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

*These indices are calculated based on consolidated financial figures.

*Market capitalization: Closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

*We used operating cash flow from the consolidated cash flow statements for operating cash flow. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. We used 'interest paid' on the cash flow statement for interest payments.

*We have omitted the 'debt repayment (years)' and 'interest coverage ratio (x)' for the 55th term because net operating cash flow was negative.

3. Full-year forecast

Our forecasts for Fiscal year 2005 are as follows: (millions of yen)

	Interim (consolidated)	Interim(non-consolidated)	Full-year (consolidated)	Full-year(non-consolidated)
Net sales	64,000	56,000	132,000	115,000
Operating income	4,700	4,100	12,000	10,000
Ordinary income	4,600	4,100	11,850	9,800
Net income	3,300	3,100	9,600	8,300

These forecasts are based on the following assumptions:

- Average exchange rates of ¥107/$ and ¥128/€.
- We assume the first year of the Mori-568 Plan, which lasts for the three-year period from Fiscal 2005 to Fiscal 2007, trends in line with plan.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus U.S. dollar and euro

(4) Volatility in raw materials costs

(5) Change in political and economic relationships between Japan and the U.S. and China

(6) Rising terrorism risk due to changes in the international affairs climate

Consolidated balance sheets

		Previous consolidated fiscal year (A) (March 31, 2004)		Current consolidated fiscal year (B) (March 31, 2005)		Change (B-A)
	Note No.	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)
Assets						
I Current Assets						
1 Cash and deposits		15,968		12,775		
2 Notes and accounts receivable		20,352		27,765		
3 Inventories		17,621		21,069		
4 Deferred income taxes		352		198		
5 Consumption tax receivable		99		424		
6 Other		1,375		1,795		
7 Allowance for doubtful receivables		-193		-329		
Total current assets		55,575	45.5	63,699	47.0	8,123
II Fixed assets						
1 Property, plant and equipment	* 1					
(1) Buildings and structures		25,668		26,972		
(2) Machinery, equipment and vehicles		7,013		7,633		
(3) Land	* 5	20,886		21,672		
(4) Construction in progress		630		944		
(5) Other		2,362		2,686		
Total property, plant and equipment		56,561	46.3	59,909	44.2	3,348
2 Intangible fixed assets						
(1) Goodwill		1,644		1,239		
(2) Other	* 4	1,624		1,465		
Total Intangible fixed assets		3,268	2.7	2,704	2.0	-563
3 Investments and other assets						
(1) Investments in securities	* 3	6,327		8,715		
(2) Long-term prepaid expenses		188		366		
(3) Deferred income taxes		5		5		
(4) Other	* 3	280		230		
(5) Allowance for doubtful receivables		-41		—		
Total investments and other assets		6,760	5.5	9,317	6.8	2,557
Total fixed assets		66,589	54.5	71,931	53.0	5,342
Total assets		122,165	100.0	135,631	100.0	13,465

	Note Number	Previous consolidated fiscal year (March 31, 2004) Amount (million yen)	Percentage of total (%)	Current consolidated fiscal year (March 31, 2005) Amount (million yen)	Percentage of total (%)	Change (B-A) Amount (million yen)
Liabilities						
I Current liabilities						
1 Accounts payable		6,466		8,199		
2 Short-term loans		—		1,370		
3 Current portion of long-term debt		2,584		5,084		
4 Other accounts payable		3,373		4,496		
5 Accrued expenses		545		529		
6 Accrued income taxes		359		698		
7 Accrued consumption tax		42		41		
8 Deferred income taxes		115		169		
9 Other		848		2,152		
Total current liabilities		14,336	11.7	22,742	16.8	8,405
II Long-term liabilities						
1 Long-term debt		17,792		12,708		
2 Deferred income taxes		1,241		1,758		
3 Deferred income taxes on reserve for land revaluation	* 5	1,824		1,824		
Total long-term liabilities		20,857	17.1	16,290	12.0	-4,567
Total liabilities		35,194	28.8	39,032	28.8	3,838
(Minority interests)						
Minority interests		59	0.1	156	0.1	96
Shareholders' equity						
I Common stock	* 6	28,190	23.1	28,190	20.8	—
II Capital surplus		40,931	33.5	40,932	30.2	1
III Retained earnings		38,208	31.3	46,255	34.1	8,047
IV Reserve for land revaluation	* 5	-13,575	-11.1	-13,171	-9.7	404
V Net unrealized holding gain on securities		1,526	1.2	2,322	1.7	795
VI Translation adjustments		-2,862	-2.4	-2,236	-1.7	626
VII Treasury stock	* 6	-5,506	-4.5	-5,850	-4.3	-344
Total shareholders' equity		86,911	71.1	96,442	71.1	9,530
Total liabilities, minority interests, and shareholders' equity		122,165	100.0	135,631	100.0	13,465

Consolidated Statement of income

	Note	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)			Current consolidated fiscal year (April 1, 2004 to March 31, 2005)			Change (B-A)
		Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)
I Net sales			87,557	100.0		122,166	100.0	34,609
II Cost of sales			60,424	69.0		80,784	66.1	20,359
Gross profit			27,132	31.0		41,382	33.9	14,249
III Selling, general and administrative expenses	* 1,2		24,731	28.3		30,865	25.3	6,133
Operating income			2,401	2.7		10,517	8.6	8,116
IV Non-operating income								
1 Interest income		29			62			
2 Dividend income		48			50			
3 Foreign exchange gain		—			54			
4 Other		174	252	0.3	97	264	0.2	12
V Non-operating expenses								
1 Interest expense		102			136			
2 Foreign exchange loss		261			—			
3 Fees and commissions		273			79			
4 Other		165	803	0.9	60	276	0.2	-526
Ordinary income			1,850	2.1		10,504	8.6	8,654
VI Extraordinary income								
1 Gain on sale of fixed assets	* 3	215			15			
2 Gain on sale of investments in securities		268	484	0.5	0	15	0.0	-468
VII Extraordinary expenses								
1 Loss on sale of fixed assets	* 4	10			28			
2 Loss on disposal of fixed assets	* 5	139			87			
3 Loss on inventory disposal		29			—			
4 Loss on devaluation of investments in securities		46			—			
5 Retirement benefits paid to directors and statutory auditors		1,177			399			
6 Loss on termination of leases		107	1,512	1.7	—	516	0.4	-996
Income before income taxes			821	0.9		10,004	8.2	9,182
Income taxes		190			411			
Corporation tax adjustment		-98	91	0.1	118	529	0.4	438
Minority interests in net income			-17	-0.0		-93	-0.1	-75
Net income			712	0.8		9,381	7.7	8,669

Consolidated statement of retained earnings

		Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)		Current consolidated fiscal year (April 1, 2004 to March 31, 2005)	
	Note	Amount	(million yen)	Amount	(million yen)
(Capital surplus)					
I Capital surplus at start of period			40,931		40,931
II Increase in capital surplus					
Gain on disposal of Treasury stock		—	—	1	1
III Capital surplus at end of quarter (full year)			40,931		40,932
(Retained earnings)					
I Retained earnings at start of period			37,919		38,208
II Increase in retained earnings					
1 Increase in retained earnings due to change in scope of consolidated group		21		23	
2 Net income		712	733	9,381	9,404
III Decline in retained earnings					
1 Dividends		445		883	
2 Bonuses to directors and statutory auditors		—		69	
3 Reversal of reserve for land revaluation		—	445	404	1,357
IV Retained earnings at end of quarter (full year)			38,208		46,255

Consolidated Statement of Cash flows

		Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
	Note	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests		821	10,004
2 Depreciation and amortization		4,999	5,099
3 Loss on sale of fixed assets		10	28
4 Loss on disposal of fixed assets		139	87
5 Gain on sale of fixed assets		-215	-15
6 Gain on sale of investments in securities		-268	-0
7 Loss on devaluation of investments in securities		46	—
8 Consolidated adjustment account write-offs		75	82
9 Increase in allowance for doubtful receivables		130	43
10 Decrease in accrued bonuses		-1,519	—
11 Interest and dividend income		-77	-112
12 Interest expense		102	136
13 Unrealized exchange gain		—	-56
14 Unrealized exchange loss		221	—
15 Notes and accounts receivable		-3,425	-6,724

16 Decrease (increase) in inventories		3,577	-4,683
17 Increase in accounts payable		759	1,455
18 Decrease (increase) in uncollected consumption tax		249	-325
19 Increase (decrease) in unpaid consumption tax		-25	27
20 Increase (decrease) in other accounts payable		-679	1,047
21 Bonuses to directors and statutory auditors		—	-69
22 Other		-446	982
Sub-total		4,475	7,008
23 Interest and dividend income received		77	112
24 Interest paid		-97	-137
25 Income tax (paid) refunded		14	-129
Cash flow from operating activities		4,469	6,853
II Cash flow from investing activities			
1 Net change in fixed-term deposits		69	—
2 Increase in investments in securities		—	-299
3 Proceeds from sale of investment securities		1,481	0
4 Increase in investment in a subsidiary and an affiliate companies		-100	-660
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		—	-40
6 Proceeds from sale of property, plant and equipment		426	242
7 Purchase of property, plant and equipment		-4,469	-5,935
8 Purchase of other assets		-853	-395
9 Other		-151	72
Cash flow from investing activities		-3,596	-7,014
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans		-7,000	1,370
2 Proceeds from long-term debt		20,000	—
3 Repayment of long-term debt		-84	-2,584
4 Redemption of bonds		-5,075	—
5 Proceeds from disposal of Treasury stock		—	7
6 Purchase of Treasury stock		-478	-350
7 Cash Dividend		-445	-883
8 Proceed from minority interests		6	3
Cash flow from financing activities		6,923	-2,436
IV Effect of exchange rate changes on cash and cash equivalents		-144	-111
V Increase (decrease) in cash and cash equivalents		7,651	-2,708
VI Cash and cash equivalents at beginning of the year		8,380	15,965
VII Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		-67	-484
VIII Cash and cash equivalents at end of the year		15,965	12,772

Notes related to the preparation of the consolidated financial statements

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
1 Scope of consolidated group (1) Consolidated subsidiaries	26 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiary Mori Seiki Precision is omitted from the consolidated accounts due to its decline in importance during the fiscal	25 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki High-tech (now Mori Seiki Kosan, ltd.) and Mori Seiki Machine Sales, Ltd. are omitted from the consolidated

	year. Mori Seiki AUSTRALIA PTY LIMITED, PT. Mori Seiki INDONESIA, Mori Seiki MID-AMERICAN SALES INC., Mori Seiki DISTRIBUTOR SERVICES,INC., and Mori Seiki Trading, Ltd. are included as consolidated subsidiaries from the current consolidated fiscal year following their establishment.	accounts due to their decline in importance during the fiscal year. MS SYFRAMO S.A.S. is included as a consolidated subsidiary from the current consolidated fiscal year following its acquisition by the Company.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Reasons for exclusion from consolidated group Both non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	Non-consolidated subsidiary names Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name	None .	(one company) Watanabe Seiko's Co., Ltd. Watanabe Seikosho Co., Ltd. is included as an equity-method affiliate from the current consolidated fiscal year following the further acquisition of shares.
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements and are not important for the overall group.	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method Unchanged

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
3 Fiscal year end of consolidated subsidiaries	Two consolidated subsidiaries have end-December fiscal year-ends, and 24 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are	Three consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December

	reported based on pro-forma financial statements as of the consolidated close of accounts.	year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets (1) Investments in securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ……Stated at cost using the moving average method	Unchanged
(2) Inventories	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ……Stated at cost using the moving average method Supplies……Stated at cost using the last purchase price method	Unchanged
(3) Net liabilities resulting from derivatives transactions	Stated at market value.	Unchanged
(2) Depreciation (1) Property, plant and equipment	Declining balance method, although the straight line method is used for overseas consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years	Unchanged
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)	Unchanged

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
(3) Standard for inclusion of reserves		
(1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
(2) Bonus reserves	——— (Additional information) The Company and its consolidated subsidiaries conventionally established a reserve for the payment of bonuses to employees on the basis of estimated payments. In line with the adoption of a target management system for employees during the current fiscal year, and the introduction of an evaluation system linked to this, the compensation system was revised and the period to which bonus payments are applied was changed. As a result, the period to which bonus payments apply now aligns with the Company's fiscal year, and the date of bonus payment now falls within the fiscal year to which it applies. This eliminates the need for the reserve.	———
(4) Conversion of foreign currency-denominated assets and liabilities of consolidated group companies	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.	Unchanged
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	Unchanged

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
(6) Hedge accounting (1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.	Unchanged
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
(7) Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged
5 Assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are stated at market value.	Unchanged
6 Consolidated adjustment account	The consolidated adjustment account is depreciated on a straight line basis over five years.	Unchanged
7 Distribution of retained earnings	The consolidated statement of retained earnings is based on the Company's distribution of retained earnings as determined during the fiscal year.	Unchanged
8 Definition of current assets in the consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.	Unchanged

Additional information

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
———	In accordance with the law on amendment of local tax laws, effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 235 million yen, and operating income, ordinary income, and net income before taxes decreased by 235 million yen.

Notes

(Consolidated balance sheets)

Previous consolidated fiscal year (March 31, 2004)	Current consolidated fiscal year (March 31, 2005)
* 1 Cumulative depreciation of property, plant and equipment 65,255 million yen	* 1 Cumulative depreciation of property, plant and equipment 68,778 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 241 others) 1,532 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,091 million yen
* 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 332 million yen Investments and other assets Other (capital) 3 million yen	* 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 1,092 million yen Investments and other assets Other (capital) 4 million yen
* 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 150 million yen	* 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 107 million yen
* 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book -2,562 million yen	* 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,171 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book -5,219 million yen

value after revaluation			value after revaluation		
* 6 Total number of shares in issue	Common shares	94,775 thousand	* 6 Total number of shares in issue	Common shares	94,775 thousand
Number of Treasury shares held by the Company	Common shares	6,376 thousand	Number of Treasury shares held by the Company	Common shares	6,725 thousand

Previous consolidated fiscal year (March 31, 2004)	Current consolidated fiscal year (March 31, 2005)
———	7 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen

(Consolidated Statements of income)

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)		Current consolidated fiscal year (April 1, 2004 to March 31, 2005)	
* 1 Principal items of selling expenses and general administrative expenses		* 1 Principal items of selling expenses and general administrative expenses	
Freight	3,662 million yen	Freight	5,568 million yen
Sales promotion expenses	2,750 million yen	Sales promotion expenses	2,831 million yen
Salaries and bonuses	5,660 million yen	Salaries and bonuses	7,769 million yen
Retirement benefits	199 million yen	Retirement benefits	213 million yen
Depreciation	1,876 million yen	Depreciation	1,816 million yen
Fees and commissions	1,304 million yen	Fees and commissions	1,732 million yen
Research and development expenses	3,254 million yen	Research and development expenses	3,572 million yen
Consolidated adjustment account depreciation	75 million yen	Consolidated adjustment account depreciation	82 million yen
Addition to allowance for doubtful receivables	58 million yen	Addition to allowance for doubtful receivables	53 million yen
* 2 Total research and development expenses (general administrative expense)	3,254 million yen	* 2 Total research and development expenses (general administrative expense)	3,572 million yen
* 3 Gain on sale of fixed assets (breakdown)		* 3 Gain on sale of fixed assets (breakdown)	
Machinery, equipment and vehicles	215 million yen	Buildings and structures	3 million yen
		Machinery, equipment and vehicles	4 million yen
		Land	6 million yen
		Other (furniture and equipment)	0 million yen
		Total	15 million yen
* 4 Loss on sale of fixed assets (breakdown)		* 4 Loss on sale of fixed assets (breakdown)	
Machinery, equipment and vehicles	10 million yen	Machinery, equipment and vehicles	0 million yen
		Land	26 million yen
		Other (furniture and equipment)	1 million yen
		Total	28 million yen
* 5 Loss on disposal of fixed assets (breakdown)		* 5 Loss on disposal of fixed assets (breakdown)	
Buildings and structures	91 million yen	Buildings and structures	0 million yen
Machinery, equipment and vehicles	28 million yen	Machinery, equipment and vehicles	86 million yen
Other(furniture and equipment)	19 million yen	Other (furniture and equipment)	1 million yen
Total	139 million yen	Total	87 million yen

(Consolidated Statement of Cash flows)

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)		Current consolidated fiscal year (April 1, 2004 to March 31, 2005)	
1 Relation between end-of-term cash and cash equivalents and amounts stated on the consolidated balance sheets	Cash and deposits account	15,968 million yen	Cash and deposits account	12,775 million yen
	Term deposits with terms in excess of three months	-3 million yen	Term deposits with terms in excess of three months	-3 million yen
	Cash and cash equivalents balance at end of term	15,965 million yen	Cash and cash equivalents balance at end of term	12,772 million yen
2 Principal assets and liabilities of newly acquired consolidated subsidiaries	———		The breakdown of assets and liabilities of MS SYFR AMO S.A.S. at the time of its consolidation due to the Company's acquisition of its stock, as well as the expenditure made in acquiring MS SYFRAMO S.A.S. stock are as follows:	
			Current Assets	431 million yen
			Fixed assets	20 million yen
			Consolidated adjustment account	38 million yen
			Current liabilities	-260 million yen
			Long-term liabilities	-16 million yen
			MS SYFRAMO S.A.S. stock acquisition price	213 million yen
			Cash and cash equivalents	-172 million yen
			Net expenditure on the acquisition of MS SYFRAMO S.A.S.	40 million yen

(Lease accounting)

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
Lessee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		
(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term	See table (previous year) below. The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	See table (current year) below. Unchanged
(2) Balance of remaining lease charges at the end of the term	Less than one year 452 million yen More than one year 1,244 million yen Total 1,696 million yen The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Less than one year 511 million yen More than one year 1,317 million yen Total 1,828 million yen Unchanged
(3) Equivalent of lease payments and depreciation	Lease payments 453 million yen Depreciation equivalent 453 million yen	Lease payments 459 million yen Depreciation equivalent 459 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
2 Operating leases Remaining lease payments	Less than one year 299 million yen More than one year 955 million yen Total 1,254 million yen	Less than one year 306 million yen More than one year 718 million yen Total 1,025 million yen

Previous consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,286	719	1,566
furniture and equipment	237	107	130
Total	2,524	827	1,696

Current consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,857	1,086	1,770
furniture and equipment	115	57	58
Total	2,972	1,144	1,828

Marketable securities

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	3,420	5,986	2,565
Sub-total	3,420	5,986	2,565
Securities whose carrying value does not exceed their acquisition costs	—	—	—
Sub-total	—	—	—
Total	3,420	5,986	2,565

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	Amount of sale (million yen)	Profit on sale (million yen)	Loss on sale (million yen)
Other marketable securities	1,481	268	—

3 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	8

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	200
Affiliated companies' stock	132

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Difference (million yen)
Securities whose carrying value exceeds their acquisition costs	3,720	7,623	3,902
Sub-total	3,720	7,623	3,902
Securities whose carrying value does not exceed their acquisition costs	—	—	—
Sub-total	—	—	—
Total	3,720	7,623	3,902

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	sale amount (million yen)	Gain on sale (million yen)	Loss on sale (million yen)
Other marketable securities	0	0	—

3 Marketable securities not reported at market value
Stock of subsidiary and affiliated companies

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	792

Derivative Financial Instruments

1 Derivatives transactions

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
(1) Nature of transactions To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company applies hedge accounting within the scope of the needs arising from the underlying items hedged.	(1) Nature of transactions Unchanged
(2) Policy regarding the use of derivatives transactions. Derivatives transactions are limited to the scope of the needs arising from the underlying items hedged. Derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.	(2) Policy regarding the use of derivatives transactions Unchanged
(3) Purpose The Company is constantly exposed to the risk of fluctuation in foreign currency exchange rates in its normal operations. In the interests of stability and efficiency, it sees a need to minimize this risk and to create an environment in which it can concentrate on the issues facing its core business. The Company applies hedge accounting to its derivatives transactions.	(3) Purpose Unchanged
(1) Hedge accounting Deferred hedge accounting.	(1) Hedge accounting Unchanged
(2) Items to be hedged, and methodology Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	(2) Items to be hedged, and methodology Unchanged
(3) Hedging policy......Consolidated In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	(3) Hedging policy Unchanged
(4) Assessing effectiveness......The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	(4) Assessing effectiveness Unchanged
(4) Derivatives trading risks The Company utilizes derivates as hedges to reduce the inherent risk to its assets and liabilities. These transactions are not likely to have a major impact on the performance of the company. Derivatives trading is limited to highly credit-worthy financial institutions acting as counterparties, virtually eliminating counterparty default risk in the view of management.	(4) Derivatives trading risks Unchanged
(5) Risk management of derivatives transactions In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits, and the status of all open derivatives positions subject to approval by the director responsible. The Company's	(5) Risk management of derivatives transactions Unchanged

consolidated subsidiaries do not engage in derivatives transactions.	

2 Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	End of previous consolidated fiscal year (March 31, 2004)				End of current consolidated fiscal year (March 31, 2005)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions								
	Sell:								
	U.S. dollars	1,243	—	1,228	15	2,331	—	2,396	(64)
	Euro	5,531	—	5,425	106	4,939	3,583	5,041	(102)
	Pound sterling	551	—	532	19	—	—	—	—
	Australian dollars	100	—	95	4	193	—	195	(1)
Total		7,427	—	7,282	144	7,464	3,583	7,633	(169)

Notes: 1 Calculation of market value
Foreign exchange hedges……Based on futures market pricing..
2 hedge accounting: Items subject to deferred hedge accounting are not disclosed..

(Retirement benefits)

1 Overview of retirement benefit accounting

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

The Company in March 2003 dissolved its employees' welfare Pension Fund Plan and implemented an employees' defined contribution pension plan.

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)

The Company utilizes an employees' defined contribution pension plan.

2 Pension benefit obligation

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

and

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)

None

3 Retirement benefits (breakdown)

	Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
Contributions to defined benefit pension plan	547	592

4 Basis for calculation of pension benefit obligation

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

and

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)

None

(Tax-effective accounting)

	Previous consolidated fiscal year (March 31, 2004)		Current consolidated fiscal year (March 31, 2005)	
1 Principal causes of deferred income taxes and deferred tax liability	(1) Current		(1) Current	
	Deferred tax assets		Deferred tax assets	
	Inventories	33 million yen	Inventories	90 million yen
	Allowance for doubtful receivables	38 million yen	Allowance for doubtful receivables	26 million yen
	loss carried forward	104 million yen	loss carried forward	6 million yen
			Unpaid business taxes	87 million yen
	Other	227 million yen	Other	244 million yen
	Deferred income taxes Sub-total	404 million yen	Deferred income taxes Sub-total	454 million yen
	Appraisal reserve	-51 million yen	Appraisal reserve	-256 million yen
	Deferred tax Total assets	352 million yen	Deferred tax Total assets	198 million yen
	Deferred tax liability		Deferred tax liability	
	Other	115 million yen	Other	169 million yen
	Deferred tax liability Total	115 million yen	Deferred tax liability Total	169 million yen
	(2) Non-current		(2) Non-current	
	Deferred tax assets		Deferred income tax assets	
	Investments in securities appraisal loss	1,048 million yen	Investments in securities appraisal loss	1,044 million yen
	loss carried forward	7,598 million yen	loss carried forward	4,079 million yen
	Other	71 million yen	Other	121 million yen
	Deferred income taxes Sub-total	8,718 million yen	Deferred income taxes Sub-total	5,246 million yen
	Appraisal reserve	-8,509 million yen	Appraisal reserve	-5,077 million yen
	Total deferred tax assets	208 million yen	Total deferred tax assets	168 million yen
	Deferred tax liability offset	-203 million yen	Deferred tax liability offset	-163 million yen
	Net deferred tax assets	5 million yen	Net deferred tax assets	5 million yen
	Deferred tax liability		Deferred tax liability	
	Extraordinary disposal reserve	124 million yen	Extraordinary disposal reserve	77 million yen
	Asset reduction reserve	130 million yen	Asset reduction reserve	125 million yen
	Other marketable securities differential	1,038 million yen	Other marketable securities differential	1,580 million yen
	Other	151 million yen	Other	137 million yen
	Total deferred tax liability	1,444 million yen	Total deferred tax liability	1,921 million yen
	Deferred income taxes offset	-203 million yen	Deferred income taxes offset	-163 million yen
	Net deferred tax liability	1,241 million yen	Net deferred tax liability	1,758 million yen

	Deferred tax liability related to revaluation	1,824 million yen	Deferred tax liability related to revaluation	1,824 million yen

	Previous consolidated fiscal year (March 31, 2004)		Current consolidated fiscal year (March 31, 2005)	
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	Statutory tax rate	41.41%	Statutory tax rate	40.49%
	(adjustment)		(adjustment)	
	Entertainment and other expenses not admissible as losses	2.21%	Entertainment and other expenses not admissible as losses	1.61%
	Dividend income and other profits not admissible as losses	-1.14%	Dividend income and other profits not admissible as losses	-0.09%
	Resident's tax equalization	5.45%	Resident's tax equalization	0.44%
	Temporary differential related to investment in subsidiaries	3.79%	Temporary differential related to investment in subsidiaries	0.30%
	Appraisal reserve	-13.48%	Appraisal reserve	-35.24%
	Elimination of unrealized loss on inventories	-29.64%	Elimination of unrealized loss on inventories	-2.62%
	Other	2.55%	Other	1.34%
	Income tax rate after adjustment for tax-effective accounting	11.15%	Income tax rate after adjustment for tax-effective accounting	6.23%

(Segment information)

By business

Fiscal year 2003 (April 1, 2003 to March 31, 2004)

As the machine tool business segment record more than 90% of the net sales of all business segments and of the total value of the total operating income of the business which recorded operating income, and of the total assets of all business segments, the disclosure of business segment information has been omitted.

Fiscal year 2004 (April 1, 2004 to March 31, 2005)

As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and sales markets, the disclosure of business segment information has been omitted.

By geographic region

Fiscal year 2003 (April 1, 2003 to March 31, 2004)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	48,438	17,470	19,983	1,664	87,557	—	87,557
(2) Intra-group sales Sales	27,353	475	405	552	28,787	(28,787)	—
Total	75,791	17,946	20,389	2,216	116,344	(28,787)	87,557
Operating expenses	73,141	18,611	20,622	2,251	114,627	(29,471)	85,156
Operating income (loss) (-)	2,650	-665	-232	-34	1,717	683	2,401
□ Assets	99,018	10,211	13,072	1,913	124,216	(2,050)	122,165

Notes: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 18,046 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.

3 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	71,977	22,972	25,163	2,052	122,166	—	122,166
(2) Intra-group sales	35,765	527	485	847	37,626	(37,626)	—
Total sales	107,743	23,500	25,648	2,900	159,793	(37,626)	122,166
Operating expenses	97,753	23,917	25,605	2,569	149,847	(38,197)	111,649
Operating income (loss)	9,989	-416	42	330	9,946	571	10,517
□ Assets	117,698	11,077	14,598	2,496	145,870	(10,239)	135,631

Note: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 10,240 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.

3 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Overseas sales

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,619	20,588	7,027	46,235
□ Consolidated Sales (million yen)	—	—	—	87,557
Overseas sales as a percentage of total consolidated sales (%)	21.3	23.5	8.0	52.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,034	25,108	9,003	59,146
□ Consolidated Sales (million yen)	—	—	—	122,166
Overseas sales as a percentage of total consolidated sales (%)	20.5	20.5	7.4	48.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States , Brazil , Canada , Argentina , Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia

Asia and / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Dealings with related parties

Previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (April 1, 2004 to March 31, 2005)
None	Unchanged

Summary of Non-consolidated Financial and Business Results for the Fiscal year 2004 (to March 31, 2005)

May 9, 2005

Company name	**Mori Seiki Co., Ltd.**		
Code No.	6141 Tokyo and Osaka Stock Exchanges Head office location Aichi Prefecture		
(URL http://www.moriseiki.co.jp/)			
Representative		Title	President
		Name	Masahiko Mori
Contact		Title	Accounting & Finance BU General Manager
		Name	Morikuni Uchigasaki (TEL:052-587-1835)
Resolution of the Board of Directors			May 9, 2005 Share unit: 100 shares
Date of Annual Shareholders' Meeting			June 29, 2005

1. Non-consolidated business results for fiscal year 2004 (April 1, 2004 to March 31, 2005)

(1) Consolidated business results Note: Fractions of one million are omitted.

1. Non-consolidated business results for fiscal year 2004 (April 1, 2004 to March 31, 2005)

(1) Business results Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2004	103,746	42.5	8,354	524.9	8,412	293.4
Fiscal year 2003	72,787	32.2	1,336	—	2,138	—

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2004	7,902	689.7	88. 19	—	9.0	6.9	8.1
Fiscal year 2003	1,000	—	10. 47	—	1.2	1.8	2.9

(1) Average number of shares in issue — Fiscal year 2004: 88,295,559; Fiscal year 2003: 88,906,352

(2) Changes in accounting procedure — None

(3) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

(2) Dividends

	Annual dividends per share			Dividends Annual	Payout ratio	Shareholders' equity
		Interim	Year end			
	yen	yen	yen	million yen	%	%
Fiscal year 2004	20 00	0. 00	20. 00	1,760	22.3	1.9
Fiscal year 2003	10 00	0. 00	10. 00	883	88.3	1.1

Note: Fiscal year 2004 Year end Dividends (breakdown) commemorative dividend zero, special dividend zero

(3) Balance sheet position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Fiscal year 2004	125,809	91,453	72.7	1,037 35
Fiscal year 2003	116,518	84,051	72.1	950 82

Note: (1) Year end Number of shares outstanding — Fiscal year 2004 88,049,873; Fiscal year 2003 88,398,452

(2) Year end Treasury stock — Fiscal year 2004 6,725,554; Fiscal year 2003 6,376,975

2. Fiscal year 2005 forecasts (April 1, 2005 to March 31, 2006)

	Net sales	Ordinary income	Net income	Annual dividends per share		
				Interim	Year end	
	million yen	million yen	million yen	yen	yen	yen
Interim	56,000	4,100	3,100	0 00	—	—
Full year	115,000	9,800	8,300	—	20 0	20 0

Reference: Forecast net income per share: 94.26 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 11 of the attached materials.

Balance sheets for the years ending March 31, 2004 and 2005

		Previous fiscal year (March 31, 2004)			Current fiscal year (March 31, 2005)			Change	
	Note Number	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)	
Assets									
I Current Assets									
1 Cash and deposits			12,790			8,892			
2 Notes receivable			617			809			
3 Accounts receivable	* 5		18,809			23,727			
4 Merchandise			27			27			
5 Finished goods			1,498			4,310			
6 Raw materials			5,898			8,001			
7 Work-in-process			3,707			4,287			
8 Supplies			81			71			
9 Deferred income taxes			51			40			
10 Consumption tax receivable			99			382			
11 Other accounts receivable	* 5		1,425			156			
12 Short-term loans	* 5		1,474			585			
13 Other			932			1,478			
14 Allowance for doubtful receivables			-153			-186			
Total current assets			47,260	40.6		52,584	41.8		5,324
II Fixed assets									
1 Property, plant and equipment	* 1								
(1) Buildings			21,050			22,204			
(2) Structures			1,116			1,054			
(3) Machinery and equipment			6,187			6,607			
(4) Vehicles			33			50			
(5) furniture and equipment			1,942			2,215			
(6) Land	* 6		18,313			18,789			
(7) Construction in progress			305			39			
Total property, plant and equipment			48,948	42.0		50,961	40.5		2,012
2 Intangible fixed assets									
(1) Goodwill			1,600			1,200			
(2) Software			992			996			
(3) Software in progress			419			290			
(4) Telephone rights			19			19			
Total intangible fixed assets			3,032	2.6		2,507	2.0		-525
3 Investments and other assets									
(1) Investments in securities			5,995			7,623			
(2) Shares in affiliate companies			8,230			8,893			
(3) Investments in affiliate companies			2,707			2,707			
(4) Doubtful and other investments			41			—			
(5) Long-term prepaid expenses			180			365			
(6) Other			163			166			
(7) Allowance for doubtful receivables			-41			—			
Total investments and other assets			17,277	14.8		19,756	15.7		2,479
Total fixed assets			69,258	59.4		73,225	58.2		3,966
Total assets			116,518	100.0		125,809	100.0		9,290

		Previous fiscal year (March 31, 2004)			Current fiscal year (March 31, 2005)			Change (B-A)	
	Note Number	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)	
Liabilities									
I Current liabilities									
1 Accounts payable			5,415			7,504			
2 Current portion of long-term debt			2,500			5,000			
3 Other accounts payable			2,944			4,162			
4 Accrued expenses			443			437			
5 Accrued income taxes			134			326			
6 Advances received			438			504			
7 Deposits received			176			129			
8 Other			—			346			
Total current liabilities			12,052	10.4		18,411	14.6		6,358
II Long-term liabilities									
1 Long-term debt			17,500			12,500			
2 Deferred income taxes			1,090			1,620			
3 Deferred income taxes on reserve for land revaluation	* 6		1,824			1,824			
Total long-term liabilities			20,414	17.5		15,944	12.7		-4,469
Total liabilities			32,467	27.9		34,356	27.3		1,888
Shareholders' equity									
I Common stock	* 3		28,190	24.2		28,190	22.4		—
II Capital surplus									
1 Capital reserve			40,931			40,931			
2 Other Capital surplus									
Gain on disposal of Treasury stock			—			1			
Total capital surplus			40,931	35.1		40,932	32.5		1
III Retained earnings									
1 Legal reserve			2,650			2,650			
2 General reserve									
(1) Extraordinary disposal reserve		267			183				
(2) Asset reduction reserve		198			191				
(3) Other reserve		27,700	28,166		25,600	25,974			
3 Unappropriated retained earnings			1,668			10,405			
Total retained earnings			32,485	27.9		39,030	31.0		6,544
IV Reserve for land revaluation	* 6		-13,575	-11.7		-13,171	-10.4		404
V Net unrealized holding gain on securities			1,526	1.3		2,322	1.8		795
VI Treasury stock	* 4		-5,506	-4.7		-5,850	-4.6		-344
Total shareholders' equity			84,051	72.1		91,453	72.7		7,402
Total liabilities and shareholders' equity			116,518	100.0		125,809	100.0		9,290

Statements of income for the years ending March 31, 2004 and 2005

	Note Number	Previous fiscal year (April 1, 2003 to March 31, 2004)			Current fiscal year (April 1, 2004 to March 31, 2005)			Change (B-A)	
		Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)	
I Net sales	* 1		72,787	100.0		103,746	100.0		30,959
II Cost of sales			53,554	73.6		72,562	69.9		19,008
Gross profit			19,233	26.4		31,184	30.1		11,951
III Selling, general and administrative expenses	* 2,3		17,896	24.6		22,830	22.0		4,933
Operating income			1,336	1.8		8,354	8.1		7,017
IV Non-operating income									
1 Interest income		53			23				
2 Dividend income	* 1	1,105			50				
3 Foreign exchange gain		—			100				
4 Rental income		—			37				
5 Other		43	1,201	1.7	35	248	0.2		-953
V Non-operating expenses									
1 Interest expense		62			92				
2 Interest on bonds		16			—				
3 Foreign exchange loss		243			—				
4 Fees and commissions		73			90				
5 Other		4	400	0.6	7	190	0.2		-210
Ordinary income			2,138	2.9		8,412	8.1		6,274
VI Extraordinary income									
1 Gain on sale of fixed assets	* 4	31			14				
2 Gain on sale of investments in securities		268	300	0.4	0	15	0.0		-285
VII Extraordinary expenses									
1 Loss on sale of fixed assets	* 5	8			26				
2 Loss on disposal of fixed assets	* 6	135			86				
3 Loss on devaluation of investments in securities		9			—				
4 Loss on devaluation of shares in affiliate companies		37			—				
5 Loss on liquidation of affiliate companies		141			—				
6 Retirement benefits paid to directors and statutory auditors		1,177	1,510	2.0	369	482	0.4		-1,027
Income before income taxes			928	1.3		7,944	7.7		7,015
Income taxes		42			42				
Corporation tax adjustment		-114	-72	-0.1	—	42	0.1		114
Net income			1,000	1.4		7,902	7.6		6,901
Unappropriated retained earnings brought forward			667			2,907			
Reversal of reserve for land revaluation			—			-404			
Unappropriated retained earnings			1,668			10,405			

Proposed Appropriation of Unappropriated Retained Earnings for the years ending March 31, 2004 and 2005

	Note Number	Previous fiscal year (June 25, 2004)		Current fiscal year (June 29, 2005)		Change	
		Amount	(million yen)	Amount	(million yen)	Amount	(million yen)
I Unappropriated retained earnings			1,668		10,405		8,736
II General reserve reversal							
1 Extraordinary disposal reserve reversal		84		68			
2 Asset reduction reserve reversal		7		6			
3 Other reserve reversal		2,100	2,191	—	75		-2,116
Total			3,860		10,481		6,620
III Appropriated earnings							
1 Dividends		883		1,760			
2 Directors' bonuses (Bonuses to statutory auditors)		69 (10)		115 (16)			
3 General reserve							
Other reserve		—	953	7,000	8,876		7,923
IV Unappropriated retained earnings carried forward			2,907		1,604		-1,302

Note: Dividends per share: Previous term 10.0 yen, current term 20.0 yen.

Important accounting policies

	Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.	(1) Other investments in securities Unchanged (2) Shares in subsidiaries and affiliated companies Unchanged
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value	Unchanged

3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ……Stated at cost using the average method Raw materials ……Stated at cost using the moving average method Supplies……Stated at cost using the last purchase price method	Unchanged
4 Depreciation of fixed assets (1) Property, plant and equipment	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years	Unchanged
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).	Unchanged
5 Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged

	Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
(2) Bonus reserve	——— (Additional information) The Company conventionally established a reserve for the payment of bonuses to employees on the basis of estimated payments. In line with the adoption of a target management system for employees during the current fiscal year, and the introduction of an evaluation system linked to this, the compensation system was revised and the period to which bonus payments are applied was changed. As a result, the period to which bonus payments apply now aligns with the Company's fiscal year, and the date of bonus payment now falls within the fiscal year to which it applies. This eliminates the need for the reserve.	———
6. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.	Unchanged
7 hedge accounting		
(1) hedge accounting methodology	Deferred hedge accounting.	Unchanged
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
8 Other significant issues		
(1) Consumption tax	Sales are included net of consumption tax.	Unchanged

Changes in presentation

Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
(Balance sheets) 'Other accounts receivable', shown until the previous term as a part of 'Other Current Assets', are now shown separately as an item in Current assets, as they represent more than 1% of assets. 'Other accounts receivable' in the previous term totaled 241 million yen.	(Statement of income) 'Rental income', shown until the previous term as a part of 'Other Non-operating income', is now shown separately as an item in Non-operating income, as it represents more than 10% of the total. 'Rental income' in the previous term totaled 18 million yen

Additional information

Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
———	In accordance with the law on amendment of local tax laws, effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 230 million yen, and operating income, ordinary income, and net income before taxes decreased by 230 million yen.

Notes

Balance sheets

Previous fiscal year (March 31, 2004)	Current fiscal year (March 31, 2005)
* 1 Cumulative depreciation of property, plant and equipment 61,479 million yen	* 1 Cumulative depreciation of property, plant and equipment 64,437 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 241 others) 1,532 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 305 others) 2,091 million yen
* 3 Number of authorized shares Common stock 157,550 thousand * 4 Total number of shares in issue Common stock 94,775 thousand	* 3 Number of beneficiary rights Common stock 157,550 thousand * 4 Total number of shares in issue Common stock 94,775 thousand
Number of Treasury shares held by the Company Common stock 6,376 thousand	Number of Treasury shares held by the Company Common stock 6,725 thousand
* 5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 7,708 million yen Short-term loans 1,474 million yen Other accounts receivable 1,424 million yen	* 5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 9,271 million yen
* 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,575 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002	* 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,171 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and -5,219 million yen

(3) Differential between market value of land at the end of the term and the book value after revaluation -2,562 million yen	the book value after revaluation
7 Dividend restrictions Net assets increased 1,526 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.	7 Dividend restrictions Net assets increased 2,322 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.

Previous fiscal year (March 31, 2004)	Current fiscal year (March 31, 2005)
———	8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen

(Additional information for the statement of income)

Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
* 1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 27,072 million yen Dividend income 1,056 million yen	* 1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 35,514 million yen
* 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 66.8% to 33.2%. The major items are detailed below. Freight 3,196 million yen Operational commissions 826 million yen Sales commissions 720 million yen Sales promotion expenses 1,992 million yen Salaries and bonuses 3,051 million yen Retirement benefits 193 million yen Depreciation 1,059 million yen Fees and commissions 1,092 million yen Research and development expenses 3,004 million yen Addition to allowance for doubtful receivables 36 million yen	* 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 61.0% to 39.0%. The major items are detailed below. Freight 5,104 million yen Operational commissions 1,070 million yen Sales commissions 1,026 million yen Sales promotion expenses 1,757 million yen Salaries and bonuses 4,053 million yen Retirement benefits 209 million yen Depreciation 1,055 million yen Fees and commissions 1,383 million yen Research and development expenses 3,538 million yen Addition to allowance for doubtful receivables 25 million yen
* 3 Total research and development expenses (general administrative expense) 3,004 million yen	* 3 Total research and development expenses (general administrative expense) 3,538 million yen
* 4 Gain on sale of fixed assets (breakdown) Machinery and equipment 31 million yen	* 4 Gain on sale of fixed assets (breakdown) Buildings 3 million yen Machinery and equipment 4 million yen Land 6 million yen Total 14 million yen

Previous fiscal year	Current fiscal year
* 5 Loss on sale of fixed assets (breakdown) Machinery and equipment 8 million yen	* 5 Loss on sale of fixed assets (breakdown) Land 26 million yen
* 6 Loss on disposal of fixed assets (breakdown) Buildings 84 million yen Structures 5 million yen Machinery and equipment 28 million yen Furniture and equipment 17 million yen Total 135 million yen	* 6 Loss on disposal of fixed assets (breakdown) Structures 0 million yen Machinery and equipment 85 million yen Vehicles 0 million yen Furniture and equipment 0 million yen Total 86 million yen

(Lease accounting)

	Previous fiscal year (April 1, 2003 to March 31, 2004)	Current fiscal year (April 1, 2004 to March 31, 2005)
Lessee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		
(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term	(see table below)	(see table below)

Previous fiscal year:

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	2,201	688	1,512
Vehicles	46	25	21
furniture and equipment	183	89	93
Total	2,430	803	1,627

Current fiscal year:

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	2,802	1,067	1,734
Vehicles	6	1	4
furniture and equipment	66	36	30
Total	2,875	1,105	1,770

	Previous fiscal year	Current fiscal year
	The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Unchanged
(2) Balance of remaining lease charges at the end of the term	Less than one year 435 million yen More than one year 1,191 million yen Total 1,627 million yen The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Less than one year 492 million yen More than one year 1,277 million yen Total 1,770 million yen Unchanged
(3) Equivalent of lease payments and depreciation	Lease payments 438 million yen Depreciation equivalent 438 million yen	Lease payments 439 million yen Depreciation equivalent 439 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of	Unchanged

	the leased item and the residual price of the item.	
2 Operating leases Remaining lease payments	Less than one year 297 million yen More than one year 951 million yen Total 1,248 million yen	Less than one year 303 million yen More than one year 713 million yen Total 1,017 million yen

Marketable securities

Previous fiscal year (March 31, 2004)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Current fiscal year (March 31, 2005)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

(Tax-effective accounting)

	Previous fiscal year (March 31, 2004)	Current fiscal year (March 31, 2005)
1 Principal causes of deferred income taxes and deferred tax liability (breakdown)	(1) Current Deferred tax assets Inventories 33 million yen Allowance for doubtful receivables 36 million yen Other 33 million yen Deferred income taxes Sub-total 103 million yen Appraisal reserve -51 million yen Deferred tax Total assets 51 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 124 million yen Asset reduction reserve 130 million yen Other marketable securities 1,038 million yen Appraisal reserve Total deferred tax liability 1,293 million yen Deferred tax assets Investments in securities appraisal loss 1,048 million yen Shares in affiliate companies appraisal loss 298 million yen loss carried forward 7,506 million yen Other 66 million yen Deferred tax assets Sub-total 8,919 million yen Appraisal reserve -8,716 million yen Total deferred tax assets 203 million yen Net deferred tax liability 1,090 million yen Deferred tax liability related to revaluation 1,824 million yen	(1) Current Deferred tax assets Inventories 90 million yen Allowance for doubtful receivables 26 million yen Unpaid business taxes 79 million yen Other 94 million yen Deferred income taxes Sub-total 290 million yen Appraisal reserve -250 million yen Deferred tax Total assets 40 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 77 million yen Asset reduction reserve 125 million yen Other marketable securities 1,580 million yen Appraisal reserve Total deferred tax liability 1,783 million yen Deferred tax assets Investments in securities appraisal loss 1,044 million yen Shares in affiliate companies appraisal loss 298 million yen loss carried forward 4,052 million yen Other 76 million yen Deferred tax assets Sub-total 5,472 million yen Appraisal reserve -5,309 million yen Total deferred tax assets 163 million yen Net deferred tax liability 1,620 million yen Deferred tax liability related to revaluation 1,824 million yen

2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	statutory tax rate	41.41%	statutory tax rate	40.49%
	(adjustment)		(adjustment)	
	Entertainment and other expenses not admissible as losses	1.37%	Entertainment and other expenses not admissible as losses	1.80%
	Dividend income and other profits not admissible as losses	-1.01%	Dividend income and other profits not admissible as losses	-0.12%
	Resident's tax equalization	4.56%	Resident's tax equalization	0.53%
	Temporary differential related to investment in subsidiaries	-54.83%	Temporary differential related to investment in subsidiaries	-42.45%
	Appraisal reserve	0.72%	Appraisal reserve	0.28%
	Elimination of unrealized loss on inventories	-7.78%	Elimination of unrealized loss on inventories	0.53%

Changes in Director

(1) Change in Representative Director (planned for June 29, 2005)

Representative Vice President	Hiroshi Mizuguchi	(Currently Senior Executive Managing Director, Development & Manufacturing HQ (Manufacturing) Executive Officer)

Reference: This change will increase the number of Representative Directors to two.

(2) Other changes (planned for June 29, 2005)

Promotions Director

Senior Executive Managing Director	Kazuyuki Hiramoto	(Currently Managing Director, Development & Manufacturing HQ (Development) Executive Officer)
Senior Executive Managing Director	Takeshi Saito	(Currently Managing Director, Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager)
Managing Director	Makoto Fujishima	(Currently Director, Control design Department and Information Systems Department General Manager)
Managing Director	Yoshitsugu Shigeta	(Currently Director, Development & Manufacturing HQ Vice Executive Officer and Nara Machinery Department General Manager)

New Director candidate

Director	Toyofumi Nishio	(Currently Sales & Marketing HQ Vice Executive Officer and Domestic Sales General Manager)

Consolidated Financial Results for the First Quarter of Fiscal year 2005

August 4, 2005

Company name: Mori Seiki Co., Ltd. (Code number 6141, Tokyo and Osaka Stock Exchanges First Section)

(URL http://www.moriseiki.co.jp/)

Representative: President Masahiko Mori

Contact person: / Name Administrative HQ Vice Executive Officer

Accounting & Finance Dept. General Manager Morikuni Uchigasaki

(TEL: 052−587−1835)

1. Notes for the quarterly financial information

(1) Simplified accounting method adopted: Yes

Standard for inclusion of income taxes: Calculated on the basis of the forecast full-year tax rate, using legal effective tax rates.

Other accounting methods are simplified due to their minimal impact on reported amounts.

(2) Changes in accounting methods since the end of the last consolidated fiscal year: Yes

Detailed in 4. Changes in accounting policy.

(3) Changes in scope of consolidation and application of equity method: None

Consolidated subsidiaries (increase) - (decrease) -

Equity method companies (increase) - (decrease) -

3. Highlight of the first quarter of Fiscal year 2005 (April 1, 2005 to June 30, 2005)

(1) Consolidated financial results (Unaudited) (Millions of yen)

(millions of yen, fractions not shown)

	Sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year 2005 first quarter	28,122	29.1	1,505	113.5	1,517	93.9	1,372	294.0
Fiscal year 2004 first quarter	21,790	17.4	704	—	782	—	348	—
Reference: Fiscal year 2004	122,166		10,517		10,504		9,381	

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year 2005 first quarter	15.59	15.54
Fiscal year 2004 first quarter	3.94	—
Reference: Fiscal year 2004	104.94	—

Notes: 1. Percent change in sales, operating income, ordinary income, and net income is the change from the first quarter of fiscal year 2004.

2. Percent change from the first quarter of fiscal year 2004 is shown only for sales, due to the subsequent move to quarterly disclosure of balance sheet information and earnings.

3. Figures are unaudited.

Qualitative information on consolidated business performance

The machine tool industry benefited from an increase in capital spending in the domestic auto and general machinery industries triggered by strong corporate earnings, robust capital spending in the auto industry in Asia, and a stable recovery in capital spending in North America and Europe.

In this business environment, first-quarter sales increased 29.1% year-over-year to 28,122 million yen, and operating income increased 113.5% to 1,505 million yen.

(2) Change in consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	million yen	million yen	%	yen
Fiscal year 2005 first quarter	147,973	96,174	65.0	1,092 48
Fiscal year 2004 first quarter	122,953	86,601	70.4	979 67
Reference: Fiscal year 2004	135,631	96,442	71.1	1,094 25

Note: Figures are unaudited.

Qualitative information regarding the consolidated financial position

Total assets increased by 12,341 million yen over the end of the previous term, to 147,973 million yen. Liabilities increased by 12,615 million yen, to 51,582 million yen. Shareholders' equity declined by 268 million yen, to 96,174 million yen. As a result, the shareholders' equity ratio changed from 71.1% at the end of the previous term to 65.0%.

Assets increased principally due to increases of 13,178 million yen in cash and deposits and 5,520 million yen in inventories, which offset a 4,803 million yen decline in notes and accounts receivable. Liabilities increased principally due to the issue of 11,500 million yen in euro yen zero coupon convertible bonds with stock acquisition rights.

3. Fiscal year 2005 Consolidated earnings forecasts (April 1, 2005 to March 31, 2006)

	Sales	Operating income	Ordinary income	Net income	Per-share Net income
	million yen	million yen	million yen	million yen	yen
Interim	64,000	4,700	4,600	3,300	37.49
Full year	132,000	12,000	11,850	9,600	109.05

Qualitative information regarding earnings forecasts

Consolidated earnings forecasts have not been revised from the initial figures announced on May 9, 2005. This is due to the smooth implementation of the Mori-568 Plan, the Company's 19th 3-year business plan, which took effect on April 1, 2005.

- Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

4. Changes in accounting policy

The following changes in accounting policy took effect on April 1, 2005.

From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further.

The impact of the change is to reduce sales by 3,401 million yen, and operating income, ordinary income, and net income before taxes by 1,091 million yen.

Reference

1. Quarterly Consolidated Balance Sheets

	Previous Quarter End of first quarter Fiscal year 2004 (to March 31, 2005)			Current Quarter End of first quarter Fiscal year 2005			Reference: Fiscal year 2004 (to March 31, 2005)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Assets									
I Current Assets									
1 Cash and deposits		13,771			25,953			12,775	
2 Notes and accounts receivable		17,758			22,961			27,765	
3 Inventories		21,527			26,589			21,069	
4 Deferred income taxes		277			173			198	
5 Uncollected consumption tax		235			412			424	
6 Other		2,200			2,724			1,795	
7 Allowance for doubtful receivables		-236			-327			-329	
Current Total assets		55,535	45.2		78,488	53.0		63,699	47.0
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures		25,855			24,942			26,972	
(2) Machinery, equipment and vehicles		6,555			7,084			7,633	
(3) Land		20,874			21,463			21,672	
(4) Construction in progress		1,661			906			944	
(5) Other		2,280			2,785			2,686	
Total tangible fixed assets		57,227	46.5		57,183	38.7		59,909	44.2
2 Intangible fixed assets		3,170	2.6		2,325	1.6		2,704	2.0
3 Investments and other assets									
(1) Investments in securities		6,614			9,169			8,715	
(2) Long-term prepaid expenses		169			345			366	
(3) Deferred income taxes		5			5			5	
(4) Other		272			455			230	
(5) Allowance for doubtful receivables		-41			—			—	
Total investments and other assets		7,021	5.7		9,975	6.7		9,317	6.8
Total fixed assets		67,418	54.8		69,484	47.0		71,931	53.0
Total assets		122,953	100.0		147,973	100.0		135,631	100.0

	Previous Quarter End of first quarter Fiscal year 2004 (to March 31, 2005)		Current Quarter End of first quarter Fiscal year 2005		Reference: Fiscal year 2004 (to March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	6,977		8,622		8,199	
2 Short-term loans	—		1,370		1,370	
3 Current portion of long-term debt	2,584		5,084		5,084	
4 Unpaid interest expenses	3,311		3,597		4,496	
5 Unpaid expenses	636		1,474		529	
6 Accrued income taxes	278		507		698	
7 Unpaid consumption tax	12		6		41	
8 Deferred tax liability	115		174		169	
9 Other	1,531		2,888		2,152	
Total current liabilities	15,448	12.6	23,726	16.0	22,742	16.8
II Long-term liabilities						
1 Equity warrants	—		11,500		—	
2 Long-term borrowing	17,771		12,687		12,708	
3 Deferred tax liability	1,232		1,910		1,758	
4 Deferred tax liability on land revaluation	1,824		1,824		1,824	
Total long-term liabilities	20,827	16.9	27,921	18.9	16,290	12.0
Total liabilities	36,275	29.5	51,647	34.9	39,032	28.8
(Minority interests)						
Minority interests	76	0.1	151	0.1	156	0.1
Capital						
I Capital	28,190	22.9	28,190	19.1	28,190	20.8
II Capital surplus	40,931	33.3	40,933	27.7	40,932	30.2
III Retained earnings	37,620	30.6	39,951	27.0	46,255	34.1
IV Reserve for land revaluation	-13,569	-11.0	-7,371	-5.0	-13,171	-9.7
V Net unrealized holding gain on securities	1,515	1.2	2,533	1.7	2,322	1.7
VI Foreign currency statements translation adjustments	-2,579	-2.1	-2,214	-1.5	-2,236	-1.7
VII Treasury stock	-5,507	-4.5	-5,849	-4.0	-5,850	-4.3
Total capital	86,601	70.4	96,174	65.0	96,442	71.1
Total liabilities, minority interests and shareholders' equity	122,953	100.0	147,973	100.0.	135,631	100.0

2. Quarterly Consolidated Statements of Income

	Previous Quarter End of first quarter Fiscal year 2004 (to March 31, 2005)			Current Quarter End of first quarter Fiscal year 2005			Reference: Fiscal year 2004 (to March 31, 2005)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Amount (million yen)	Percentage of total (%)		% of total (%)
I Sales		21,790	100.0		28,122	100.0		122,166	100.0
II Cost of sales		14,562	66.8		17,449	62.0		80,784	66.1
Gross profit		7,227	33.2		10,672	38.0		41,382	33.9
III Selling, general and administrative expenses		6,523	29.9		9,167	32.6		30,865	25.3
Operating income		704	3.3		1,505	5.4		10,517	8.6
IV Non-operating income									
1 Interest income	5			10			62		
2 Dividend income	22			49			50		
3 Foreign exchange gain	61			—			54		
4 Equity in earnings of associated companies	—			40			—		
5 Other	46	135	0.6	178	279	1.0	97	264	0.2
V Non-operating expenses									
1 Interest paid	34			28			136		
2 Foreign exchange loss	—			57			—		
3 Fees and commissions	15			72			79		
4 Straight bond issue costs	—			76			—		
5 Other	8	57	0.3	33	267	1.0	60	276	0.2
Ordinary income		782	3.6		1,517	5.4		10,504	8.6
VI Extraordinary income									
1 Gain on sale of fixed assets	3			260			15		
2 Gain on sale of investment securities	—			—			0		
3 Gain on return of allowance for doubtful receivables	5	9	0.0	—	260	0.9	—	15	0.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	26			84			28		
2 Loss on disposal of fixed assets	15			107			87		
3 Shares in affiliate companies appraisal loss	—			39			—		
4 Retirement benefits paid to directors and statutory auditors	369	412	1.9	—	231	0.8	399	516	0.4
Net income before taxes		379	1.7		1,545	5.5		10,004	8.2
Taxes	11			152			411		
Corporation tax adjustment	1	12	0.0	23	176	0.6	118	529	0.4
Minority interests (loss) in net income		-18	-0.1		3	0.0		-93	-0.1
Net income		348	1.6		1,372	4.9		9,381	7.7

3. Quarterly Consolidated Statement of Retained Earnings

	Previous Quarter End of first quarter Fiscal year 2004 (to March 31, 2005)		Current Quarter End of first quarter Fiscal year 2005		Reference: Fiscal year 2004 (to March 31, 2005)	
	Amount (million yen)		Amount (million yen)		Amount (million yen)	
(Capital surplus)						
I Capital surplus at start of period		40,931		40,932		40,931
II Increase in capital surplus						
Gain on disposal of Treasury stock	—	—	0	0	1	1
III Capital surplus at end of quarter (full year)		40,931		40,933		40,932
(Retained earnings)						
I Retained earnings at start of period		38,208		46,255		38,208
II Increase in retained earnings						
1 Increase in retained earnings due to change in scope of consolidated group	23		—		23	
2 Net income	348	371	1,372	1,372	9,381	9,404
III Decline in retained earnings						
1 Dividends	883		1,760		883	
2 Directors' bonuses	69		115		69	
3 Reversal of reserve for land revaluation	6	959	5,800	7,676	404	1,357
IV Retained earnings at end of quarter (full year)		37,620		39,951		46,255

(Segment information)

By geographic region

Previous Quarter End of first quarter Fiscal year 2004(to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties Sales	13,346	4,057	4,063	323	21,790	—	21,790
(2) Intra-group sales Sales	7,831	257	88	139	8,317	(8,317)	—
Total	21,178	4,314	4,151	463	30,108	(8,317)	21,790
Operating expenses	19,849	4,459	4,360	477	29,146	(8,060)	21,085
Operating income (loss) (-)	1,329	-144	-208	-14	961	(256)	704

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Current Quarter End of first quarter Fiscal year 2005

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	14,384	6,869	6,421	447	28,122	—	28,122
(2) Intra-group sales	11,639	165	203	229	12,239	(12,239)	—
Total sales	26,024	7,035	6,624	677	40,362	(12,239)	28,122
Operating expenses	24,742	6,932	6,439	602	38,716	(12,098)	26,617
Operating income	1,281	103	185	75	1,645	(140)	1,505

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income							
Sales							
(1) Sales to third parties	71,977	22,972	25,163	2,052	122,166	—	122,166
(2) Intra-group sales	35,765	527	485	847	37,626	(37,626)	—
Total sales	107,743	23,500	25,648	2,900	159,793	(37,626)	122,166
Operating expenses	97,753	23,917	25,605	2,569	149,847	(38,197)	111,649
Operating income (loss) (-)	9,989	-416	42	330	9,946	571	10,517

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Overseas sales

Previous Quarter End of first quarter Fiscal year 2004(to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	4,544	4,103	1,328	9,977
Consolidated Sales (million yen)	—	—	—	21,790
Overseas sales as a percentage of total consolidated sales (%)	20.9	18.8	6.1	45.8

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Canada, Argentina, Venezuela, Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey

Asia and Oceania...........Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia

Current Quarter End of first quarter Fiscal year 2005

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	7,685	6,627	2,836	17,149
Consolidated Sales (million yen)	—	—	—	28,122
Overseas sales as a percentage of total consolidated sales (%)	27.3	23.6	10.1	61.0

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas.................United States , Brazil , Canada , Argentina , Mexico

Europe....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia

Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Current consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,034	25,108	9,003	59,146
Consolidated Sales (million yen)	—	—	—	122,166
Overseas sales as a percentage of total consolidated sales (%)	20.5	20.5	7.4	48.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas.................United States , Brazil , Canada , Argentina , Mexico

Europe....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia

Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Summary of Interim Consolidated Financial and Business Results for the First Half of the Year Ended March 2006

October 31, 2005

Company name Mori Seiki Co., Ltd.
Stock Exchange Listings Tokyo, Osaka
Code number 6141
Headquarters Location Aichi Prefecture
(URL http://www.moriseiki.co.jp)
Representative President
Name Masahiko Mori
Contact (title) Accounting & Finance Dept. General Manager
Name Morikuni Uchigasaki TEL (052) 587-1835

Date of interim meeting of Board of Directors: October 31, 2005
Use of US GAAP No

Consolidated Business Results (April 1, 2005 to September 30, 2005)

(1) Consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2005	66,042	23.9	5,577	79.9	5,307	67.7
First six months of FY2004	53,311	34.2	3,101	278.9	3,165	379.7
Year ended March 2005	122,166		10,517		10,504	

	Net income		Net income per share	Diluted net income per share
	millions of yen	%	yen	yen
First six months of FY2005	4,536	76.2	51.50	51.18
First six months of FY2004	2,574	–	29.13	–
Year ended March 2005	9,381		104.94	–

Notes: 1) Equity-method income: First six months of FY2005: 36 million yen, first six months of FY2004: zero, year ended March 2005: zero
2) Average number of shares outstanding: First six months of FY2005: 88,085,919, first six months of FY2003: 88,397,819, year ended March 2005: 88,295,559
3) Changes in accounting policy Yes
The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2005	149,727	100,821	67.4	1,142.34
First six months of FY2004	125,813	89,248	70.9	1,009.63
Year ended March 2005	135,631	96,442	71.1	1,094.25

Note: Number of shares outstanding at end of September 2005: 88,258,644, September 2004: 88,397,137, March 2005: 88,049,873

(3) Consolidated cash flows

	Cash flow from operations	Cash flow from investment activities	Cash flow from financing	Balance of cash and equivalents at end of term
	millions of yen	millions of yen	millions of yen	millions of yen
First six months of FY2005	4,951	776	7,435	25,952
First six months of FY2004	△ 132	△ 3,376	△ 927	10,930
Year ended March 2005	6,853	7,014	△ 2436	12,772

(4) Consolidated subsidiaries and affiliates accounted under the equity method
Consolidated subsidiaries: 25 Affiliates not accounted under the equity method: none Affiliates accounted under the equity method: 1

(5) Changes in number of consolidated subsidiaries and affiliates accounted under the equity method
Consolidated subsidiaries: none added, none removed affiliates accounted under the equity method: none added, none removed

Forecasts for the year April 1, 2005 to March 31, 2006

	Sales	Ordinary income	Net income
	millions of yen	millions of yen	millions of yen
Year ended March 2005	135,000	12,000	10,000

Reference: net income per share 113.30 yen

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.
Please refer to page 10 of the attached materials.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 31 consolidated subsidiaries, and 6 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S.

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

○: Consolidated subsidiaries

* Non-consolidated subsidiaries

◇: Equity-method affiliates

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

MS Pollard Ltd., Mori Seiki MÜNCHEN G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Precision, Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Non-equity method affiliates

Diagnosis, planning, design, and sale of machine tools and industrial robots

United Manufacturing Solutions Ltd. and four others

Notes: 1. Mori Seiki Precision ceased operations on December 15, 2002.

2. Mori Seiki Machine Sales ceased operations on March 31, 2005.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We decide the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness.

As we previously announced, our Board of Directors resolved to buy treasury stock, up to 4 million shares or 5 billion yen worth, in the period from June 29, 2005 to June 28, 2006.

3. Target performance indicators

Our group aims to build a solid corporate structure, and become the number one company in the global machine tool industry, in order to cope with the rapidly changing business and market environment. We believe that improving our profit margins is essential to achieving this. We target an operating income margin (consolidated operating income to sales) of more than 10%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following:

(1) Mori-5 : Global market share of 5%

We intend to increase our market share of global orders, currently 3.4%, to 5.0%, by enhancing our marketing ability thorough forming marketing terms to match our customers and industry base. We will also respond to the demand from existing customers to replace the machines currently used with our latest machines.

We transferred our European head office functions to Paris on 1 June 2005 and opened a Technical Center in France. This incorporates one of the Mori Seiki group's largest showrooms, enabling us to respond in timely fashion to test processing and other requests.

We are working to enhance our service organization in Asia, with a particular focus on China. We currently have a network of eight locations in China, including a metal mold processing laboratory that we opened in Dongguang during the term. Our moves to build a solid support structure throughout the thriving Asian region were also boosted by the opening of a Technical Center in India during 2004.

(2) Mori-6 : Consolidated cost of sales of 60%

We intend to reduce the percentage of cost of sales to our total net sales, currently 66%, to 60%, by focusing on cost management at the design stage, and increasing our capacity to produce parts internally for our products and to standardize such parts so that they can be used for a variety of products produced by us. To raise the ratio of in-house production, we will construct a foundry and heat processing facility within our Iga Campus, as well as a mechanical processing center at our Chiba Campus. We also intend to increase our work output per employee by 50%, by increasing the utilization of its machine processes and reducing work hours.

(3) Mori-8 : Establishing an 800 unit-per-month production

We intend to increase our monthly production capacity, currently 600 units, to 800 units. We will invest ¥22 billion over the coming three years to meet the increasingly demanding needs of customers and reducing production costs and lead time. We will also strengthen our relations with suppliers to expand procurement, shorten lead times, and respond in timely fashion to fluctuations in demand.

5. Challenges

The business environment surrounding the machine tool industry is favorable, as corporations invest actively in facilities on the strength of solid earnings. Machine tool order statistics (from the Japan Machine Tool Builders' Association) show firm demand for machine tools supported by active domestic and overseas capital spending.

It has long been said that the machine tool industry is highly cyclical, subject to the swings in the overall economy. The Mori Seiki group has increased sales from ¥63.8 billion to ¥122.1 billion during the past ten years, and is particularly exposed to movements in the domestic economy. However, global demand for machine tools has remained relatively stable at around ¥3,500 billion per year, despite major fluctuations among individual nations, and we anticipate that demand will continue to range between ¥3,500 billion and ¥4,000 billion going forward. We aim to become less dependent on external conditions, taking a more proactive stance that harnesses effective analysis of the market and our internal environment to support the goal of establishing Mori Seiki as the No. 1 supplier in the global machine tool market. (Global One)

6. Basic corporate governance policies and implementation of related measures

(1) Basic corporate governance policies

Our group aims to establish and maintain a management system that gives due attention to the interests of shareholders, with improved corporate governance and transparency of group operational management to shareholders and investors, while creating an organization capable of responding quickly and flexibly to changes in the operating environment. Along with measures aimed at improving corporate governance, we will also strive to foster an environment in which business is always conducted in accordance with high ethical standards.

(2) Implementation of corporate governance-related measures

(i)

(a) Corporate governance related to oversight of management decision-making, execution, and auditing

Having adopted the corporate auditor model of corporate governance, to assure its effectiveness we provide all members of the Board of Directors with the opportunity to express their independent views at board meetings. At this time, our Board of Directors does not include any directors from outside the company; however, we are working to expand the oversight provided by corporate auditors, increasing our corporate auditing board to five members, including three outside auditors. In 2002, the term served by individual directors was shortened from two years to one year in an effort to better define the management responsibilities of individual directors.

(b) Meetings of the Board of Directors and Officers are held to decide on important management matters. Each meeting was held more than once a month.

(c) On May 24, 2005, Information Disclosure Control Committee was established.

(d) For our accounting auditor we have appointed Ernst & Young Shin Nihon, with whom we are

working to provide the management data needed to conduct a fair and impartial audit of company accounts.

(e) Regarding legal counsel, we seek legal advice as the situation requires.

(ii) Internal and external auditing

The internal auditing department established in August 2004 provides expanded internal oversight. The department in August 2005 launched the Internal Oversight Project aimed at creating a system that extends throughout the Mori Seiki group to assess the risk of each principal process and area of operation, to design effective measures to prevent possible errors, to monitor whether these measures function effectively, and to establish correct workflow documentation. These initiatives are designed to ensure the effectiveness and efficiency of the Company's operations, the creation of reliable financial statements, and to enhance the value of the enterprise.

In accordance with policies set by the Company's Audit Board, auditors attend meetings of the Board of Directors and other important meetings, receive briefings from auditors and other officials regarding their activities, monitor documentation relating to important decisions and resolutions, and monitor the state of operations and finances at the Company's head office and major business locations. When required, the auditors receive business reports from subsidiaries.

We have reappointed Ernst & Young ShinNihon as our accounting auditor to prepare the Company's consolidated and non-consolidated financial statements in accordance with the Commercial Code and the rules of the Securities and Exchange Law. No interests exist between Ernst & Young ShinNihon and the Company, or between the two companies' executive officers, in compliance with the standards of the Certified Public Accountants Law.

(iii) Overview of personal ties, capital relationships, or other business ties between company and external members of the Board of Directors and outside auditors

Mori Seiki has no members from outside the company on its Board of Directors. Mori Seiki has no special business relationships with its outside auditor.

(iV) Steps taken toward improving corporate governance during the last year

(a) More than once a month, Meetings of the Board of Directors were held to decide on various matters as required by law and to approve major business decisions, as well as to review the administration of business operations.

(b) As part of a coordinated investor relations program, during the previous fiscal year meetings for investors were held to explain each result. During the current term, investor meetings were held to discuss 1Q result.

Business results and financial condition

1. Business results

In the machine tool industry, strong capital investment in the domestic automobile, construction machinery, and hydraulic machinery industries prompted greater enthusiasm to invest among small and medium-sized manufacturers. Capital spending was also brisk in the automobile, metal mold, and energy industries throughout Asia. Capital demand in the North American aircraft and construction machinery industries was firm, despite the moderate pace of economic recovery. The European economy was slower to recover than had been expected, in part due to the political uncertainty in Germany and the instability caused by multiple terrorist attacks. Despite this, demand was strong from the aircraft industry (led by Airbus), energy (in North Sea oilfield development), and the automobile industry in central Europe (including the Czech Republic, Hungary, Poland, and Slovenia). In this business environment, our results were as follows:

Consolidated (millions of yen)

	57th Term Interim (to September 2004)	58th Term Interim (to September 2005)	Change	57th Term Full year (to March 2005)
Sales	53,311	66,042	12,730	122,166
Operating income	3,101	5,577	2,476	10,517
Ordinary income	3,165	5,307	2,141	10,504
Net income	2,574	4,536	1,962	9,381

Non-consolidated (millions of yen)

	57th Term Interim (to September 2004)	58th Term Interim (to September 2005)	Change	57th Term Full year (to March 2005)
Sales	44,889	58,214	13,325	103,746
Operating income	2,360	4,640	2,279	8,354
Ordinary income	2,459	4,475	2,015	8,412
Net income	2,034	4,560	2,525	7,902

Factors behind the increase in sales and profits:

- Capital equipment demand expanded in domestic and overseas markets

- Production capacity increased due to greater penetration of cell production and 'campsite' assembly
- New products featuring lower cost ratios made up a larger percentage of overall sales
- The strengthened sales and service organization helped the Company to win new customers
- An extraordinary gain on the sale of investment securities

Notes:

1. From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 2,696 million yen, and operating income, ordinary income, and net income before taxes by 795 million yen. It reduces non-consolidated sales by 2,523 million yen, and operating income, ordinary income, and net income before taxes by 749 million yen.

2. The revision of the structure of directors' compensation implemented as part of the Company's management reforms has resulted in the termination of directors' retirement benefits. It was agreed at the meeting of the Board of Directors on 11 May 2004, and ratified by the general meeting of shareholders on 25 June 2005, that retirement benefits will be harmonized with annual directors' compensation payments, which are made in line with performance and results. The accounts for the current consolidated fiscal year therefore do not include payment of directors' retirement benefits.

2. Financial position

(1) Current term cash flow (millions of yen)

	57th Term Interim (to September 2004)	58th Term Interim (to September 2005)	Change	57th Term Full year (to March 2005)
Cash flow from operations	-132	4,951	5,084	6,853
Cash flow from investments	-3,376	776	4,152	-7,014
Cash flow from financing activity	-927	7,435	8,362	-2,436
Cash and deposits at the end of the term	10,930	25,952	15,022	12,772

- **Cash flow from operations**

Net operating cash flow increased 4,951 million yen (after a decline of 132 million yen in the first six months of the previous year) due to 5,033 million yen in pre-tax net profit, a 1,939 million yen reduction in accounts receivable, a 4,292 reduction in inventory, and a 458 million yen increase in accounts payable.

- **Cash flow from investments**

Net investing cash flow increased by 776 million yen (after an decrease of 3,376 million yen in the

first six months of the previous year) due to 2,681 million yen in outlays for the purchase of tangible fixed assets, a 2,115 cash inflow related to the acquisition of intangible fixed assets, and 1,134 million yen in outlays for the purchase of stock in affiliates.

- **Cash flow from financing activities**

Net financing cash flow increased 7,435 million yen (after an decrease of 927 million yen in the first six months of the previous year) due to a cash inflow of 11,542 million yen from the issue of equity warrants, a 2,542 million yen outlay for the repayment of long-term debt, and 1,760 million yen in dividend payments.

(2) Trend in cash flow indices

	56th Term Interim (to September 2003)	56th Term Interim (to March 2004)	57th Term Interim (to September 2004)	57th Term Full year (to March 2005)	58th Term Interim (to September 2005)
Shareholders' equity ratio (%)	71.4%	71.1%	70.9%	71.1%	67.4%
Shareholders' equity ratio on market value (%)	56.5%	71.3%	52.2%	73.3%	90.5%
Debt repayment (years)	5.3	4.6	-	2.8	1.7
Interest coverage ratio (times)	41.6	45.7	-	49.7	95.5

Notes: Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio based on market value: Market capitalization / total assets

Debt to annual cash flow ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

*These indices are calculated based on consolidated financial figures.

*Market capitalization: Closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

*We used operating cash flow from the consolidated cash flow statements for operating cash flow. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. We used 'interest paid' on the cash flow statement for interest payments.

*We have omitted the 'debt repayment (years)' and 'interest coverage ratio (x)' for the 57th interim term because net operating cash flow was negative.

3. Forecast for upcoming fiscal year

Fiscal year 2005 (to March 31, 2006)

(millions of yen)

	Sales	Operating income	Ordinary income	Net income
Consolidated	135,000	12,500	12,000	10,000
Non-consolidated	117,800	10,400	10,000	9,500

Please note the following inputs to these forecasts:

- Average exchange rates: 107 yen/ U.S. dollar, 128 yen/euro.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus U.S. dollar and euro

(4) Volatility in raw materials costs

(5) Future relationships with United States and China

(6) Rising terrorism risk due to changes in the international affairs climate

(7) Disaster such as hurricane or earthquake

Consolidated balance sheets

	Previous interim consolidated fiscal year (September 30, 2004)		Current interim consolidated fiscal year (September 30, 2005)		Previous full consolidated fiscal year (March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	10,933		25,955		12,775	
2 Notes and accounts receivable	23,042		25,987		27,765	
3 Inventories	21,916		25,877		21,069	
4 Deferred income taxes	249		136		198	
5 Consumption tax receivable	189		140		424	
6 Other	2,044		2,320		1,795	
7 Allowance for doubtful receivables	-266		-266		-329	
Total current assets	58,108	46.2	80,151	53.5	63,699	47.0
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings and structures	26,698		25,553		26,972	
(2) Machinery, equipment and vehicles	6,545		5,984		7,633	
(3) Land	21,156		20,921		21,672	
(4) Construction in progress	1,061		336		944	
(5) Other	2,359		3,020		2,686	
Total property, plant and equipment	57,820	46.0	55,816	37.3	59,909	44.2
2 Intangible fixed assets						
Total Intangible fixed assets	3,096	2.4	2,200	1.5	2,704	2.0
3 Investments and other assets						
(1) Investments in securities	6,409		10,498		8,715	
(2) Long-term prepaid expenses	160		552		366	
(3) Deferred income taxes	5		5		5	
(4) Other	239		502		230	
(5) Allowance for doubtful receivables	-25		—		—	
Total investments and other assets	6,788	5.4	11,559	7.7	9,317	6.8
Total fixed assets	67,705	53.8	69,575	46.5	71,931	53.0
Total assets	125,813	100.0	149,727	100.0	135,631	100.0

	Previous interim consolidated fiscal year (September 30, 2004)		Current interim consolidated fiscal year (September 30, 2005)		Previous full consolidated fiscal year (March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	7,675		8,650		8,199	
2 Notes and accounts payable	-		1,320		1,370	
3 Current portion of long-term debt	5,084		5,084		5,084	
4 Other accounts payable	2,950		3,988		4,496	
5 Accrued expenses	562		373		529	
6 Accrued income taxes	374		640		698	
7 Accrued consumption tax	23		22		41	
8 Deferred income taxes	125		156		169	
9 Other	1,437		2,410		2,152	
Total current liabilities	18,232	14.5	22,645	15.1	22,742	16.8
II Long-term liabilities						
1 Bonds with stock acquisition rights	-		11,500		-	
2 Long-term debt	15,250		10,166		12,708	
3 Deferred income taxes	1,184		2,569		1,758	
4 Deferred income taxes on reserve for land revaluation	1,824		1,824		1,824	
Total long-term liabilities	18,258	14.5	26,059	17.4	16,290	12.0
Total liabilities	36,491	29.0	48,704	32.5	39,032	28.8
(Minority interests)						
Minority interests	74	0.1	201	0.1	156	0.1
Shareholders' equity						
I Common stock	28,190	22.4	28,190	18.8	28,190	20.8
II Capital surplus	40,931	132.5	40,988	27.4	40,932	30.2
III Retained earnings	39,846	31.7	40,380	27.0	46,255	34.1
IV Reserve for land revaluation	-13,569	-10.8	-1,636	-3.1	-13,171	-9.7
V Net unrealized holding gain on securities	1,456	1.2	3,454	2.3	2,322	1.7
VI Translation adjustments	-2,099	-1.7	1,893	-1.2	-2,236	-1.7
VII Treasury stock	-5,508	-4.4	-5,661	-3.8	-5,850	-4.3
Total shareholders' equity	89,248	70.9	100,821	67.4	96,442	71.1
Total liabilities, minority interests, and shareholders' equity	125,813	100.0	149,727	100.0	135,631	100.0

Consolidated Statement of income

	Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)			Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)			Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		53,311	100.0		66,042	100.0		122,166	100.0
II Cost of sales		36,650	68.7		41,275	62.5		80,784	66.1
Gross profit		16.661	31.3		24,766	37.5		41,382	33.9
III Selling, general and administrative expenses		13,560	25.5		19,188	29.1		30,865	25.3
Operating income		3,101	5.8		5,577	8.4		10,517	8.6
IV Non-operating income									
1 Interest income	24			22			62		
2 Dividend income	25			50			50		
3 Foreign exchange gain	76			-			54		
4 Equity method income	-			36			-		
5 Bond premium	-			115			-		
6 Other	68	196	0.4	115	339	0.5	97	264	0.2
V Non-operating expenses									
1 Interest expense	70			51			136		
2 Foreign exchange loss	-			174			-		
3 Fees and commissions	37			252			79		
4 Bond issue expense	-			72			-		
5 Other	24	131	0.3	58	610	0.9	60	276	0.2
Ordinary income		3,165	5.9		5,307	8.0		10,504	8.6
VI Extraordinary income									
1 Gain on sale of fixed assets	-			917			0		
2 Gain on sale of investments in securities	8			347			15		
3 Other	-	8	0.0	63	1,328	2.0	-	15	0.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	16			1,089			87		
2 Loss on disposal of fixed assets	26			88			28		
3 Loss on inventory disposal	-			349			-		
4 Loss on devaluation of investments in securities	-			44			-		
5 Loss on termination of leases	-			28			-		
6 Retirement benefits paid to directors and statutory auditors	399	443	0.8	—	1,601	2.4	399	516	0.4
Income before income taxes		2,730	5.1		5,033	7.6		10,004	8.2
Income taxes	97			372			411		
Corporation tax adjustment	41	138	0.3	80	453	0.7	118	529	0.4
Minority interests in net income		-16	-0.0		-43	0.0		-93	-0.1
Net income		2,574	4.8		4,536	6.9		9,381	7.7

Consolidated statement of retained earnings

	Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)		Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)		Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)	
	Amount	(million yen)	Amount	(million yen)	Amount	(million yen)
(Capital surplus)						
I Capital surplus at start of period		40,931		40,932		40,931
II Increase in capital surplus						
Gain on disposal of Treasury stock	-	-	55	55	1	1
III Capital surplus at end of interim (full year)		40,931		40,988		40,932
(Retained earnings)						
I Retained earnings at start of period		38,208		46,255		38,208
II Increase in retained earnings						
1 Increase in retained earnings due to change in scope of consolidated group	23		-		23	
2 Net income	2,574	2,597	4,536	4,536	9,381	9,404
III Decline in retained earnings						
1 Dividends	883		1,760		883	
2 Bonuses to directors and statutory auditors	69		115		69	
3 Reversal of reserve for land revaluation	6		8,535		404	
4 Net loss	0	959	-	10,411	-	1,357
IV Retained earnings at end of interim (full year)		39,846		40,380		46,255

Consolidated Statement of Cash flows

	Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests	2,730	5,033	10,004
2 Depreciation and amortization	2,411	2,516	5,099
3 Loss on disposal of fixed assets	16	1,089	87
4 Loss on sale of fixed assets	26	88	28
5 Loss on impairment of fixed assets	-	349	-
6 Gain on sale of fixed assets	-8	-347	-15
7 Gain on sale of investments in securities	-	-917	-0
8 Loss on devaluation of affiliate companies share	-	44	-
9 Loss on devaluation of investments in securities	-	28	-
10 Bond issue expense	-	72	-
11Consolidated adjustment account write-offs	41	63	82
12 Equity method income	-	-36	-
13 Increase in allowance for doubtful receivables	7	-63	43
14 Interest and dividend income	-50	-73	-112
15 Interest expense	70	51	136
16 Unrealized exchange loss	-	13	-
17 Unrealized exchange gain	-27	-	-56
18 Notes and accounts receivable	-2,030	1,939	-6,724
19 Decrease (increase) in inventories	-3,759	-4,292	-4,683
20 Increase in accounts payable	931	458	1,455
21 Bonuses to directors and statutory auditors	-69	-115	-69
22 Other	-304	-647	1,731
Sub-total	-14	5,258	7,008
23 Interest and dividend income received	50	73	112
24 Interest paid	-67	-51	-137
25 Income tax (paid) refunded	-101	-328	-129
Cash flow from operating activities	-132	4,951	6,853
II Cash flow from investing activities			
1 Net change in fixed-term deposits	-	-	-
2 Increase in investments in securities	-99	-99	-299
3 Proceeds from sale of investment securities	-	1,134	0
4 Increase in investment in a subsidiary and an affiliate companies	-39	-101	-700
5 Proceeds from sale of property, plant and equipment	119	2,681	242
6 Purchase of property, plant and equipment	-3,108	-2,115	-5,935
7 Purchase of other assets	-284	-307	-395
8 Other	37	-415	72
Cash flow from investing activities	-3,376	776	-7,014
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans	-	-50	1,370
2 Repayment of long-term debt	-42	-2,542	-2,584
3 Redemption of bonds	-	11,542	-
4 Proceeds from disposal of Treasury stock	-	279	7
5 Purchase of Treasury stock	-1	-32	-350
6 Cash Dividend	-883	-1,760	-883
7 Proceed from minority interests	-	-	3
Cash flow from financing activities	-927	7,435	-2,436
IV Effect of exchange rate changes on cash and cash equivalents	-115	17	-111

V Increase (decrease) in cash and cash equivalents	-4550	13,180	-2,708
VI Cash and cash equivalents at beginning of the year	15,965	12,772	15,965
VII Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	-484	-	-484
VIII Cash and cash equivalents at end of the year	10,930	25,952	12,772

Notes related to the preparation of the consolidated financial statements

1 Scope of consolidated group (1) Consolidated subsidiaries	25 consolidated subsidiaries Names of principal consolidated subsidiaries: Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S. , DTL Mori Seiki, INC., Taiyo Koki Co., Ltd., Mori Seiki Techno, Ltd., Mori Seiki Fixture Laboratory, Ltd., Mori Seiki High Precision Machining Laboratory, Ltd.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names MS Pollard LTD. Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All six non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the interim consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name	1 company Watanabe Seikosho Co., Ltd.
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries MS Pollard LTD. Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the interim consolidated financial statements and are not important for the overall

	group.
3 Fiscal year end of consolidated subsidiaries	Two consolidated subsidiaries have end-December fiscal year-ends, and 23 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the interim consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets (1) Investments in securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ......Stated at cost using the moving average method
(2) Net liabilities resulting from derivatives transactions	Stated at market value.
(3) Inventories	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic interim consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method
(2) Depreciation (1) Property, plant and equipment	Declining balance method, although the straight line method is used for overseas interim consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)
(3) Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
(4) Conversion of foreign currency-denominated assets and liabilities of interim consolidated group companies	Foreign currency-denominated receivables and payables of interim consolidated group companies are translated into yen at the interim fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the interim fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its interim consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(6) Hedge accounting (1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its interim consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
(7) Other significant issues Consumption tax	Sales are included net of consumption tax.
5 Definition of current assets in the interim consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.

Change in Accounting

Change in accounting for sales recognition	From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 2,696 million yen, and operating income, ordinary income, and net income before taxes by 795 million yen. The impact on individual segments is noted as relevant.
Change in accounting for fixed asset impairment	From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 349 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.

Notes

(Consolidated balance sheets)

Previous interim consolidated fiscal year (September 30, 2004)	Current interim consolidated fiscal year (September 30, 2005)	Previous full consolidated fiscal year (March 31, 2005)
* 1 Cumulative depreciation of property, plant and equipment 66,907million yen	* 1 Cumulative depreciation of property, plant and equipment of 69,431 million yen	* 1 Cumulative depreciation of property, plant and equipment of 68,778 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 278 others) 1,841 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 322 others) 2,219 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,091 million yen
3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen

(Consolidated Statements of income)

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
* 1 Principal items of selling expenses and general administrative expenses Freight 2,433 million yen Sales promotion expenses 1,138 million yen Addition to allowance for doubtful receivables 15 million yen Salaries and bonuses 3,657 million yen Retirement benefits 104 million yen Depreciation 877million yen Bonus reserves 260 million yen Research and development expenses 1,675 million yen Consolidated adjustment account depreciation 41 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 3,458 million yen Sales promotion expenses 1,721 million yen Salaries and bonuses 4,757 million yen Retirement benefits 120 million yen Depreciation 982 million yen Research and development expenses 2,748 million yen Consolidated adjustment account depreciation 63 million yen Fees and commissions 1,007 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 5,568 million yen Sales promotion expenses 2,831 million yen Addition to allowance for doubtful receivables 53 million yen Salaries and bonuses 7,769 million yen Retirement benefits 213 million yen Depreciation 1,816 million yen Research and development expenses 3,572 million yen Consolidated adjustment account depreciation 82 million yen Fees and commissions 1,732 million yen
* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen Other(furniture and equipment) 0 million yen Total 8 million yen	* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 14 million yen Land 332 million yen Other(furniture and equipment) 0 million yen Total 347 million yen	* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen Land 6 million yen Other(furniture and equipment) 0 million yen Total 15million yen
* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 0 million yen Machinery, equipment and vehicles 15 million yen Other(furniture and equipment) 1 million yen Total 16million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 405 million yen Machinery, equipment and vehicles 683 million yen Other(furniture and equipment) 0 million yen Total 1,089 million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 0 million yen Machinery, equipment and vehicles 86 million yen Other(furniture and equipment) 1 million yen Total 87 million yen
* 4 Loss on sale of fixed assets (breakdown) Land 26 million yen Other(furniture and equipment) 0 million yen Total 26 million yen	* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 7 million yen Land 80 million yen Total 88 million yen	* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 0 million yen Land 26 million yen Other(furniture and equipment) 1 million yen Total 28 million yen

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
	Impairment losses The Company recognized the following impairment losses: Use / Type / Location / Value (Millions of yen) Idle / Land / Ikoma, Nara / 302 Idle / Land / Eniwa, Hokkaido / 47 Total / / / 349 Background The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. In the absence of any planned use in the future, and given the decline in the value of the land, the Company recognizes the impairment of its value. Grouping Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned. Calculation of recoverable amounts Amounts are calculated using adjusted fixed asset tax appraisal values.	

Impairment losses detail:

Use	Type	Location	Value Millions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Total			349

(Consolidated Statement of Cash flows)

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)		Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)		Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)	
Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets		Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets		Relation between end-of- term cash and cash equivalents and amounts stated on the interim consolidated balance sheets	
Cash and deposits account	10,933 million yen	Cash and deposits account	25,955 million yen	Cash and deposits account	12,775 million yen
Term deposits with terms in excess of three months	-3 million yen	Term deposits with terms in excess of three months	-3 million yen	Term deposits with terms in excess of three months	-3 million yen
Cash and cash equivalents balance at end of term	10,930 million yen	Cash and cash equivalents balance at end of term	25,952 million yen	Cash and cash equivalents balance at end of term	12,772 million yen

(Lease accounting)

	Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
Lessee 1 Finance leases her than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries			

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the interim (full) term

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,218	864	1,353
furniture and equipment	230	105	125
Total	2,449	969	1,479

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	3,627	1,386	2,241
furniture and equipment	190	51	139
Total	3,818	1,437	2,380

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,857	1,086	1,770
furniture and equipment	115	57	58
Total	2,972	1,144	1,828

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(2) Balance of remaining lease charges at the end of the interim (full) term

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Less than one year	444 million yen	635 million yen	511 million yen
More than one year	1,035 million yen	1,744 million yen	1,317 million yen
Total	1,479 million yen	2,380 million yen	1,828 million yen

Previous interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(3) Equivalent of lease payments and depreciation

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Lease payments	207 million yen	314 million yen	459 million yen
Depreciation equivalent	207 million yen	314 million yen	459 million yen

(4) Calculation of depreciation equivalent

Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

2 Operating leases

Remaining lease payments

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Less than one year	241 million yen	621 million yen	306 million yen
More than one year	677 million yen	3,435 million yen	718 million yen
Total	918 million yen	4,056 million yen	1,025 million yen

Marketable securities

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	3,520	5,968	2,447
Total	3,520	5,968	2,447

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	8

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	132

Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	3,603	9,394	5,790
Total	3,603	9,394	5,790

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	-

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	309
Affiliated companies' stock	794

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities	3,720	7,623	3,902
Total	3,720	7,623	3,902

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

(1) Other marketable securities

	Amount included on consolidated balance sheets (million yen)
Stock of unlisted companies (excluding OTC-traded stock)	-

(2) Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	792

Derivative Financial Instruments

Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	Previous interim consolidated fiscal year (September 30, 2004)				Current interim consolidated fiscal year (September 30, 2005)				End of previous consolidated fiscal year (March 31, 2005)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions												
	Sell:												
	U.S. dollars	1,792	-	1,804	-11	1,901	--	1,978	-76	2,331	-	2,396	-64
	Euro	4,509	-	4,594	-84	7,580	1,187-	7,662	-82	4,939	-	5,041	-102
	Pound sterling	216	-	218	-2	-	--	-	-	-	-	-	-
	Australian dollars	17	-	17	0	-	--	-	-	193	-	195	-1
Total		6,536	-	6,634	-98	9,482	1,187-	9,641	-159	7,464	3,583	7,633	-169

Notes: 1 Calculation of market value

Foreign exchange hedges......Based on futures market pricing..

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed..

(Segment information)

By business

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)
Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)
Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

As the machine tool business segment record more than 90% of the net sales of all business segments and of the total value of the total operating income of the business which recorded operating income, and of the total assets of all business segments, the disclosure of business segment information has been omitted.

By geographic region

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	32,521	9,176	10,799	833	53,311	-	53,311
(2) Intra-group sales Sales	14,082	182	143	362	14,770	-14,770	-
Total	46,604	9,359	10,923	1,195	68,082	-14,770	53,311
Operating expenses	43,594	9,522	11,072	1,102	65,292	-15,081	50,210
Operating income (loss) (-)	3,009	-163	-149	93	2,790	310	3,101

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	36,199	14,751	13,861	1,229	66,042	-	66,042
(2) Intra-group sales Sales	24,369	636	326	486	25,818	-25,818	-
Total	60,568	15,388	14,188	1,715	91,860	-25,818	66,042
Operating expenses	55,586	14,916	13,847	1,528	85,879	-25,414	60,464
Operating income (loss) (-)	4,981	471	340	187	5,981	-403	5,577

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

3. Change in accounting standards

Recognition of sales

As noted in the Notes to the financial statements, from the current consolidated fiscal year the standard for booking sales has changed. The impact of the change is to reduce consolidated sales by 2,696 million yen, and operating income, ordinary income, and net income before taxes by 795 million yen. The change does not impact individual segments outside Japan.

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	71,977	22,972	25,163	2,052	122,166	-	122,166
(2) Intra-group sales Sales	35,765	527	485	847	37,626	-37,626	-
Total	107,743	23,500	25,648	2,900	159,793	-37,626	122,166
Operating expenses	97,753	23,917	25,605	2,569	149,847	-38,197	11,649
Operating income (loss) (-)	9,989	-416	42	330	9,946	-571	10,517

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Overseas sales

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	9,980	10,935	3,932	24,848
☐ Consolidated Sales (million yen)				53,311

Overseas sales as a percentage of total consolidated sales (%)	18.7	20.5	7.4	46.6

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand

Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	16,781	14,789	6,117	37,689
□ Consolidated Sales (million yen)				66,042
Overseas sales as a percentage of total consolidated sales (%)	25.4	22.4	9.3	57.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippine, Vietnam

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,034	25,108	9,003	59,146
□ Consolidated Sales (million yen)				122,166
Overseas sales as a percentage of total consolidated sales (%)	20.5	20.5	7.4	48.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Summary of Interim Non-consolidated Financial and Business Results for the First Half of the Year Ended March 2006

October 31, 2005

Company name Mori Seiki Co., Ltd.

Stock Exchange Listings Tokyo, Osaka

Code number 6141

Headquarters Location Aichi Prefecture

(URL http://www.moriseiki.co.jp)

Representative President

Name Masahiko Mori

Contact (title) Accounting & Finance Dept. General Manager

Name Morikuni Uchigasaki TEL (052) 587-1835

Date of interim meeting of Board of Directors: October 31, 2005 Interim dividend Yes

Start of payment of interim dividend (Date) *Unit of stock: 100 shares*

Non-consolidated Business Results (April 1, 2005 to September 30, 2005)

(1) Non-consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2005	58,214	29.7	4,640	96.6	4,475	81.9
First six months of FY2004	44,889	28.1	2,360	468.1	2,459	719.1
Year ended March 2005	103,746	42.5	8,354	524.9	8,412	293.4

	Net income		Net income per share
	millions of yen	%	yen
First six months of FY2005	4,560	124.2	51.76
First six months of FY2004	2,034	-	23.01
Year ended March 2005	7,902	689.7	88.19

Notes:

1) Average number of shares outstanding: First six months of FY2005: 88,106,540, first six months of FY2004: 88,397,819, Year ended March 2005: 88,295,559

2) Changes in accounting policy Yes

3) The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Dividends

	Interim dividend per share	Full-year dividend per share
	yen	yen
First six months of FY2005	0.00	—
First six months of FY2004	0.00	—
Year ended March 2005	—	20.00

(3) Non-consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2005	138,668	95,506	68.9	1,081.87
First six months of FY2004	118,535	85,060	71.8	962.26
Year ended March 2005	125,809	91,453	72.7	1,037.35

Notes:

1) Average number of shares outstanding: First six months of FY2005: 88,279,426, first six months of FY2004: 88,397,137, year ended March 2005: 88,049,873

2) Treasury stock at the end of September 2005: 6,496,001 shares, September 2004: 6,378,290 shares, March 2005: 6,725,554 shares

Forecasts for the year April 1, 2005 to March 31, 2006

	Sales	Ordinary income	Net income	Net income per share	
	millions of yen	millions of yen	millions of yen	yen	yen
Year ended March 2006	117,800	10,000	9,500	20.00	20.00

Reference: net income per share 107.61yen

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

Please refer to page 10 of the attached materials.

Balance sheets

	Previous interim consolidated fiscal year (September 30, 2004)		Current interim consolidated fiscal year (September 30, 2005)		Previous full consolidated fiscal year (March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	8,123		21,068		8,892	
2 Notes receivable	398		783		809	
3 Accounts receivable	21,198		24,121		23,727	
4 Inventories	16,416		19,807		16,696	
5 Deferred income taxes	45		35		40	
6 Consumption tax receivable	166		101		382	
7 Other	2,990		2,062		2,219	
8 Allowance for doubtful receivables	-179		-68		-86	
Total current assets	49,160	41.5	67,912	49.0	52,584	41.8
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings	22,007		20,005		22,204	
(2) Machinery and equipment	5,639		5,156		6,607	
(3) Land	18,280		18,240		18,789	
(4) Construction in progress	285		260		39	
(5) Other	3,086		3,495		3,319	
Total property, plant and equipment	49,299	41.6	47,159	34.0	50,961	40.5
2 Intangible fixed assets						
Total intangible fixed assets	2,850	2.4	1,967	1.4	2,507	2.0
3 Investments and other assets						
(1) Investments in securities	5,977		9,394		7,623	
(2) Shares in affiliate companies	8,230		8,853		8,893	
(3) Other	3,044		3,380		3,238	
(4) Allowance for doubtful receivables	-25		—		—	
Total investments and other assets	17,225	14.5	21,628	15.6	19,756	15.7
Total fixed assets	69,375	58.5	70,755	51.0	73,225	58.2
Total assets	118,535	100.0	138,668	100.0	125,809	100.0

	Previous interim consolidated fiscal year (September 30, 2004)			Current interim consolidated fiscal year (September 30, 2005)			Previous full consolidated fiscal year (March 31, 2005)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Liabilities									
I Current liabilities									
1 Accounts payable		6,566			7,685			7,504	
2 Current portion of long-term debt		5,000			5,000			5,000	
3 Accrued income taxes		182			161			326	
4 Other		3,865			4,610			5,578	
Total current liabilities		15,614	13.2		17,456	12.6		18,411	14.6
II Long-term liabilities									
1		-			11,500			-	
2 Long-term debt		15,000			10,000			12,500	
3 Deferred income taxes		1,036			2,380			1,620	
4 Deferred income taxes on reserve for land revaluation		1,824			1,824			1,824	
Total long-term liabilities		17,861	15.0		25,704	18.5		15,944	12.7
Total liabilities		33,475	28.2		43,161	31.1		34,356	27.3
Shareholders' equity									
I Common stock		28,190	23.8		28,190	20.3		28,190	22.4
II Capital surplus									
1 Capital reserve	40,931			40,931			40,931		
2 Other Capital surplus	-			57			1		
Total capital surplus		40,931	34.5		40,988	29.5		40,932	32.5
III Retained earnings									
1 Legal reserve	2,650			2,650			2,650		
2 General reserve	25,974			32,898			25,974		
3 Unappropriated retained earnings	4,934			-2,370			10,405		
Total retained earnings		33,559	28.3		33,178	23.9		39,030	31.0
IV Reserve for land revaluation		-13,569	-11.4		-4,636	-3.3		-13,171	-10.4
V Net unrealized holding gain on securities		1,456	1.2		3,446	2.5		2,322	1.8
VI Treasury stock		-5,508	-4.6		-5,660	-4.0		-5,850	-4.6
Total shareholders' equity		85,060	71.8		95,506	68.9		91,453	72.7
Total liabilities and shareholders' equity		118,535	100.0		138,668	100.0		125,809	100.0

Statements of income

	Previous interim consolidated fiscal year (September 30, 2004)			Current interim consolidated fiscal year (September 30, 2005)			Previous full consolidated fiscal year (March 31, 2005)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		44,889	100.0		58,214	100.0		103,746	100.0
II Cost of sales		32,147	71.6		39,175	67.3		72,562	69.9
Gross profit		12,741	28.4		19,038	32.7		31,184	30.1
III Selling, general and administrative expenses		10,381	23.1		14,398	24.7		22,830	22.0
Operating income		2,360	5.3		4,640	8.0		8,354	8.1
IV Non-operating income									
1 Interest income	14			3			23		
2 Dividend income	25			50			50		
3 Foreign exchange gain	104			-			100		
4 Rental income	-			115			-		
5 Other	40	185	0.4	87	256	0.4	73	248	0.2
V Non-operating expenses									
1 Interest expense	47			39			92		
2 Interest on bonds	-			197			-		
3 Foreign exchange loss	-			72			-		
4 Other	38	86	0.2	111	421	0.7	97	190	0.2
Ordinary income		2,459	5.5		4,475	7.7		8,412	8.1
VI Extraordinary income									
1 Gain on sale of fixed assets	7			262			14		
2 Gain on sale of investments in securities	-	7	0.0	917			0		
				118	1,297	2.2	-	15	0.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	15			683			86		
2 Loss on disposal of fixed assets	26			85			26		
3 Loss on devaluation of investments in securities	-			349			-		
4 Loss on devaluation of shares in affiliate companies	-			44			-		
5 Retirement benefits paid to directors and statutory auditors	369			-			-		
6		412	0.9	28	1,192	2.1	-	482	0.5
Income before income taxes		2,055	4.6		4,581	7.8		7,944	7.6
Income taxes	21			21			42		
Corporation tax adjustment	-	21	0.1	-	21	0.0	-	42	0.0
Net income		2,034	4.5		4,560	7.8		7,902	7.6
Unappropriated retained earnings brought forward		2,907			1,604			2,907	
Reversal of reserve for land revaluation		-6			-8,535			-404	
Unappropriated retained earnings		4,934			−2, 370			10,405	

Important accounting policies

1 Assets valuation standard and methodology (1) Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(2) Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value
(3) Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method
2 Depreciation of fixed assets (1) Property, plant and equipment (2) Intangible fixed assets	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).
3 Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
4. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
5 hedge accounting (1) hedge accounting methodology (2) Items to be hedged, and methodology (3) Hedging policy (4) Assessing effectiveness	Deferred hedge accounting. Foreign exchange hedges Items hedged: foreign currency-denominated transactions In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management. The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
6 Other significant issues (1) Consumption tax	Sales are included net of consumption tax.

Change in Accounting

Change in accounting for sales recognition	From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 2,523 million yen, and operating income, ordinary income, and net income before taxes by 749 million yen.
Change in accounting for fixed asset impairment	From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 349 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.

Notes

(Balance sheets)

Previous interim consolidated fiscal year (September 30, 2004)	Current interim consolidated fiscal year (September 30, 2005)	Previous full consolidated fiscal year (March 31, 2005)
* 1 Cumulative depreciation of property, plant and equipment 62,775 million yen	* 1 Cumulative depreciation of property, plant and equipment 65,268million yen	* 1 Cumulative depreciation of property, plant and equipment 64,437 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 199 others) 1,841 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,219 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,091 million yen
3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows: Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen

(Statement of income)

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
* 1 Depreciation Property, plant and equipment 1,714 million yen Intangible fixed assets 436 million yen	* 1 Depreciation Property, plant and equipment 1,744 million yen Intangible fixed assets 421 million yen	* 1 Depreciation Property, plant and equipment 3,665 million yen Intangible fixed assets 865 million yen
* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen Total 7 million yen	* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 5 million yen land 257 million yen Total 262 million yen	* 3 Gain on sale of fixed assets (breakdown) Buildings and structures 3 million yen Machinery, equipment and vehicles 4 million yen land 6 million yen Total 14 million yen
* 3 Loss on disposal of fixed assets (breakdown) Machinery, equipment and vehicles 15 million yen Other(furniture and equipment) 0 million yen Total 15 million yen	* 3 Loss on disposal of fixed assets (breakdown) Machinery, equipment and vehicles 683 million yen Other(furniture and equipment) 0 million yen Total 683 million yen	* 3 Loss on disposal of fixed assets (breakdown) □□□ 0 million yen Machinery, equipment and vehicles 85 million yen Other(furniture and equipment) 0 million yen Total 86 million yen
* 4 Loss on sale of fixed assets (breakdown) land 26 million yen	* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 4 million yen land 80 million yen Total 85 million yen	* 4 Loss on sale of fixed assets (breakdown) land 26 million yen

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
	Impairment losses The Company recognized the following impairment losses: (see table below) Background The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. In the absence of any planned use in the future, and given the decline in the value of	

Use	Type	Location	Value Millions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Total			349

	the land, the Company recognizes the impairment of its value. Grouping Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned. Calculation of recoverable amounts Amounts are calculated using adjusted fixed asset tax appraisal values.	

(Lease accounting)

	Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)
Lessee 1 Finance leases her than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries			

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the interim (full) term

Previous interim consolidated fiscal year (April 1, 2004 to September 30, 2004)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	2,165	848	1,316
Vehicles	6	0	5
furniture and equipment	175	86	89
Total	2,348	935	1,412

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Interim end balance equivalent (million yen)
Machinery, equipment and vehicles	3,202	1,343	1,859
Vehicles	21	5	15
furniture and equipment	102	22	79
Total	3,325	1,371	1,954

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,802	1,067	1,734
Vehicles	6	1	4
furniture and equipment	66	36	30
Total	2,875	1,105	1,770

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(2) Balance of remaining lease charges at the end of the interim (full) term

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Less than one year	425 million yen	549 million yen	492 million yen
More than one year	987 million yen	1,404 million yen	1,277 million yen
Total	1,412 million yen	1,954 million yen	1,770 million yen

Previous interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Current interim consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the interim term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the interim term.

Previous full consolidated fiscal year: The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

(3) Equivalent of lease payments and depreciation

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Lease payments	197 million yen	286 million yen	439 million yen
Depreciation equivalent	197 million yen	286 million yen	439 million yen

(4) Calculation of depreciation equivalent

Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.

2 Operating leases
Remaining lease payments

	Previous interim consolidated fiscal year	Current interim consolidated fiscal year	Previous full consolidated fiscal year
Less than one year	239 million yen	499 million yen	303 million yen
More than one year	674 million yen	2,166 million yen	713 million yen
Total	914 million yen	2,666 million yen	1,017 million yen

Marketable securities

Previous interim consolidated fiscal year (September 30, 2004)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Current interim consolidated fiscal year (September 30, 2005)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Previous full consolidated fiscal year (March 31, 2005)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

April 27, 2004

Company name Mori Seiki Co., Ltd
Code 6141
Contact Accounting Dept. General Manager
Name Shigeaki Ushio
TEL (0743) 53 - 1143

Notice of Earnings Forecast Revision

Based on recent events, the Company revises its earnings forecasts from those announced on November 6, 2003 and February 6, 2004 as follows

1. Revision of consolidated earnings for the period April 1, 2003 to March 31, 2004

(millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A) Announced February 6, 2004	82,000	–	1,800	500
Revised forecast (B)	87,000	2,400	1,800	700
Change (B–A)	5,000	–	0	200
Change (%)	6.1	–	0.0	40.0
Previous fiscal year (Year ended March 2003)	63,863	△ 4,012	△ 3,476	△ 5,554

2. Revision of non-consolidated earnings for the period April 1, 2003 to March 31, 2004

(millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A) Announced November 6, 2003	70,000	900	400	△ 700
Revised forecast (B)	72,700	1,300	2,100	1,000
Change (B–A)	2,700	400	1,700	1,700
Change (%)	3.9	44.4	425.0	–
Previous fiscal year (Year ended March 2003)	55,072	△ 2,790	△ 2,222	△ 5,349

3. Reasons for the consolidated and non-consolidated forecast revision

The pronounced recovery in the Japanese economy since last autumn has led to substantial increases in domestic orders and sales volumes. To respond to this growth in demand, the Company redirected to the domestic market products that had originally been designated for export to overseas subsidiaries to build up overseas distribution inventory. For this reason, the Company now forecasts consolidated sales of 87.0 billion yen, an increase of 5.0 billion yen over the initial figure. The forecast of net income is raised 700 million yen as a result of the booking of extraordinary gains from the sale of investment securities related to the unwinding of cross-shareholdings.
The Company forecasts non-consolidated sales of 72.7 billion yen and operating income rising to 1.3 billion yen as a result of the sales increase. The forecast of ordinary income (2.1 billion yen) results from dividends of 1.0 billion yen received from the Company's subsidiary in the United States and from 200 million yen in currency conversion gains. This raises the forecast

May 24, 2004

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting Dept. General Manager Shigeaki Ushio
Telephone	(0743) 53-1143

Issuing of Stock Acquisition Rights as Stock Options

The Company hereby announces that the meeting of the Board of Directors held on May 11, 2004 it resolved to add the following subject to the Agenda of the 56th Ordinary General Meeting of Shareholders to be held on June 25, 2004.

The Company seeks authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

1. Reasons behind issuing share acquisition rights for the purpose of granting stock options

   To further raise the motivation and morale, and to secure the services of talented individuals to improve the consolidated business performance of the Company, the Company would like to issue share acquisition Rights for the purpose of granting gratis Stock Options to the Directors, Statutory Auditors and employees. Since the purpose is to grant stock options, the subscription amount to be paid upon the exercise of these rights is to be determined based on the market price of the underlying share on the issue date, as detailed in (5) below.

2. Details of Issuing Share Acquisition Rights

   (1) Persons to whom share acquisition rights shall be allocated:

   Directors, Statutory Auditors, and employees of the parent Company and subsidiaries.

   (2) Class and number of shares to be issued.

   Not exceeding 1,102,000 Shares of common stock of the Company.

   The number of shares to be issued upon exercise of each share acquisition right shall be adjusted in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights. However, this adjustment shall apply only to those stock acquisition rights not exercised at the time of the stock split or reverse stock split. Any fraction less than one share resulting from this adjustment shall be disregarded.

   Number of shares granted after adjustment = Number of Shares granted before adjustment × Ratio of split or consolidation

   (3) Aggregate number of share acquisition rights:

   Not exceeding 11,020. (The number of shares to be issued upon exercise of each share acquisition right shall be 100 shares. However, if there are adjustments as mentioned in (2), there will be a similar adjustment.)

   (4) Issue price of the share acquisition rights:

   No consideration

   (5) Amount to be paid upon exercise of share acquisition rights:

   The amount to be paid in per share upon exercise of share acquisition rights (the 'Exercise

Price') shall be the amount obtained by multiplying the average of closing prices in regular trading of the shares of common stock of the Company on the Osaka Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) by 1.05. Any fraction less than one yen resulting from this calculation shall be rounded up to the nearest one yen.

However if that figure is less than the closing price of the warrant immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), the second measure is used.

If the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights, the Amount to be paid upon exercise of share acquisition rights is adjusted using the equation below. Any fraction less than on yen resulting from this calculation shall be rounded up to the nearest one yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In the event that the Company issues new shares or disposes treasury stock shares at a price that is less than the market price (excluding issuance or transfer of new shares from the exercise of stock acquisition rights) on or after the issue date of the stock acquisition rights, the Exercise Price shall be adjusted according to the following formula, with fractional amounts less than 1 yen to be rounded up to the nearest yen.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Subscription amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of newly issued shares}}$$

(6) Period during which share acquisition rights may be exercised

From and including July 1, 2006, to and including June 30, 2009

(7) Conditions for exercise of share acquisition rights.

(1) A person who has gained allotment for the right to purchase new shares would have to be a Director, Statutory Auditor or employee of our company or a person who concludes advisory agreement with the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares.

(2) The stock acquisition rights may not transferred, pledged, or otherwise disposed of.

(3) In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(4) Other conditions shall be determined based on the resolution made at the general meeting of shareholders and the board of directors, and followed by the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(8) Cancellation of share acquisition rights

(1) The Company may cancel all the stock acquisition rights without compensation in the event that a general meeting of shareholders approves either a merger agreement in which the Company ceases to be a surviving entity or an agreement for the exchange or transfer of shares by which the Company becomes a wholly owned subsidiary of another company.

(2) The Company may cancel all or a portion of the unexercised stock acquisition rights without compensation in the event that a recipient of stock acquisition rights is deemed ineligible to exercise those rights, discussed in (7) above.

(9) Restriction on transfer of share acquisition rights.

Share acquisition rights cannot be transferred unless the approval of the board of directors of the Company is obtained.

July 7, 2004

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting Dept. General Manager Shigeaki Ushio
Telephone	(0743) 53-1143

Allotment of Stock Acquisition Rights as Stock Options

The Company hereby announces that at the meeting of the Board of Directors held on July 7, 2004 it resolved the details of the issuance of stock acquisition rights. This was introduced upon resolution of the 56th Ordinary General Meeting of Shareholders pursuant to provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the stock acquisition rights are as follows:
Particulars regarding the Amount to be paid upon exercising the Stock Acquisition Right and other undecided portions will be decided on the date of Stock Acquisition Rights issue, July 16, 2004.

1.	Issue date of Stock Acquisition Rights	Scheduled for July 16, 2004
2.	Number of Stock Acquisition Rights	11,020 (100 shares shall be allotted to each stock acquisition right)
3.	Issue price of Stock Acquisition Rights	Free of charge
4.	Type and number of shares to be issued upon exercise of Stock Acquisition Rights	1,102,000 share of common stock of the Company
5.	Amount to be paid upon exercise of each Stock Acquisition Rights	Undecided
6.	Aggregate issue price of shares to be issued upon exercise of Stock Acquisition Rights	Undecided
7.	Exercise period of stock acquisition rights	From July 1, 2006 to June 30, 2009

8	Conditions exercising equity warrant	1 A person who has gained allotment for the right to purchase new shares would have to be the Director, Statutory Auditor or employee of our company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares. 2 The stock acquisition rights may not be transferred, pledged, or otherwise disposed of. 3 In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement as described in 4 below. 4 Other conditions would be determined based on the resolution made at the 56th general meeting of stockholders and board of directors on July 7, 2004 and followed by the agreement of the right to purchase new shares, conducted between our company and a person with the right to purchase new shares.
9	Amount of a portion of the issue price of shares to be issued upon exercise of stock acquisition rights which is transferred to the paid-in capital of the Company	Undecided
10	Restriction on transfer of Share Acquisition Rights	Share Acquisition Rights cannot be transferred unless an approval of the Board of Directors of the Company shall be obtained.
11	Summary of recipients	Total of 238, consisting of Directors, Auditors, and Employees of the Company and its Subsidiaries.

Reference

(1) Date of Resolution by the Board of Directors to add to the Ordinary General Meeting's Agenda	May 11, 2004
(2) Date of Resolution at the Ordinary General Meeting of Shareholders of the Company	June 25, 2004

46

July 21, 2004

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting Dept. General Manager Shigeaki Ushio
Telephone	(0743) 53-1143

Determination of Terms, etc. of Stock Acquisition Rights as Stock Option Scheme

The Company hereby announces the allocation of the undecided portions of the Stock Acquisition Rights, which was originally determined at the meeting of the Board of Directors held on July 7, 2004 pursuant to provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Issue date of Stock Acquisition Rights	July 21, 2004
2. Amount to be paid upon exercise of each Stock Acquisition Rights	957 yen per share
3. Aggregate issue price of shares to be issued upon exercise of Stock Acquisition Rights	1,054,614,000 yen
4. Amount of a portion of the issue price of shares to be issued upon exercise of stock acquisition rights which is transferred to the paid-in capital of the Company	479 yen per share

Reference

(1) Date of Resolution by the Board of Directors to add to the Ordinary General Meeting's Agenda	May 11, 2004
(2) Date of Resolution at the Ordinary General Meeting of Shareholders of the Company	June 25, 2004

October 10, 2004

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code 6141	First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer
	Accounting & Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1. Reason for the Treasury Stock Repurchase

To execute flexible capital policies capable of dealing with economic fluctuations

2. Details of Repurchase

(1) Type of share repurchased:	Common Stock
(2) Total number of shares acquired:	4,000 thousand Shares (Maximum)
	(4.22% of all outstanding shares)
(3) Total amount of shares acquired:	4,000 million yen (Maximum)
(4) Acquisition Period	October 8, 2004 to March 31, 2005

(Reference) State of shares acquired as of September 30, 2004

Total Number of Outstanding Shares:	94,775,000 shares
Shares of Treasury Stock	6,378,290 shares

November 1, 2004

Company name Mori Seiki Co., Ltd.
Code number 6141 (URL http://www.moriseiki.co.jp)
Representative President
Name Masahiko Mori
Contact (title) Accounting Dept. General Manager
Name Shigeaki Ushio
TEL (052) 587 - 1835

Notice of Earnings Forecast Revision

Based on recent events, the Company revises its earnings forecasts from those announced on May 11, 2004 and August 6, 2004 as follows

1. Consolidated earnings

1. Revision of consolidated earnings for the period April 1, 2004 to September 30, 2004 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	53,000	3,000	3,000	2,500
Revised forecast (B)	50,000	–	2,300	1,900
Change (B–A)	3,000	–	700	600
Change (%)	6.0	–	30.4	31.6
Previous fiscal year April 1, 2003 to September 30, 2003	39,718	818	659	△ 676

2. Revision of consolidated earnings for the period April 1, 2004 to March 31, 2005 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	116,000	10,500	10,500	9,700
Revised forecast (B)	105,000	–	5,300	4,800
Change (B–A)	11,000	–	5,200	4,900
Change (%)	10.5	–	98.1	102.1
Previous fiscal year Year ended March 2004	87,557	2,401	1,850	712

2. Non-consolidated earnings

1. Revision of non-consolidated earnings for the period April 1, 2004 to September 30, 2004 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	44,500	2,300	2,400	2,000
Revised forecast (B)	42,500	1,900	1,900	1,750
Change (B–A)	2,000	400	500	250
Change (%)	4.7	21.1	26.3	14.3
Previous fiscal year April 1, 2003 to September 30, 2003	35,033	415	300	△ 872

2. Revision of non-consolidated earnings for the period April 1, 2004 to March 31, 2005 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	102,500	9,200	9,200	8,800
Revised forecast (B)	85,000	3,800	3,800	3,500
Change (B–A)	17,500	5,400	5,400	5,300
Change (%)	20.6	142.1	142.1	151.4
Previous fiscal year Year ended March 2004	72,787	1,336	2,138	1,000

3. Reasons for the consolidated and non-consolidated forecast revision

The following factors have caused the increase in sales and income:

- Expanded demand for capital equipment in Japan and abroad.
- Greater-than-forecast demand for the new NL series launched in June 2004

January 7, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	October 8, 2004 to December 30, 2004
2.	Number of shares purchased	151,600 shares
3.	Total amount purchased	134,394,000 yen
4.	Method of Purchase:	Through the Tokyo Stock Exchange

(Reference) Details of share repurchase discussed by the Board of Directors Resolution dated October 7, 2004. (Announced October 7, 2004)

• Type of share acquired:	Common Stock
• Total number of acquired shares:	4,000,000 (Maximum)
• Total amount of acquired shares:	4,000 million yen (Maximum)
• Acquisition period:	October 8, 2004 to March 31, 2005

April 7, 2005

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Corporate Planning Dept. General Manager
Shigeaki Ushio
Telephone (052) 587-1830

Medium-term Business Strategy (Mori-568 Plan)

The Company hereby announces that we have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007.

Outline of Mid-term Business Plan (Mori-568 Plan)

1. Basic goal

"The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers."

It has long been said that the machine tool industry is highly cyclical, subject to the swings in the overall economy. However, looking at the demand picture in the global machine tool market, as shown below, we actually see little volatility in machine tool demand since 1995. We would attribute this stability to economic growth in Asia, along with the development of more balanced machine tool markets in Japan, the Americas, Europe, and Asia. Over the next three years, we forecast machine tool market sales of at least $35 billion per annum. Based on this outlook, going forward we plan to make a fundamental shift in our strategy. Compared with our former approach, which has left sales and earnings overly dependant on the state of the business environment, we will take a more proactive stance, effectively utilizing market analysis and analysis of our internal environment in support of our goal of establishing Mori Seiki as the world's largest and most respected international manufacturer in the global machine tool market. (Global One)

Global demand for machine tools


USDMill
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005 (F)
2006 (F)
2007 (F)

Source: Gardner Publications, Inc.

2. Mission Statement

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will:

Enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices;

Increase our customers' productivity and efficiency through our latest developments in technology as manifested by our increasingly accurate and progressive manufacturing capabilities;

Support our customers with our knowledgeable and responsive sales, applications, and service personnel.

3. Management Goal

(1) Mori-5 : Global market share of 5%

We intend to increase our market share of global orders, currently 3.4%, to 5.0%, by enhancing our marketing ability thorough forming marketing terms to match our customers and industry base. In particular, we intend to expand our marketing personnel to target the European and Asian markets where the demand for our products is relatively large. We will also respond to the demand from existing customers to replace the machines currently used with our latest machines.

(2) Mori-6 : Consolidated cost of sales of 60%

We intend to reduce the percentage of cost of sales to our total net sales, currently 66%, to 60%, by increasing our capacity to produce parts internally for our products and to standardize such parts so that they can be used for a variety of products produced by us. We also intend to increase our work output per employee by increasing the utilization of its machine processes and reducing work hours.

(3) Mori-8 : Establishing an 800 unit-per-month production

We intend to increase our monthly production capacity, currently 600 units, to 800 units, by aggressively installing new equipment and reducing production costs and lead time. We also intend to re-establish our supply and chain management strategy through co-operation with our suppliers in order to shorten procurement times.

4. (Reference) Mid-term Business Plan (Mori-568 Plan)

We calculated our consolidated earnings plan for Fiscal year 2007 if we could achieve the Mori-568 Plan.

Condition: Global machine tool market sales of $35 billion per annum

Consolidated (millions of yen)

	Fiscal year 2005 (Forecast)	Fiscal year 2007 (Plan)
Net sales	120,000	175,000
Operating income	10,500	23,500
Operating income ratio	8.8%	13.4%

April 8, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting & Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	January 4, 2005 to March 31, 2005
2.	Number of shares purchased	200,000 shares
3.	Total amount purchased	212,000,000 yen
4.	Method of Purchase:	Through the Osaka Stock Exchange

(Reference) Details of share repurchase discussed by the Board of Directors Resolution dated October 7, 2004. (Announced October 7, 2004)

• Type of share acquired:	Common Stock
• Total number of acquired shares:	4,000,000 (Maximum)
• Total amount of acquired shares:	4,000 million yen (Maximum)
• Acquisition period:	October 8, 2004 to March 31, 2005

May 9, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer
	Accounting & Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1835

Issuing of Stock Acquisition Rights as Stock Options

The Company hereby announces that the meeting of the Board of Directors held on May 2, 2005 it resolved to add the following subject to the Agenda of the 57th Ordinary General Meeting of Shareholders to be held on June 29, 2005.

The Company seeks authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

1. Reasons behind issuing share acquisition rights for the purpose of granting stock options

   To further raise the motivation and morale, and to secure the services of talented individuals to improve the consolidated business performance of the Company, the Company would like to issue share acquisition Rights for the purpose of granting gratis Stock Options to the Directors, Statutory Auditors, employees and External Consultants. Since the purpose is to grant stock options, the subscription amount to be paid upon the exercise of these rights is to be determined based on the market price of the underlying share on the issue date, as detailed in (5) below.

2. Details of Issuing Share Acquisition Rights

   (1) Persons to whom share acquisition rights shall be allocated:

   Directors, Statutory Auditors, and employees of the parent Company and subsidiaries, and external consultants.

   (2) Class and number of shares to be issued.

   Not exceeding 2,810,000 Shares of common stock of the Company.

   The number of shares to be issued upon exercise of each share acquisition right shall be adjusted in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights. However, this adjustment shall apply only to those stock acquisition rights not exercised at the time of the stock split or reverse stock split. Any fraction less than one share resulting from this adjustment shall be disregarded.

   Number of shares granted after adjustment = Number of Shares granted before adjustment × Ratio of split or consolidation

   (3) Aggregate number of share acquisition rights:

   Not exceeding 28,100. (The number of shares to be issued upon exercise of each share acquisition right shall be 100 shares. However, if there are adjustments as mentioned in (2), there will be a similar adjustment.)

   (4) Issue price of the share acquisition rights:

No consideration

(5) Amount to be paid upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (the 'Exercise Price') shall be the amount obtained by multiplying the average of closing prices in regular trading of the shares of common stock of the Company on the Osaka Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) by 1.05. Any fraction less than one yen resulting from this calculation shall be rounded up to the nearest one yen.

However if that figure is less than the closing price of the warrant immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), the second measure is used.

If the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights, the Amount to be paid upon exercise of share acquisition rights is adjusted using the equation below. Any fraction less than on yen resulting from this calculation shall be rounded up to the nearest one yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In the event that the Company issues new shares or disposes treasury stock shares at a price that is less than the market price (excluding issuance or transfer of new shares from the exercise of stock acquisition rights) on or after the issue date of the stock acquisition rights, the Exercise Price shall be adjusted according to the following formula, with fractional amounts less than 1 yen to be rounded up to the nearest yen.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \textit{Subscription amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of newly issued shares}}$$

(6) Period during which share acquisition rights may be exercised

From and including July 1, 2007, to and including June 30, 2010

(7) Conditions for exercise of share acquisition rights.

(1) A person who has gained allotment for the right to purchase new shares would have to be a Director, Statutory Auditor or employee of our company or a person who concludes advisory agreement with the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares.

In addition, equity warrants allotted to external consultants will need a valid contract with the Company when it is exercised.

(2) The stock acquisition rights may not transferred, pledged, or otherwise disposed of.

(3) In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(4) Other conditions shall be determined based on the resolution made at the general meeting of shareholders and the board of directors, and followed by the agreement of the right to purchase new shares, conducted between the Company and a person with the right to purchase new shares.

(8) Cancellation of share acquisition rights

(1) The Company may cancel all the stock acquisition rights without compensation in the event that a general meeting of shareholders approves either a merger agreement in which the Company ceases to be a surviving entity or an agreement for the exchange or transfer

of shares by which the Company becomes a wholly owned subsidiary of another company.

(2) The Company may cancel all or a portion of the unexercised stock acquisition rights without compensation in the event that a recipient of stock acquisition rights is deemed ineligible to exercise those rights, discussed in (7) above.

(9) Restriction on transfer of share acquisition rights.

Share acquisition rights cannot be transferred unless the approval of the board of directors of the Company is obtained.

May 25, 2005

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Accounting & Finance Dept. General Manager
Morikuni Uchigasaki
Telephone (052) 587-1835

Issuance of Euro Yen Zero Coupon Convertible Bonds due 2012

Pursuant to the decision made on 25 May 2005 by the Board of Directors, the Company decided the issuance of Euro Yen Zero Coupon Convertible Bonds due 2012 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai). The terms of the Convertible Bonds are as follows:

1. Name of Convertible Bonds

   Mori Seiki Co., Ltd. Euro Yen Zero Coupon Convertible Bonds due 2012. The stock acquisition rights (shinkabu yoyakuken) incorporated in the Convertible Bonds shall be hereinafter referred to as the 'Stock Acquisition Rights' and the Convertible Bonds excluding the Stock Acquisition Rights shall be referred to as the 'Bonds'.

2. Total amount of the Bonds

   101% of the principal amount of the Bonds (Each worth 100 million yen)

3. Issue price of the Bonds

   Zero

4. Date of payment and date of issue

   June 13, 2005 (London time. Same for others below unless specified)

5. Terms regarding the Offer

   (1)Method of Offering

   Offering to overseas markets mainly in Europe (excluding U.S.) through underwriting of the principal amount of the Bonds by the Managers, Nomura International plc being the Lead Manager. The Company has granted the Managers an option, exercisable at any time up to and including 8 AM (Tokyo time) to subscribe under certain circumstances up to a further 1.5 billion yen aggregate

principal amount of the Bonds.

(2)Offering Price of the Bonds with Stock Acquisition Rights

103.5% of the principal amount of the Bonds.

6. Particulars of Stock Acquisition Rights

(1)Class and number of shares for the Stock Acquisition Rights

Shares issueable upon exercise of the Stock Acquisition Rights shall be share of common stocks of the Company (hereinafter referred to as the 'Shares'). The number of Shares, which may be newly issued shares or already issued and held by the Company as treasury share, to be issued or transferred to the Bondholders upon exercise of the Stock Acquisition Rights (such issuance or transfer of the Shares shall be collectively referred to as 'delivery' of the Shares) shall be calculated by dividing the aggregate issue price of the Bonds deposited for exercise of the Stock Acquisition Rights by the Conversion Price (as defined in (3) below). However, any fraction of a full Share resulting form the exercise of the Stock Acquisition Rights shall be disregarded and no cash adjustment will be made. In case that Shares constituting less than on unit are issued upon exercise of the Stock Acquisition Rights, the Company will make cash payment with respect to those shares as though a holder thereof exercised the right to request the Company to purchase those Shares under the Commercial Code of Japan and waived the right to request the Company to sell to it additional Shares for the purpose of making such Bondholder's holding of Shares, when added to the Shares held by such Bondholder, constitute the nearest complete unit of Shares.

(2)Total number of Stock Acquisition Rights

10,000. In addition, when the Managers exercise their right to subscribe further shares, the aggregate principal amount will be divided by 100 million yen. In addition, when further Bond Certificates are issued against appropriate evidence and indemnity in case of loss theft or destruction, the aggregate principal amount is also divided by 100 million yen.

(3)The amount to be paid upon the exercise of the Stock Acquisition Rights:

(1) The amount to be paid upon the exercise of each Stock Acquisition Right shall be the amount equal to the issue price of each Bond.

(2) The price at which a Share shall be acquired upon exercise of the Stock

Acquisition Right (hereinafter referred to as the 'Conversion Price') will initially be determined by a Representative Director of the Company referring to the investor's demands and other market factors, pursuant to the authorization of the Board of Directors; provided that such initial Conversion Price shall not be less than 1.15 times the Closing Price of ordinary trading on the Osaka Stock Exchange, Inc. on the date of the execution of the Subscription Agreement (made by the Company and the Managers) or the day before (Tokyo time).

(3) The Conversion Price will be adjusted by the following formula in case the Company issues or delivers, after issuance of the Bonds, the Shares of the Company at a price less than the market price of the Shares of the Company.

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares to be issued or delivered} \times \text{Amount to be paid per share}}{\text{Market price per Share}}}{\text{Number of shares outstanding} + \text{Number of shares to be issued or delivered}}$$

Appropriate and necessary adjustment will also be made in case of stock split or consolidation of the Shares, issue of stock acquisition right exercisable into the Shares at less than market price and in certain other cases as provided in the terms and conditions of the Convertible Bonds.

(4)Reason for the zero issue price of the Stock Acquisition Rights and the calculation of the amount to be paid upon exercise of the Stock Acquisition Rights

Considering that a Stock Acquisition Right is attached to a Bond and a Stock Acquisition Right and a Bond are mutually and closely interrelated as the Stock Acquisition Right is not capable to be transferred separately from the Bond, the Bond shall lapse upon exercise of the Stock Acquisition Right due to the substitute payment, and the exercise period of the Stock Acquisition Right shall be expired if the Bond is redeemed prior to its maturity; and the value of the Stock Acquisition Right and the Economical value obtained by the Company upon the issue of the Bonds with Stock Acquisition Right with the coupon rate thereof and issue price thereof and on the other terms and conditions thereof, as a result of attaching the Stock Acquisition Right, the issue price has been determined to be zero. Since the Bond is a bond with stock acquisition right of convertible bonds type, the amount to be paid upon exercise of a Stock Acquisition Right shall be equivalent to the issue price, and initial Conversion Price shall be the amount to be determined in accordance with 3. (2) above.

(5)Exercise period of the Stock Acquisition Rights:

On and after June 27, 2005, up to, and including the closing time of business on May 29, 2012 (local time where the exercise is requested). Provided, however, (i) in case of early redemption at the Company's option, then up to the close of business (local time where the exercise is requested) on the third business day in Tokyo prior to the date scheduled for redemption thereof, (ii) in case of the early redemption at the Bondholder's option, then up to the time when the relevant notice of redemption is deposited at the specified office of the Agent, (iii) in case that such Bond shall become due and repayable, then up to the time when such Bond so due and payable and (iv) in case of the purchase and cancellation, then up to the day on which the Bonds are cancelled or delivered

for cancellation. In no event, the Stock Acquisition Right shall be exercised after expiration. Upon expiration of the Exercise Period as above (May 29, 2012; local time where the exercise is requested), all the Stock Acquisition Right outstanding will lapse and cease to be exercisable or valid for any purposes.

(6)Other conditions for the exercise of the Stock Acquisition Rights

No Stock Acquisition Right may be exercised in part only

(7)Event of the cancellation of the Stock Acquisition Rights

Not applicable

(8)Portion of the issue price of the shares issued upon exercise of the Stock Acquisition Rights which will be accounted for as stated capital.

The portion of the issue price of the shares issued upon the exercise of Stock Acquisition Rights which will be accounted for as stated capital shall be one-half of such issue price rounded upward to the nearest one Japanese Yen.

(9)Dividend on shares delivered upon exercise of Stock Acquisition Rights effected during fiscal year:

Initial dividends or interim dividends on the Shares delivered upon the exercise of the Stock Acquisition Rights (in accordance with Article 293-5 of the Commercial code of Japan) shall be paid as if the exercise had taken effect at the beginning of the Dividend Accrual Period (each six-month period ending on 31 March or 30 September of each year) during which the relevant effective date of the exercise of the Stock Acquisition Right set forth above falls.

7. Particulars of Bonds:

(1)Amount Issued

The grand total of 10.1 billion yen and an aggregate principal amount of the Bonds which are additionally issued pursuant to exercise of the Option granted to the managers, Nomura International plc being the Lead Manager, and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(2)Interest rate on the Bonds

There is no interest rate

(3)Time of Redemption of the Bonds

The Convertible Bonds shall be redeemed at 100% of the principal amount of the Bonds on June

13, 2012

(4)Early redemption

(1) Rdemption pursuant to the provision of 130% call option

On and after June 13, 2008, the Company may, having given not less than 30 nor more than 60 days' notice to the Bondholders (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount, provided however, that no such redemption may be made unless that last reported selling price (the 'Closing Price') of Shares on the Osaka Stock Exchange, Inc. (the 'Exchange') of the Shares for each of 30 consecutive Trading Days, the last of which occurs not more than 30 days prior to the date upon which the notice of such redemption is first published, is at least 130% of the Conversion Price (as defined in Item 6. (3)).

(2) Redemption for Taxation Reason:

If the Company satisfies the Trustee that, as a result of any change in the Japanese tax law, etc., the Company would be required to pay any additional amounts and the requirement cannot be avoided by the Company taking reasonable measures available to it, the Company may, upon giving not less than 30 days' nor more than 60 days' prior notice to the Bondholders, at any time redeem all, but no some only, of the Bonds then outstanding at their principal amount; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Bonds then due.

(3) Redemption for Kabushiki Kokan or Kabushiki Iten

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation ('Holding Company') by way of kabushiki-kokan or kabushiki-iten then, the Company the Company may, having given not less than 30 nor more than 60 days' prior notice of redemption to Bondholders, redeem all, but not some only, of the Bonds then outstanding at the following redemption prices:

June 13, 2005 to June 12, 2006	106%
June 13, 2006 to June 12, 2007	105%
June 13, 2007 to June 12, 2008	104%
June 13, 2008 to June 12, 2009	103%
June 13, 2009 to June 12, 2010	102%
June 13, 2010 to June 12, 2011	101%
June 13, 2011 to June 12, 2012	100%

(4) Redemption due to the exercise of put options of the Bondholders

The Bondholders are entitled, at their option, to require the Company to redeem the Convertible Bonds at a redemption price of 100% of the principal amount on June 13, 2010. To exercise such option the Bondholders shall deposit a notice of redemption in the provided form of less than 30 nor more than 60 days prior to June 13, 2010. The Stock Acquisition Right incorporated in a Bond which ahs been deposited for redemption shall be waived and forfeited on such redemption date.

(5)Purchase and cancellation

The Company and or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Convertible Bonds in the open market or otherwise and may hold or resell the Convertible Bonds. Bonds that have been purchased by the Company may, at the option of the Company, be cancelled at which time the Stock Acquisition Rights incorporated therein shall simultaneously be waived and forfeited. Convertible Bonds that have been purchased by any Subsidiary may, at the option of the relevant Subsidiary, be delivered to the Company for cancellation at which time the Stock Acquisition Rights incorporated therein shall simultaneously be waived and forfeited.

(6) Form of the Convertible Bonds

Convertible Bonds certificates in the bearer form

(7) Collateral or Guarantees

There is no collateral or guarantees for the Bonds.

(8) Covenants

There is a negative pledge clause.

8. Listing

The Stock Acquisition Rights will be listed on the London Stock Exchange.

9. Substitute Payment

Pursuant to Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code of Japan, when the Stock Acquisition Rights are exercised, the exercising Bondholder shall be deemed to have made the request that the full amount required to be paid upon exercise of such Stock Acquisition Rights shall be deemed to be paid in lieu of the full redemption of the Bonds in respect of such Stock Acquisition Rights.

10. Others

Stabilization operations will not be conducted.

(Reference)

1. Use of Proceeds

(1) Use of Proceeds for this term:

The Proceeds of 10 billion yen (11.5 billion yen if Nomura International plc exercises its right to request another 1.5bn, as stated in 5. (1) above) will be applied towards the Company's capital expenditure requirements.

(2) Changes in the use of Proceeds from last term

None

(3) Impact on Earnings

The Proceeds will be applied towards the Company's capital expenditure requirement, which is part of the Company's medium-term plan to increase production. In particular, increasing capability of the Machining Plant in the new Chiba factory, and constructing a Heat Treatment Plant and a Casting Plant on the Iga Campus. Through this, the Company aims to increase production and efficiency, and allow the timely and stable provision of supplies. This will increase the Company's competitive advantage and contribute to earnings.

2. Distribution of earnings to shareholders

(1) Basic policy on distribution of earnings

The Mori Seiki Group recognizes the paramount importance of its obligations as an enterprise to enhance corporate value and extend the profits of our shareholders, who understand that machine tools are both merchandise that supports manufacturers around the world and capital assets. Our principle for profit appropriation has been to make an overall judgment based on our future business plan, business results, financial conditions, and so on before determining the profit allocation to shareholders and the amount to be retained for our internal reserve. The internal reserve funds will be utilized to invest in the development of pivotal new products and technologies as well as to consolidate our production equipment in order to reinforce our competitive strength in the market.

(2) Dividend policy

Please refer to (1) above.

(3) Status of Dividend paid for the last three fiscal years (Non-consolidated)

	2002 March	2003 March	2004 March	2005 March
per share Net income	-179.13 yen	-59.67 yen	10.47 yen	88.19 yen
Annual dividends per share	5.00 yen	5.00 yen	10.00 yen	20.00 yen
actual Payout ratio	—	—	88.3%	22.3%
Return on shareholders' equity	—	—	1.2%	9.0%
Shareholders' equity payout ratio	0.5%	0.5%	1.1%	1.9%

Notes: 1. Return on shareholders' equity is defined as net income at fiscal year end divided by shareholders' equity (average shareholders' equity at the beginning and end of fiscal year)

2. Shareholders' equity payout ratio is the total annual dividend divided by shareholders' equity (average shareholders' equity at the beginning and end of fiscal year)

3. Net Income per share is based on the average number of shares outstanding (Treasury Stock has been omitted)

4. Figures for March 2005 have not been audited.

3. Others

(1) Dilution by potential shares

Not calculated since Conversion Price is Undecided

(2) Status of Equity financing conducted over the past three years

(1) Status of equity financing

None

Common stock price range

Year to	March 2003	March 2004	March 2005	March 2006
Initial	1,045 yen	560 yen	965 yen	1,135 yen
High	1,221 yen	993 yen	1,203 yen	1,218 yen
Low	515 yen	474 yen	755 yen	1,072 yen
Closing	571 yen	985 yen	1,135 yen	1,150 yen
PER	—	85.2x	12.9x	—

Notes: 1.Share price from May 24, 2005 has been substituted for March, 2006

2. PER is calculated by dividing the share price at the end of the term (closing price) by net income per share at the end of the previous term. (Figures for March 2005 unaudited)

May 25, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Determination of terms of issue, etc. of Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012

Pursuant to the decision made on 25 May 2005 by the Board of Directors, the Company hereby notifies the determination of the following terms of issue, etc. of the Euro Yen Zero Coupon Convertible Bonds due 2012. The stock acquisition rights (shinkabu yoyakuken) incorporated in the Convertible Bonds shall be hereinafter referred to as the "Stock Acquisition Rights" and the Convertible Bonds excluding the Stock Acquisition Rights shall be referred to as the "Bonds". The terms are as stated below:

Particulars of the Stock Acquisition Rights

1.	The amount to be paid upon exercise of the Stock Acquisition Rights:	Equal to the issue price of the Bonds
	The Conversion Price	1,377 yen
	(Reference)	
	Share price, etc. on Issue Date (May 25, 2005)	
	a. Share price (closing price) on the Osaka Stock Exchange	1,119 yen
	b. Premium {Conversion Price/Share price (closing price) -1} x 100	23.06%
2.	Amount to be accounted for as stated capital:	Per share 689 yen*

* When one Stock Acquisition Right is converted with the above formula

(Reference) Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012

(1) Amount Issued — Grand total of 10.1 billion yen and an aggregate principal amount of the Bonds which are additionally issued pursuant

This announcement serves only to publicize the issue of the Mori Seiki Co., Ltd. Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012. It is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction [illegible] any public offering of securities in the United States.

		to exercise of the Option granted to the managers, Nomura International plc being the Lead Manager, and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.
(2)	Date of Decision to Issue	May 25, 2005
(3)	Signing Date	Not applicable
(4)	Date of payment and date of issue	June 13, 2005 (London time、Same for others below unless specified)
(5)	Exercise period of the Stock Acquisition Rights:	On and after June 27, 2005, up to, and including the closing time of business on May 29, 2012 (local time where the exercise is requested). Provided, however, (i) in case of early redemption at the Company's option, then up to the close of business (local time where the exercise is requested) on the third business day in Tokyo prior to the date scheduled for redemption thereof, (ii) in case of the early redemption at the Bondholder's option, then up to the time when the relevant notice of redemption is deposited at the specified office of the Agent, (iii) in case that such Bond shall become due and repayable, then up to the time when such Bond so due and payable and (iv) in case of the purchase and cancellation, then up to the day on which the Bonds are cancelled or delivered for cancellation. In no event, the Stock Acquisition Right shall be exercised after expiration. Upon expiration of the Exercise Period as above (May 29, 2012; local time where the exercise is requested), all the Stock Acquisition Right outstanding will lapse and cease to be exercisable or valid for any purposes.
(6)	Redemption Date	June 13, 2012

This announcement serves only to publicize the issue of the Mori Seiki Co., Ltd. Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012. It is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction

June 8, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1835

Determination of the amount of Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012

Pursuant to the decision made on 25 May 2005 by the Board of Directors, the Company hereby notifies the determination of the amount of the Euro Yen Zero Coupon Convertible Bonds due 2012. The stock acquisition rights (shinkabu yoyakuken) incorporated in the Convertible Bonds shall be hereinafter referred to as the "Stock Acquisition Rights" and the Convertible Bonds excluding the Stock Acquisition Rights shall be referred to as the "Bonds". The terms are as stated below:

1.	Total Amount of Issue	The aggregate amount of 11,615 million yen plus an aggregate principal amount of the Bonds in respect of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.
2.	Aggregate number of Stock Acquisition Rights to be issued	11,500 plus the amount in respect of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(Reference) Particulars of Euro Yen Convertible Bonds with Stock Acquisition Rights due 2012

(1)	Date of decision to issue	May 25, 2005
(2)	Date when terms were decided	May 25, 2005
(3)	Date of payment and date of issue	June 13, 2005 (London time)

(4) The Company has granted the Managers (Nomura International plc) an option to subscribe under certain circumstances up to a further 1.5 billion yen aggregate principal amount of the Bonds. The Company has received the request from the Managers wishing to exercise the full 1.5 billion yen and therefore have determined the total amount to be issued.

This announcement serves only to publicize the issue of the Mori Seiki Co., Ltd. Euro Yen Zero Coupon Convertible Bonds with Stock Acquisition Rights due 2012. It is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction

June 29, 2005

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Administrative HQ Vice Executive Officer
Accounting & Finance Dept. General Manager
Morikuni Uchigasaki
Telephone (052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1. Reason for the Treasury Stock Repurchase

To execute flexible capital policies capable of dealing with economic fluctuations

2. Details of Repurchase

(1) Type of share repurchased:	Common Stock
(2) Total number of shares acquired:	4,000 thousand Shares (Maximum)
	(4.22% of all outstanding shares)
(3) Total amount of shares acquired:	5,000 million yen (Maximum)
(4) Acquisition Period	June 29, 2005 to June 28, 2006

(Reference) State of shares acquired as of June 28, 2005

Total Number of Outstanding Shares:	94,775,000 shares
Shares of Treasury Stock	6,726,058 shares

June 29, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice of appointment of New Representative Director

The Company hereby announces that at the meeting of the Board of Directors held on June 29, 2005 it resolved the details of appointing a new Representative Director.

1. Reason for appointment

   The Company intends to speed up its Operations by changing to a system of having two Representative Directors.

   There are no changes in status to the current Representative Director, Masahiko Mori.

2. Appointment of new Representative Director and Career Summary

New Title	Representative Director, Vice President	
Name	Hiroshi Mizuguchi	
Date of Birth	August 31, 1954	
Career Summary	1977 March	Graduated Nagoya Institute of Technology, Department of Science ,School of Production Machinery Engineering
	1979 January	Joined Mori Seiki
	June 2002	Director, Development & Manufacturing HQ Vice Executive Officer
	October 2002	Managing Director, Development & Manufacturing HQ Executive Officer
	January 2003	Managing Director, Development & Manufacturing HQ Executive Officer (Manufacturing)
	September 2003	Managing Director, Development & Manufacturing HQ Executive Officer (Manufacturing) and Iga Campus Chief
	June 2004	Senior Executive Managing Director, Development & Manufacturing HQ Executive Officer (Manufacturing) and Iga Campus Chief (Current Position)

3. Day of appointment

June 29, 2005

June 29, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice of Address of Web site for Placement of Electronic Public Notices

At the 57th Ordinary General Meeting of Shareholders of the Company on June 29, 2005, a resolution was approved to amend the Articles of Incorporation to introduce an electronic public notice system. It is hereby notified that at the meeting of its Board of Directors held after the Close of the Ordinary General Meeting of Shareholders, the address of the website to place public notices was determined, as described below:

Address of the website for placing electronic public notices

http://www.moriseiki.com/indexj.html

July 12, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Allotment of Stock Acquisition Rights as Stock Options

The Company hereby announces that at the meeting of the Board of Directors held on July 12, 2005 it resolved the details of the issuance of stock acquisition rights. This was introduced upon resolution of the 57th Ordinary General Meeting of Shareholders pursuant to provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the stock acquisition rights are as follows:
Particulars regarding the Amount to be paid upon exercising the Stock Acquisition Right and other undecided portions will be decided on the date of Stock Acquisition Rights issue, July 20, 2005.

1.	Issue date of Stock Acquisition Rights	Scheduled for July 20, 2005
2.	Number of Stock Acquisition Rights	27,980 (100 shares shall be allotted to each stock acquisition right)
3.	Issue price of Stock Acquisition Rights	Free of charge
4.	Type and number of shares to be issued upon exercise of Stock Acquisition Rights	2,798,000 share of common stock of the Company
5.	Amount to be paid upon exercise of each Stock Acquisition Rights	Undecided
6.	Aggregate issue price of shares to be issued upon exercise of Stock Acquisition Rights	Undecided
7.	Exercise period of stock acquisition rights	From July 1, 2007 to June 30, 2010

8	Conditions exercising equity warrant	1 A person who has gained allotment for the right to purchase new shares would have to be the Director, Statutory Auditor or employee of our company or have to be the person who concludes advisory agreement with our company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares. In addition, equity warrants allotted to external consultants will need a valid contract with the Company when it is exercised. 2 The stock acquisition rights may not be transferred, pledged, or otherwise disposed of. 3 In the event that a person with the right to purchase new shares dies, those rights should be inherited by his/her successors. However, the procedure will follow the agreement as described in 4 below. 4 Other conditions would be determined based on the resolution made at the 57th general meeting of stockholders and board of directors on July 12, 2005, and followed by the agreement of the right to purchase new shares, conducted between our company and a person with the right to purchase new shares.
9	Cancellation of share acquisition rights	1 The Company may cancel all the stock acquisition rights without compensation in the event that a general meeting of shareholders approves either a merger agreement in which the Company ceases to be a surviving entity or an agreement for the exchange or transfer of shares by which the Company becomes a wholly owned subsidiary of another company. 2 The Company may cancel all or a portion of the unexercised stock acquisition rights without compensation in the event that a recipient of stock acquisition rights is deemed ineligible to exercise those rights, discussed in 8. (1) above.
10	Restriction on transfer of Share Acquisition Rights	Share Acquisition Rights cannot be transferred unless an approval of the Board of Directors of the Company shall be obtained.
11	Issuance of share certificates for the stock acquisition rights:	Share certificates for the stock acquisition rights shall only be issued when the holder of Stock Acquisition Rights requests to do so.
12	Amount of a portion of the issue price of shares to be issued upon exercise of stock acquisition rights which is transferred to the paid-in capital of the Company	Undecided
13	Summary of recipients	Total of 396, consisting of Directors, Auditors, Employees, and external consultants of the Company and its Subsidiaries.

Reference

(1) Date of Resolution by the Board of Directors to add to the Ordinary General Meeting's Agenda	May 2, 2005
(2) Date of Resolution at the Ordinary General Meeting of Shareholders of the Company	June 29, 2005

July 20, 2005

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Administrative HQ Vice Executive Officer
Accounting & Finance Dept. General Manager
Morikuni Uchigasaki
Telephone (052) 587-1836

Determination of Terms, etc. of Stock Acquisition Rights as Stock Option Scheme

The Company hereby announces the allocation of the undecided portions of the Stock Acquisition Rights, which was originally determined at the meeting of the Board of Directors held on July 12, 2005 pursuant to provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Issue date of Stock Acquisition Rights	July 20, 2005
2. Number of Stock Acquisition Rights	27,980 (100 shares shall be allotted to each stock acquisition right)
3. Type and number of shares to be issued upon exercise of Stock Acquisition Rights	2,798,000 share of common stock of the Company
4. Amount to be paid upon exercise of each Stock Acquisition Rights	1,259 yen per share
5. Aggregate issue price of shares to be issued upon exercise of Stock Acquisition Rights	3,522,682,000 yen
6. Amount of a portion of the issue price of shares to be issued upon exercise of stock acquisition rights which is transferred to the paid-in capital of the Company	630 yen per share

Reference

(1) Date of Resolution by the Board of Directors to add to the Ordinary General Meeting's Agenda	May 2, 2005
(2) Date of Resolution at the Ordinary General Meeting of Shareholders of the Company	June 29, 2005

6/

August 1, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	June 30, 2005 to July 29, 2005
2.	Number of shares purchased	25,000 shares
3.	Total amount purchased	30,535,400 yen
4.	Method of Purchase:	Through the Tokyo and Osaka Stock Exchanges

(Reference) Details of share repurchase discussed by the Board of Directors Resolution dated June 29, 2005. (Announced June 29, 2005)

・Type of share acquired:	Common Stock
・Total number of acquired shares:	4,000,000 (Maximum)
・Total amount of acquired shares:	5,000 million yen (Maximum)
・Acquisition period:	June 29, 2005 to June 28, 2006

October 27, 2005

Company name	Mori Seiki Co., Ltd.
Code number	6141 First Section, Tokyo and Osaka Stock Exchanges
Representative	President
Name	Masahiko Mori
Contact (title)	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manag
Name	Morikuni Uchigasaki TEL (052) 587 - 1835

Notice of Earnings Forecast Revision

Based on recent events, the Company revises its earnings forecasts from those announced on August 4, 2005.

1. Consolidated earnings

Revision of consolidated earnings for the period April 1, 2005 to September 30, 2005 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	64,000	4,700	4,600	3,300
Revised forecast (B)	66,000	5,500	5,200	4,500
Change (B−A)	2,000	800	600	1,200
Change (%)	3.1	17.0	13.0	36.4
Previous fiscal year April 1, 2004 to September 30, 2004	53,311	3,101	3,165	2,574

2. Non-consolidated earnings

Revision of non-consolidated earnings for the period April 1, 2005 to September 30, 2005 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	56,000	4,100	4,100	3,100
Revised forecast (B)	58,200	4,600	4,400	4,500
Change (B−A)	2,200	500	300	1,400
Change (%)	3.9	12.2	7.3	45.2
Previous fiscal year April 1, 2004 to September 30, 2004	44,889	2,360	2,459	2,034

3. Reasons for the consolidated and non-consolidated forecast revision

The following factors have caused the increase in sales and income:

- Expanded demand for capital equipment in Japan and abroad.
- Substantial increases in production capacity resulting from the use of cell production and the auto-camp system
- Effective campaigns to lower materials costs and operating expenses
- Order increases from new customers
- Gain on sale of investments in securities

4. Earnings forecast for year ended March 2006

To be announced at the interim financial results release held on October 31, 2005

63

September 1, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer
	Accounting & Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	August 1, 2005 to August 31, 2005
2.	Number of shares purchased	0 shares
3.	Total amount purchased	0 yen
4.	Method of Purchase:	Through the Tokyo and Osaka Stock Exchanges

(Reference 1) Details of share repurchase discussed by the Board of Directors Resolution dated June 29, 2005. (Announced June 29, 2005)

・Type of share acquired:	Common Stock
・Total number of acquired shares:	4,000,000 (Maximum)
・Total amount of acquired shares:	5,000 million yen (Maximum)
・Acquisition period:	June 29, 2005 to June 28, 2006

(Reference 2) Total of share repurchase since the above Board of Directors Resolution date until August 31, 2005

・Total number of shares purchased	25,000 shares
・Total amount of purchased	30,535,400 yen

October 3, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	September 1, 2005 to September 30, 2005
2.	Number of shares purchased	0 shares
3.	Total amount purchased	0 yen
4.	Method of Purchase:	Through the Tokyo and Osaka Stock Exchanges

(Reference 1) Details of share repurchase discussed by the Board of Directors Resolution dated June 29, 2005. (Announced June 29, 2005)

• Type of share acquired:	Common Stock
• Total number of acquired shares:	4,000,000 (Maximum)
• Total amount of acquired shares:	5,000 million yen (Maximum)
• Acquisition period:	June 29, 2005 to June 28, 2006

(Reference 2) Total of share repurchase since the above Board of Directors Resolution date until September 30, 2005

• Total number of shares purchased	25,000 shares
• Total amount of purchased	30,535,400 yen

October 31, 2005

Company name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number	6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer Accounting & Finance Dept. General Manager Morikuni Uchigasaki
Telephone	(052) 587-1836

Notice regarding Treasury Stock Repurchase

(In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code)

Notice is hereby given that the Company has determined to place purchase orders for its own shares In accordance with the provisions of Sub-section 2 of Section 1 of Article 211-3 of the Japanese Commercial Code

1.	Period of purchase:	October 1, 2005 to October 31, 2005
2.	Number of shares purchased	0 shares
3.	Total amount purchased	0 yen
4.	Method of Purchase:	Through the Tokyo and Osaka Stock Exchanges

(Reference 1) Details of share repurchase discussed by the Board of Directors Resolution dated June 29, 2005. (Announced June 29, 2005)

・Type of share acquired:	Common Stock
・Total number of acquired shares:	4,000,000 (Maximum)
・Total amount of acquired shares:	5,000 million yen (Maximum)
・Acquisition period:	June 29, 2005 to June 28, 2006

(Reference 2) Total of share repurchase since the above Board of Directors Resolution date until October 31, 2005

・Total number of shares purchased	25,000 shares
・Total amount of purchased	30,535,400 yen